18

06010343

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Compass Group

*CURRENT ADDRESS

PROCESSED JAN 20 2006 THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5161 FISCAL YEAR 9-30-05

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 1/19/06

COMPASS
GROUP

Annual Review 2005

Our commitment to building greater value


CITIZEN


+6%
United Kingdom
+2%
Continental Europe
+8%
Rest of the World

Growth in turnover by geographical region

Like for like growth in turnover excludes fuel and is calculated by adjusting for acquisitions (excluding current year acquisitions and including a full year in respect of prior year acquisitions), disposals (excluded from both years) and exchange rate movements (translating the prior period at current period exchange rates), and compares the results against 2004.

Education
Constantly striving to find new ways to ensure we are playing our part in building tomorrow's healthy generations.

Healthcare and Seniors
Offering the highest standards of food safety and hygiene and a detailed understanding of the nutritional needs of this sector.

Defence, Offshore and Remote
The world's largest provider of integrated support services to these sectors in over 50 countries.

Leisure
Providing superior quality catering for prestige sporting and cultural venues.

Travel Concessions
High quality food and beverage services at travel locations.

Owned and Franchised Brands
A unique portfolio of local, national and international foodservice brands offering consistency, recognition, quality and value.

Group results by division



Key
- Core markets
- Developing markets

North America

£3,937m
Turnover
2004: £3,531m

£207m
Operating profit*
2004: £190m

United Kingdom

£3,292m
Turnover
2004: £3,092m

£205m
Operating profit*
2004: £294m

Continental Europe

£3,587m
Turnover
2004: £3,432m

£190m
Operating profit*
2004: £178m

Rest of the World

£1,888m
Turnover
2004: £1,717m

£107m
Operating profit*
2004: £109m


+12%
North America

*Before goodwill amortisation and exceptional items.

Our market sectors, businesses and brands

We operate in clearly defined market sectors through distinct, client-facing operating companies.

We use sector focused businesses and innovative foodservice branding to expand our business through a combination of organic growth and acquisitions.

Business and Industry
A world leader in food and services management to customers at their place of work.

Eurest

Fine Dining
The finest possible dining facilities for boardrooms, hospitality and major social events.

Restaurant Associates
Flik
Roux
Levy Restaurants

Vending
Providing what has become an integral part of the food and beverage operation for modern organisations.

selecta
Canteen



We are specialists who help clients either outsource or establish a food or support service, or sometimes both, to suit their needs.

How we do that draws on our global resources and our understanding of different cultures and market sectors. We work in partnership with our clients, usually in their premises. And by using their facilities and equipment we keep capital investment to an absolute minimum.

Looking at the world map today shows how far we have come since 1992. We have grown from a domestic operator to a global player. That journey has given us a great platform to build on and enabled us to benefit from opportunities far and wide.

Making the most of these opportunities starts, as ever, by being clear why we are in business.

Our aim is to be the premium operator in the contract catering and support services market with an outstanding reputation for quality, value for money and client & customer satisfaction.

To achieve this means maintaining our market leading positions in the world's key regions with major brands in our chosen business sectors. But it also means applying fresh thinking to the way we run our business, re-energising the talents that have made us a leader while looking at new ways of maximising value from our core operations.

We have to work smarter – simplifying what we do and how we do it, focusing on our core contract catering operations, leveraging client relationships by growing the range of our support services, maximising synergies for clients, organic profit growth for us and enhanced value for our shareholders.

We know what we have to do. The task now is to make it happen.

Our strategy is about building value for shareholders. Delivering this value is enshrined in 4 commitments to all our stakeholders. Commitments that each reflect the potential inherent in the business.

Our 4 commitments:

1. We will ensure that we maximise the return on the investments we have made.
Page 06

2. We will never forget the importance of keeping the customer satisfied.
Page 08

3. We will deliver on our expertise with an unrivalled consistency.
Page 10

4. We will continue to place the best people in the business in our business.
Page 12

>
Turn here for our 2005 regional financials, information on the brands we own and for the regions we cover.

This Annual Review 2005 does not contain sufficient information to allow for a full understanding of the results of the Group. For further information the separate publication Annual Report 2005 constitutes the full Annual Financial Statements of the Group which is available from our website www.compass-group.com

These are important times for Compass. A time of change. A time to build on the value inherent in the business. This thinking forms the basis of the 4 key commitments in this document. Each one signals the potential in Compass. Each commitment will lead to greater value.

Financial highlights

Group turnover
£12,704m
2004: £11,772m

Free cash flow
£348m
2004: £246m

Total operating profit*
£711m
2004: £775m

Return on capital employed*
5.7%
2004: 6.4%

Basic earnings per share*
19.1p
2004: 21.1p

*Before goodwill amortisation and exceptional items.

CHAIRMAN'S STATEMENT

Since 1992 we have built a strong platform in the global foodservice market, but now we must leverage the synergies that this platform and scale give us to deliver enhanced shareholder value. During 2005 we conducted a comprehensive review to identify the actions we must take to create this value.



2005 was one of the most difficult years that Compass Group has experienced. Strong performances in North America and the Rest of the World regions were offset by difficult trading, particularly in the UK and several European countries. Acceleration in the change of structure of contracts from cost plus to fixed price or profit and loss has also impacted on margins. However, we have taken decisive action to re-energise the business and to focus on our core contract catering operations, and to build on the growth in the support services business to improve financial performance. Significantly, we have decided to exit the travel-related concessions market by selling SSP.

Overview of Group results

3 of our 4 geographic divisions performed to our expectations. Like for like turnover growth for the year was 7% driven by very strong performances in North America at 12% and in the Rest of the World at 8%.

Free cash flow for the year was £353 million at 2004 exchange rates, up 44% on the previous year. Operating profit before goodwill amortisation and exceptional items fell to £711 million from £775 million last year primarily as a result of tough trading in the UK and the reduction in scale and profitability of the Group's Middle East military business. Operating profit in the UK fell by £89 million to £205 million. About one-third of this decline is due to cost pressures and the impact of the London bombings. The remaining two-thirds can be attributed to increased pension contributions, restructuring costs, lower disposal profits, the sale of the Gatwick Meridien hotel and less capital expenditure.

Shareholder returns

The recommended final dividend is 6.5 pence per share resulting in a total dividend for the year of 9.8 pence per share, an increase of 5.4% on the previous year.

Market overview

The contract catering and vending market (excluding travel concessions) has a value of approximately £215 billion of which only around one third is outsourced to specialist operators. Compass Group has around a 5% share of this global market. Collectively the world's major foodservice companies have approximately a 10% market share.

The trend by organisations to outsource their catering requirements is continuing as clients seek to reduce their foodservice subsidies. Competition within the industry is polarised. Barriers to entry at a local level are low and it is relatively easy to open and run a small number of contracts. Barriers are much higher when moving to a large-scale operation, however. As a result the market is characterised by a large number of small operators at one end, very little in the mid-market, and a few large-scale global operators at the other end.

We are seeing some change in the structure of our contracts with an acceleration away from cost plus contracts, where all the costs are recharged to the client along with a management fee, to fixed price contracts where the client pays a fixed price for a specified range of services and to profit and loss type contracts where the contractor bears the risk. Over 70% of our contracts are now fixed price or profit and loss based.

The global support services market is estimated to be worth over £300 billion, of which less than 30% is outsourced, with projected growth in outsourcing expected to be 5-9% annually. By focusing on building growth in support services we can leverage our existing client relationships to better effect, and maximise synergies and efficiencies.

Management

This is my last annual report as Chairman. Sir Roy Gardner, currently CEO of Centrica PLC, joined the Board on 1 October as the Senior Independent Director and will succeed me as Chairman by summer 2006. I wish him well.

2005 saw a number of other changes to the Group Board. Michael Bailey, CEO since 1999, announced in September his decision to step down and a full search to find his successor is underway. He will stay as Chief Executive as long as is required by the Board. The Nominations Committee, chaired by Sir Roy Gardner, is well advanced with this process and has appointed the headhunter Korn/Ferry to conduct the search. Clive Grundy, Group Human Resources Director left the Company; Alain Dupuis, CEO Eastern Division, stepped down from the Board though he remains with the Group as Chief Executive of our emerging markets business and Andrew Lynch, CEO of SSP stepped down from the Board following our decision to sell this business. Also, after 27 years with the business, Company Secretary Ron Morley has left the Group. I would like to thank them all for their contribution.

United Nations

Since the end of the financial year we have had cause to instigate an investigation led by Freshfields, supported by Ernst & Young, into the relationship between Eurest Support Services (ESS), IHC and the United Nations. The investigation is being overseen by Steve Lucas, Chairman of the Audit Committee. The Board takes this matter very seriously indeed. Our Code of Ethics determines the nature of all our business relationships and applies to everyone, everywhere and in all circumstances. That is why we acted decisively and dismissed 3 executives after the external investigation raised serious concerns as to whether, within ESS, there had been, in connection with IHC and the UN, improper conduct and a failure to comply with our business principles. The investigation is on-going and no final conclusions have been reached. We are co-operating voluntarily and fully with the UN and US authorities, including the Office of the United States Attorney for the Southern District Court of New York.

Outlook

In 2006, the Group anticipates continued strong trading in North America and the Rest of the World (excluding the impact of scaling back the Middle East military business). In Continental Europe, where the macro-economic climate is expected to continue to contribute to a difficult trading environment, the focus will remain on keeping a tight cost base and working to improve client retention. In the UK, cost pressures are expected to remain a significant challenge, however, actions are being taken to deliver a robust contract base with the aim of achieving a similar level of profit to that in 2005. Overall the Group will continue to focus on free cash flow and improving return on capital employed.

Conclusion

I have been with the Company for over 20 years. In this time we have grown from a company with revenues of under £250 million to over £12 billion and from operations in just 1 country to over 90 countries and established ourselves as the world's leading foodservice company. This is a strong base from which to create enhanced value for shareholders and I have confidence that the Group is well placed to do this going forward.

Sir Francis Mackay
Chairman



CHIEF EXECUTIVE'S STATEMENT

The last year has been a difficult one, but a 'new' Compass is now beginning to emerge which is sharper and smarter, with a clear focus on what we have to do to deliver client and customer satisfaction and drive up the value inherent in the business.



Strategy

Our aim is to be the premium operator in the contract food and support services market with an outstanding reputation for quality, value for money and client & customer satisfaction.

The role of our people in delivering an outstanding service that exceeds our clients' and customers' expectations and enhances the Company's performance, creating value for shareholders, is critical to achieving this aim.

I know that over the last 2 years our financial performance has not lived up to our shareholders' or our own expectations. That is why in the spring of 2005 I initiated a root and branch review of all aspects of our operational and financial performance.

We concluded that the business had become too complex, both in terms of our structure and the range of businesses we operate, and that we have spread our resources and investment too thinly. In order to drive returns for shareholders we have decided to focus on our core contract catering operations and on building on the growth in our support services offering.

To do this we have decided to sell our Travel Concessions business, Select Service Partner (SSP). Whilst the travel concessions market offers considerable growth opportunities the sale of SSP will enable us to focus better on driving the financial performance of our core businesses and delivering enhanced returns to shareholders over the longer term. The formal sale process for SSP has commenced and we are encouraged by the considerable interest being shown by potential acquirers. We anticipate that a sale will be concluded by the end of the first half of 2006. Proceeds from the sale will be used principally to reduce debt and strengthen the Group's balance sheet, with the balance being returned to shareholders. We will keep exclusive access to brands such as Caffè Ritazza, Upper Crust and Harry Ramsden's in our core contract catering sectors and will seek to enter into an agreement with the acquirers to retain the purchasing benefits.

We have also simplified our structure by reducing the number of operating divisions. This has helped speed up decision making and is expected to result in estimated overhead savings of £50 million in 2006.

Challenges and opportunities

The contract catering and support services markets still offer considerable opportunities for growth but they are not without their challenges.

In contract catering, rather than the client company providing a subsidy to the end user, the trend is increasingly for the full cost to be reflected in the price paid by the customer. Inevitably, the customer benchmarks the foodservice offer against that available in the high street. To compete, caterers have to change the way they operate, not only to serve but also to sell. This means adopting merchandising skills and techniques commonly seen within the retail sector to drive throughput and spend per head whilst, at the same time, improving labour productivity.

We have been particularly successful in adopting this model in North America and we are accelerating the roll-out of this model to the rest of our operations. We have also developed retail skills training to support our front-line staff in delivering against these new challenges.

In the Education and Healthcare sectors there are still considerable opportunities for growth. Public sector bodies are recognising the considerable benefits in terms of service, quality and efficiency that outsourcing their requirements to specialist contractors can bring. We estimate that only about 30% of the global education and healthcare markets are currently outsourced, underlining the significance of the opportunity.

Our operational and financial experience in support services has been gained in 2 key sectors – Healthcare and Defence, Offshore and Remote. We responded to the trend for 'added value' services in the North American healthcare market with the purchase in 2001 of Crothall and we have been very successful in transferring these skills to other parts of the business, particularly in the UK.

The critical 'life support' services we provide to clients in the Offshore and Remote sector has also given us valuable experience in providing fully integrated catering and support services. We are seeing an increasing trend amongst clients, particularly in Business and Industry, to bundle their catering requirements alongside certain 'soft' support services such as cleaning, laundry and reception in order to reduce the number of contractors they have to manage.

The margins in our existing support services business are similar to those in contract catering and, generally, this type of business requires lower levels of capital investment. We see the demand for support services accelerating over the next few years and now is the right time to focus on developing and growing our capability and business in this market.

Client and supplier relationships

Building long-term relationships with our clients and suppliers remains a key focus for us. Clients want quality and value for money and our success in delivering this is reflected in client retention which was once again 95% for the year. Many clients have been with us for long periods, in the UK, for example, the average length of client relationship is over 9 years.

Providing quality and value for money depends on building lasting partnerships with our many suppliers. In the UK, for example, over 96% of the suppliers who provide us with over three quarters of our purchases have been with us for more than 4 years. We are working with suppliers to improve payment terms and have made considerable progress over the past 2 years. We are also making our Supplier Code of Conduct widely available and are putting in place a formal process for suppliers to raise any issues with us.

Managing for value

Compass has a very strong entrepreneurial spirit and it is critical that we retain this whilst at the same time improving the financial disciplines around capital expenditure and cash generation. There is no 'one size fits all' solution. In our most successful division, North America, we will continue to pursue profitable new business opportunities as well as focusing on driving more profit from existing contracts. We will continue to invest proportionately more capital to support this growth as it is in North America where we are generating some of our best and, most importantly, predictable returns. By contrast, in the UK and northern Europe where we are facing both economic and market challenges, we will focus on driving value through productivity efficiencies and the implementation of a more retail skills oriented business model.

Conclusion

Whilst our financial performance over the past 2 years has not been good enough, I believe that we have during 2005 put in place the actions necessary to give us a robust base from which to drive future profit growth and that the fundamentals of our business model are the right ones to deliver value for shareholders.



Michael J Bailey
Chief Executive

Turning our investment into something worth having


CANADA
NORTH ATLANTIC OCEAN
PACIFIC OCEAN
BRAZIL
SOUTH ATLANTIC OCEAN
INDIAN OCEAN

Our commitment to building greater value:

#1

We will ensure that we maximise the return on the investments we have made

The investment we've made hasn't just provided us with valuable brands and products. It has given us a great platform in a global market. One where our focus on free cash flow and improving return on capital employed will ensure significant cost savings and healthy profitability, leading to even greater value. So when we look at the map today, we see opportunities far and wide for tomorrow.

SUMMARY OPERATING REVIEW

The Group's operations are managed across 4 geographic divisions.

North America

£3,937m
Turnover

£207m
Operating profit

12%
Growth in business

This was another excellent year for our North American business with like for like turnover growth of 12% and operating profit, excluding associates, goodwill amortisation and exceptional items, increasing from £190 million in 2004 to £207 million in 2005. North America now accounts for 32% of the Group's turnover, excluding fuel, and 29% of operating profits, excluding associates, goodwill amortisation and exceptional items, and employs over 123,000 people. We once again saw strong growth in our Healthcare businesses which grew by 15% on a like for like basis. The Business and Industry and Education sectors delivered solid growth whilst Vending showed a modest increase of 4% on a like for like basis. Our Sports & Leisure business had another very strong year with like for like growth of 17%, reflecting the success of Levy Restaurants in delivering not only strong contract gains, but also increased customer spend at our venues.

North America still represents a significant market opportunity. Based largely on information made available by the National Restaurant Association and Technomic Inc., it is estimated that just over 50% of the contract catering market is outsourced and that contractor penetration in the important Education and Healthcare sectors is estimated to be in the region of 40%.

The other factor in our success is a well developed retail model that drives throughput and spend per head implemented by an experienced and highly motivated management team led by Gary Green. There has been a slight decline in the operating margin to 5.3% (2004: 5.4%), mainly due to the impact of the National Hockey League strike and Hurricane Katrina towards the end of the year.

During the year significant contract gains and renewals included a new 3-year contract for Eurest, in conjunction with Canteen, with AT&T with annual turnover of nearly £3 million and the Hospital of the University of Pennsylvania awarded Morrison Management Specialists, in conjunction with Crothall, a new 5-year contract with annual revenues of over £11 million. The success of our Education business, Chartwells, is reflected in new and retained contracts with annual revenues of over £26 million including the University of West Florida, UNC Asheville, Wentworth Institute of Technology, Edinboro University, Rochester City Schools and a renewal of the contract with the Chicago Public Schools system. In addition The Bradley Center awarded Levy Restaurants a new 7-year contract with annual turnover of over £5 million.

In the aftermath of Hurricane Katrina we continued to service our clients and customers in the affected regions. In anticipation of the hurricane, Eurest, along with their clients, had organised and prepared food services, water and basic living supplies for thousands of evacuees. Over 20,000 meals were served daily in affected areas. We established temporary 'tent cities' providing essentials for relief workers and victims, and supported 6 tent cities located in the Gulf States region. A relief centre in Pascagoula, Mississippi provided shelter and food for 15,000 evacuees. Also 4 tent villages, supporting over 2,600 employees and families were built. Morrison Management Specialists teams stayed in place through the hurricane to assist in the evacuation of 6 hospitals and served 15,000 meals daily to patients and residents at 4 hospitals and 2 senior dining communities in the Gulf Coast states.

The actions of our people in the wake of this natural disaster are a testament to their dedication to client and customer service.

The outlook for our business in North America is very good.



North America
Contract gains and renewals
A new 3-year contract for Eurest, in conjunction with Canteen, with AT&T with annual turnover of nearly £3 million.

Morrison Management Specialists were awarded a new 5-year contract with the Hospital of the University of Pennsylvania in conjunction with Crothall, with annual revenues of over £11 million.

Chartwells won and retained contracts with annual revenues of over £26 million.

Levy Restaurants were awarded a new 7-year contract with annual turnover of over £5 million by The Bradley Center.

In the aftermath of Hurricane Katrina we continued to service our clients and customers in the affected regions. In anticipation of the hurricane, Eurest, along with their clients, had organised and prepared food services, water and basic living supplies for thousands of evacuees. Over 20,000 meals were served daily.



Keeping a place for the customer



Our commitment to building greater value

#2

We will never forget the importance of keeping the customer satisfied

It's a simple equation – happy customers leads to happy clients and that equals a successful and profitable relationship for us. Every decision we make is made with the customer in mind. That's why, at every meeting in our Company, we like to imagine that a customer is in the room with us, so we always save them a chair.

SUMMARY OPERATING REVIEW
CONTINUED

United Kingdom

£3,292m
Turnover

£205m
Operating profit

6%
Growth in business

The UK now accounts for 23% of the Group's turnover, excluding fuel, and 29% of its operating profit excluding associates, goodwill amortisation and exceptional items and employs approximately 88,000 people. Despite achieving turnover growth of 6% on a like for like basis in Contract catering and 4% on a like for like basis in Travel Concessions, the overall financial performance of the business has been unsatisfactory. Cost pressures, particularly in Business and Industry, have resulted in the Contract catering margin declining from 8.6% in 2004 to 5.9% in 2005. We have only been able to pass on some of these cost increases to clients.

In July we refreshed the UK management team and instituted a programme to give us a more solid contract base from which to grow. Don Davenport, who became CEO of the UK business following the merger with Granada, stepped down after over 40 years service to the hospitality industry, for which we thank him. He has been replaced on an interim basis by Gary Green, CEO of our North American business. We have also appointed a new leader for our Business and Industry operations, which account for 55% of our Contract catering business. Chris Copner brings strong retailing skills with him from his time as Managing Director of our UK Travel Concessions business.

The first stage of this programme is to cut out unnecessary management layers, improve accountabilities and reduce cost. The UK market still offers significant opportunities, not least in Healthcare, Education, Leisure and increasingly Support Services. The Business and Industry sector is more mature but still capable of delivering profitable growth. To capture this growth, we have undertaken a detailed review of our contracts portfolio, to ensure we have a robust contract base with sustainable margins. At the low end of the margin spectrum we have sought to increase prices and improve the margin or, in some instances, we are prepared to exit the contract. At the high end we have recognised that we need to absorb some of our cost increases, as we have this year, in order to retain these accounts. Properly executed, the net effect of these actions should enable us in 2006 to deliver the same level of profit as 2005.

Contract gains and renewals of note during the year include a renewed 7-year contract with Prudential with annual revenues of over £1 million; renewed contracts for Medirest with the West Hertfordshire Hospital NHS Trust and Homerton University Hospital NHS Foundation Trust with combined annual revenues of around £13 million and, in Education, renewed contracts with Durham County Council and Millfield School with annual revenues of over £11 million.

Our decision to sell our Travel Concessions business, in order to focus on our core Contract catering operations and to build on the growth in Support Services, will change the profile of our UK business. UK Travel Concessions account for 52% of total Travel Concessions turnover, excluding fuel, and 28% of our UK turnover, excluding fuel.

Despite the difficulties our UK business has faced over the past 2 years all of our people remain fully focused on delivering against their clients' and customers' expectations and this is reflected in the positive feedback we are receiving from our unit-based staff.



United Kingdom
Contract gains and renewals
A renewed 7-year contract with Prudential with annual revenues of over £1 million.

Renewed contracts with NHS Trusts for Medirest with annual revenues of around £13 million.

Renewed contracts in Education with Durham County Council and Millfield School with annual revenues of over £11 million.



Remembering what success looks like



Our commitment to building greater value:

#3

We will deliver on our expertise with an unrivalled consistency. The measures to judge success can be remarkably simple. Busy cafeterias, heavy footfall, limited wastage of produce, repeat requests and empty plates. In other words getting the basics right leads to customer satisfaction and client retention. These things happen due to our quality of product and service. Making this work as a profitable business means delivering on our expertise time and time again. New practices that we're introducing will enhance this dynamic and lead to greater success.

SUMMARY OPERATING REVIEW
CONTINUED

Continental Europe and Rest of the World

Continental Europe

£3,587m
Turnover

£190m
Operating profit

2%
Growth in business

Rest of the World

£1,888m
Turnover

£107m
Operating profit

8%
Growth in business

Continental Europe represents 29% of the Group's turnover, excluding fuel, and 27% of its operating profit excluding associates, goodwill amortisation and exceptional items, whilst Rest of the World represents 15% of turnover, excluding fuel and 15% of operating profit excluding associates, goodwill amortisation and exceptional items. Approximately 195,000 people are employed in nearly 90 countries. Like for like turnover growth for the year was 4.0% with the margin broadly in line with last year at 5.5%.

Continental Europe

Trading in Continental Europe remains difficult with little or no growth in the major markets of France, Germany, the Netherlands and Italy. In France and the Netherlands we put in place new management during the course of the year that have restructured the business by reducing management layers and introducing a shared services approach to back of house functions, such as accounting and IT, which have reduced operating costs. Trading in Spain and Switzerland was more encouraging.

We continue to roll out our purchasing model and the success of this is reflected in margins broadly similar to last year despite rising costs, particularly related to escalating energy prices. We have also aligned our European purchasing teams more closely with country operations so as to ensure that purchasing synergies are realised whilst ensuring the needs of operators at the local level are being met.

Significant contract gains and renewals in the year include, in Switzerland, a new 5-year contract with Swisscom with annual revenues of over £13 million; in Germany a new 5-year contract with Alcatel worth £3 million in annual revenues; in France contracts with Sollac Loraine and Bouygues Arc de Seine worth over £3 million in annual revenues; contracts in Healthcare included Association Notre-Dame de Bon Secours in Paris, University Hospital Bonn in Germany, Maria Gamla Stan District Council in Sweden and Ullevål Patient Hospital in Norway with combined annual revenues of over £6 million; and in Vending contracts with Paresto (MOD) in the Netherlands and Saab in Sweden worth over £3 million.

Rest of the World

There were strong new business performances in Australasia and South America. Contract gains included, in Japan, a new 3-year contract with Japan Post worth over £18 million in annual revenues and a 5-year contract with Fukuoka Mutual Aid Association worth over £2 million in annual revenues; and in Australia a 5-year contract with the Commonwealth Government of Australia worth over £13 million in annual revenues and a 10-year contract with Campus Living (Sydney University Village and RMIT village) worth nearly £2 million in annual revenues.

In order to grow our business in emerging markets such as China, Indonesia, India, Turkey and Russia, Alain Dupuis stepped down from the Group Board to become CEO of these emerging markets to ensure that they get the necessary management focus to realise their future potential.

Continental Europe and Rest of the World
Contract gains and renewals

A new 5-year contract with Swiss business Swisscom with annual revenues of over £13 million.

In Germany a new 5-year contract with Alcatel worth £3 million in annual revenues.

In France contracts with Sollac Loraine and Bouygues Arc de Seine worth over £3 million in annual revenues.

Contracts in Healthcare combined to produce annual revenues of over £6 million.

In Vending, contracts with Paresto (MOD) in the Netherlands and Saab in Sweden are worth over £3 million.

In Japan, a new 3-year contract with Japan Post is worth over £18 million in annual revenues and a 5-year contract with Fukuoka Mutual Aid Association is worth over £2 million in annual revenues.

In Australia a 5-year contract for ESS with the Commonwealth Government of Australia is worth over £13 million in annual revenues and a 10-year contract with Campus Living (Sydney University Village and RMIT village) is worth nearly £2 million in annual revenues.



Recognising what we're made of



Our commitment to building greater value:

#4

We will continue to place the best people in the business in our business

At every level of the organisation our people excel. There's an ability to deliver. An innate and infectious 'can-do' attitude that fosters pride and confidence. A collective sense of achievement – this is a huge and powerful team built on experience, knowledge, integrity and commitment. Where attention to detail and shared responsibility are second nature. Our people make us what we are today and will shape our future.

SUMMARY OPERATING REVIEW
CONTINUED

We are continuing to scale down our Middle East military business with turnover reducing to £170 million in 2005 (2004: £250 million) and operating profit, before exceptional items, was £35 million (2004: £50 million). There are still opportunities for military business in the Middle East but increasingly we are choosing not to participate in this work because the margin is becoming less attractive relative to the complexity of the operations and associated risks.

Our people

This year we have seen continued evidence that our strategy to be recognised as a preferred employer is delivering real benefit. Our most recent global workforce survey shows an increase in loyalty, pride in the Group and the likelihood to recommend Compass as a place to work compared to the same survey in 2003. To further underline this, Compass Group was named 7th best large company to work for in the Annual Best Companies to Work For list produced by the Sunday Times newspaper in the UK, a ranking based on the paper's own independent survey of our people. Most recently the Group won 3 Personnel Today awards for Employer Branding, Best HR Strategy and the Best Overall Award.

A significant contribution to this performance is the degree to which we live our values in the organisation – our people continue to rate us highly for the emphasis we place on teamwork and on the focus we give to service and food quality. Importantly, the greatest improvements we have seen have been with our front-line service teams, especially in those areas such as recognition, communication, support from their manager and sharing success, where we have put specific programmes in place in response to the feedback from our last global survey.

Our commitment to listen to our people and take action has contributed to an increase in participation in the survey.

In addition we have begun to see the impact of the Group's employment brand, which was launched in 2004, to improve our ability to attract, recruit and retain the best people by clearly and consistently communicating the reasons why people would choose to join and develop their careers with Compass.

Our commitment is to deliver real opportunities to our people throughout their career. We define this in 8 core opportunities, ranging from how people join the Group, to work life balance and reward and recognition. One of these is the opportunity to learn and grow, which restates our long-standing commitment to developing the skills of our people. This year has seen a number of innovative new programmes to support this. Examples of this are the Compass College in Australia, which has created a suite of training programmes for staff at all levels that can be delivered either face to face or online via the web; the Great Business Growing our Sales programme, which provides our front-line teams with the retail and merchandising skills needed to drive up sales and throughput; and Sed de Saber, an award winning self-paced learning programme in North America to help Spanish–speaking staff improve their English, both on a general level and specifically for working in the foodservice industry.

The net result of our people strategy is that we are seeing a significant increase in internal promotions, improvements in retention in countries such as Australia, France and the UK, and an increase in the number of people applying to work for Compass.

Our people strategy continues to attract external recognition, winning a number of major awards in the past year. Most rewarding of all is that the individual and team skills of our people and the quality of the food and service they provide continues to receive acclaim – in the 2004 Culinary Olympics alone we won an outstanding 57 awards, including 3 gold, 32 silver and 14 bronze medals. We will continue to build on these successes in the year ahead.



Compass Group was named 7th best large company to work for in the Annual Best Companies to Work For list produced by the Sunday Times newspaper in the UK, a ranking based on the paper's own independent survey of our people.



ACTING RESPONSIBLY IN BUSINESS

Naturally we wish to focus on areas where we can have most impact, and we concentrate our efforts on these: our people, wellness and nutrition, sourcing and serving food responsibly, communities and the environment.



Further information about our corporate responsibility programme can be found at www.compass-group.com



We try to support local producers and suppliers wherever we are in the world.

Because of our position as one of the largest foodservice companies working around the globe we have a big influence on what 20 million customers a day choose to eat and drink; the foods we buy can affect food production sustainability and the environment; and we have an obligation to the vast number of different communities in which our people live and work. So with our scale comes responsibility.

We take this responsibility very seriously. It's what people expect of us – whether clients, employees, suppliers, investors or other stakeholders. They trust every one of us to act responsibly in the way we manage our business. Responsible behaviour has always been deeply ingrained in our corporate culture.

2 years ago we developed a policy and measurement matrix that highlighted the key impact areas of operations. We review this matrix regularly, with feedback from our stakeholders, to ensure the impact areas are still relevant. Furthermore, in June 2004 we became a signatory to the United Nations Global Compact and the 10 principles they use. This, together with our own business principles, forms the foundation of our corporate responsibility programme as it affects everyone, everyday, everywhere.

Doing business responsibly

We have always encouraged our people to act with integrity in their relationships with each other, our clients and customers, suppliers and partners and other stakeholders.

In the last year we talked to many of our stakeholders* to understand their expectations. In their view, the most relevant activities for Compass to demonstrate responsibilities in action were:

- being proactive about wellness and nutrition, for all the world's citizens;
- actively supporting our people in building healthy and sustainable communities;
- improving the employability of disadvantaged people by sharing skills and expertise;
- implementing cost-effective environmental initiatives; and
- working with local communities and suppliers to help them supply the goods Compass wants, and be in a position to take up employment opportunities with Compass.

Our business principles

Our business principles form the foundations upon which our corporate responsibility programme is based. The full text is available at www.compass-group.com:

- employees – as a service company, our people are key to our success. We should respect and value the individuality and diversity every employee brings to our business and seek always to create a positive, open, working environment;
- clients and customers – our reputation and the loyalty of our clients and customers depends upon our delivering superior food quality, service and choice;
- investors – our success is built upon the trust and confidence of our investors and we are dedicated to protecting their long-term interests;
- suppliers and subcontractors – we seek to establish mutually beneficial relationships with all our suppliers, and encourage them to match our high standards of food safety, working conditions, trading practices, health and safety and environmental protection; and
- governments and the wider community – our success depends on complying with the law, together with sensitivity to local customs and conventions governing business relationships.

In addition, we use the 10 principles set out in the United Nations Global Compact relating to human rights, labour standards, the environment and anti-corruption, to underpin our own business principles.

*Source: Compass Group stakeholder research on corporate responsibility, Sept – Oct 2004

We are included in the DJSI, FTSE4Good, and The Global Compact commitment. The BITC Awards 2005 recognised our sponsorship of the Hoxton Apprentice. The restaurant is partly staffed by people who were previously long term unemployed or homeless.

Dow Jones Sustainability Indexes

FTSE4Good

THE GLOBAL COMPACT

AWARDS 2005

How we manage corporate responsibility

Progress against our strategy is reviewed annually by the Group Board, and more often by the Executive Committee, whose members have responsibility for key impact areas.

A steering group of senior managers provides support to individual country and operating company management teams. This structure provides leadership, guidance and support in the form of a common set of policies and principles, and allows us to manage and assess our performance. But a completely prescriptive approach could not take into account the enormous diversity of our business, so our structure allows people the freedom to get on and do what is right at a local level.

We are included in the DJSI and FTSE4Good Indices, and our participation in these provides us with an invaluable tool for benchmarking progress, and we will report on this in future.

Summarised below are the key impact areas we focus on:

Our people

People are at the heart of our business, and our success depends on attracting, developing and retaining the very best. That is why we place so much emphasis on ensuring everyone, everywhere, shares a common set of values – values which underpin our approach to corporate responsibility.

Wellness and nutrition

There are 300 million obese adults in the world – 100 million more than 10 years ago. In 20 years time the number of people dying from weight-related illnesses will have doubled. We are commited to playing our part in helping our customers to eat more healthily.

Sourcing and serving food responsibly

Each year we buy over £3.5 billion worth of food. Our clients and customers want to know where the food they eat comes from, that it's safe and from sustainable sources. We do too.

Compass in the community

With 40,000 outlets around the world we're part of a lot of different communities. The community element within our corporate responsibility programme focuses on our belief that we achieve the greatest impact by encouraging our people to give time, resources and skills to initiatives that address social exclusion issues within those communities.

Our role in respecting the environment

Everyone's future depends on the availability of clean natural resources. We recognise we have a responsibility to do our bit to protect the planet.

Our plans for corporate responsibility:

- to report annually on what we have done to embed our business principles into our day-to-day operations;
- to play our part in tackling the global challenge of wellness and nutrition;
- to complete our food safety handbook and roll-out to unit managers in Europe and North America during 2006 and to the rest of the Group in 2007;
- to put in place policies and procedures that will continue to ensure our food is sourced responsibly;
- to report on activities to manage our environmental impacts, including data on energy usage in the offices and premises for which we are directly responsible;
- to put in place a set of indicators to measure our progress; and
- to report on our progress in 2007 and outline targets for future activity.

We feed 20 million customers around the world, everyday. We are educating all our customers with the advice and information needed to make their own lifestyle choices.

We run the world's largest employee surveys to monitor employee satisfaction and to improve our service.

Philip – Executive Head Chef
Hasina – Production Assistant



SUMMARY FINANCIAL REVIEW

Actions are underway to improve financial performance, with continued focus on delivery of strong free cash flow and improved returns on capital employed ('ROCE') over the medium term. The Group has announced medium-term (2006-2008) objectives to improve ROCE by 100 basis points and to generate free cash flow over the period of £800-£850 million (post the disposal of SSP).



Group performance

The Group's reported financial summary for the year ended 30 September 2005 is set out below.

	2005	2004	Increase/ (decrease)
Turnover	**£12,704m**	£11,772m	7.9%
Total operating profit			
– reported	**£302m**	£500m	(39.6)%
– before goodwill amortisation and exceptional items	**£711m**	£775m	(8.3)%
Profit before tax			
– reported	**£171m**	£370m	(53.8)%
– before goodwill amortisation and exceptional items	**£581m**	£645m	(9.9)%
Basic earnings per share			
– reported	**0.0p**	8.3p	
– before goodwill amortisation and exceptional items	**19.1p**	21.1p	(9.5)%
Free cash flow	**£348m**	£246m	41.5%

Turnover

Like for like turnover growth of 7% was achieved as a result of new contract gains of 11% offset by contract losses of 5% and positive throughput of 1%, driven by North America where the business has been focused on driving volumes within existing accounts as well as achieving price increases.

The Group continues to focus on client retention, which was again high in the year at 95%. This was achieved as a result of continued investment in people, client account management and contract retention teams.

The strong performance in like for like turnover growth was driven by new business wins across all sectors, with a continued trend to outsourcing in Healthcare and a high level of activity around the globe in Offshore and Remote supporting the buoyant extractive industries sector.

Total operating profit

The decline in total operating profit, before goodwill amortisation and exceptional

Turnover
2005 – £12,704m


2005 £12,704m
2004 £11,772m
2003 £11,286m
2002 £10,617m
2001 £8,716m

Free cash flow
2005 – £348m


2005 £348m
2004 £246m
2003 £415m
2002 £368m
2001 £33m

Total operating profit
2005 – £711m


2005 £711m
2004 £775m
2003 £797m
2002 £805m
2001 £676m

Basic earning per share
2005 – 19.1 pence


2005 19.1p
2004 21.1p
2003 20.8p
2002 20.5p
2001 19.8p

Goodwill amortisation and exceptional items are excluded from these graphs.

items, of 8% resulted primarily from tough trading in the UK and the reduction in scale and profitability of the Group's Middle East military business. Trading conditions in Continental Europe remained difficult in France, Germany, the Netherlands and particularly Italy which saw a significant downturn in the Business and Industry sector. In North America, there has been a slight decline in the year on year operating margin mainly due to the impact of the National Hockey League strike and Hurricane Katrina but operating profit grew strongly at 9%.

Interest

Net debt at 30 September 2005 was £2,316 million (2004: £2,373 million). Net interest expense for the year was £130 million (2004: £130 million). The average cost of funding for the year was 4.8% (2004: 4.8%). Interest cover for 2005 was 5.5 times total operating profit before goodwill amortisation and exceptional items. Higher dollar borrowing costs are expected to increase the net interest expense to nearer £140 million in 2006 (before the impact of proceeds from disposals and the adoption of IFRS).

Goodwill amortisation and exceptional items

The goodwill amortisation charge for the year was £269 million (2004: £275 million) and an additional charge of £95 million in respect of the impairment of goodwill carried on the Italian business was incurred.

The decline in scale of the Group's Middle East military business in 2005, with turnover down from £250 million in 2004 to £170 million in 2005 and with operating profit, before exceptional items, down from £50 million in 2004 to £35 million in 2005, is likely to continue into 2006, with operating profit expected to be no more than £5 million. In the light of this quicker than expected scaling back in activity, asset write-downs and provisions of £45 million have been reported as an exceptional item in 2005.

Dividends

The recommended final dividend is 6.5 pence per share resulting in a total dividend for the year of 9.8 pence per share, an increase of 5.4% on 2004 reflecting confidence in the Group's ability to generate strong free cash flow. Dividend cover for 2005 was 1.9 times profit before goodwill amortisation and exceptional items. In the short term, earnings and cash dividends cover will be impacted by IFRS, the increase in the cash tax rate and the disposal of SSP. Whilst we remain committed to continue to grow the dividend in real terms, our objective over the medium term will be to move the dividend cover more towards the 2 times level.

Pensions

In total the Group charged £78 million (2004: £70 million) to profit before tax in respect of pension arrangements. Actuaries to the Group's defined benefit pension arrangements advise the Pensions Trustees on the funding rates required by the Group. In total, the Group paid £100 million (2004: £74 million) during the year to the pension providers in order to enable funds to fulfil their obligations.

Disclosure in accordance with FRS 17: Retirement Benefits is provided in note 22 to the full financial statements. This shows that, at 30 September 2005, there was a gross pension deficit of £532 million, and, after the deduction of existing provisions, an unprovided deficit (net of deferred tax) of £222 million (2004: £131 million).

Cash flow

Free cash flow of £348 million (2004: £246 million) reflects reduced operating profit and higher cash interest payments (including a £20 million outflow as a result of the 2004 swap monetisation), more than offset by a more stringent allocation of capital expenditure and improvements in working capital management.

Acquisition payments were £124 million, comprising £105 million of consideration paid, less £2 million of cash acquired and £21 million of deferred consideration and costs paid in respect of previous acquisitions.

In 2005, dividend payments totalled £205 million (2004: £249 million). 2004 reflected the payment of 3 dividends as the Group accelerated the timing of dividend payments.

Net proceeds from the sale of 75% of Au Bon Pain and the Gatwick Meridien hotel were £75 million (proceeds from disposals in 2004: £86 million).

Conclusion

As the market leader in a fragmented market place, the Group is well positioned to benefit from its strong presence in the key geographies, where significant opportunities remain.

Andrew Martin
Group Finance Director

BOARD OF DIRECTORS

1.


2.


3.


4.


5.


6.


7.


8.


9.


1. Sir Francis Mackay
Chairman Age 61
Appointed Chairman in July 1999 having joined the Group in 1986 as Finance Director. Appointed Group Chief Executive in 1991 and additionally Deputy Chairman in September 1994. He is a member of the Nomination Committee, non-executive Chairman of Kingfisher plc, and a non-executive director of English National Opera and Carlton Financial Group Ltd. Sir Francis received his Knighthood in 2003 for services to the hospitality industry and charity.

2. Michael Bailey
Group Chief Executive Age 57
Appointed Group Chief Executive in July 1999 having been appointed to the Board in 1995. Joined the Group in 1993 to lead the branded concepts team. Appointed Chief Executive Officer of the North American Division upon the acquisition of Canteen Corporation in 1994. Previously he was Managing Director of Gardner Merchant UK and was for 6 years President of its USA business.

3. Andrew Martin
Group Finance Director Age 45
Appointed to the Board in March 2004. He was previously a partner with Arthur Andersen and held senior financial positions with Forte PLC and Granada Group PLC. Following the disposal of the Hotels Division in 2001, Andrew joined First Choice Holidays PLC as Finance Director. He joined Compass Group in 2004. He is an Associate of the Institute of Chartered Accountants in England and Wales and an Associate of the Chartered Institute of Taxation.

4. Peter Cawdron
Non-executive director and Deputy Chairman Age 62
Appointed to the Board in November 1993. He is Chairman of GCAP Media PLC and a non-executive director of a number of companies, including Arla Foods UK PLC, ARM Holdings PLC, Christian Salvesen PLC, Johnson Press PLC, Prostrakan Group PLC, Punch Taverns PLC and The Capita Group PLC. Peter is a former director of Grand Metropolitan PLC. He is Chairman of the Remuneration Committee and is a member of the Nomination Committee.

5. Peter Blackburn CBE
Non-executive director Age 64
Appointed to the Board in April 2002. He is a non-executive director of SIG PLC and was until July 2005 Chairman of Northern Foods PLC. He is a past President of the Food and Drink Federation and former Chairman and Chief Executive of Nestlé UK. Peter is a member of the Audit and Nomination Committees and was awarded a CBE in 2003 for services to the food and drink industry.

6. Val Gooding CBE
Non-executive director Age 55
Appointed to the Board in January 2000. She is Chief Executive of BUPA, a non-executive director of Standard Chartered PLC and formerly a non-executive director of BAA plc and Cable and Wireless Communications PLC. She is a member of the Council of the University of Warwick and co-chair of the Advisory Board of the Warwick Business School. She is a trustee of the British Museum, the President of International Federation of Health Plans and a non-executive director of the Lawn Tennis Association. Val is a member of the Nomination and Remuneration Committees and was awarded a CBE in 2002 for services to business.

7. Sven Kado
Non-executive director Age 61
Appointed to the Board in April 2002. He is Chairman of Marsh & McLennan Holdings GmbH and was previously Chief Financial Officer of Nixdorf Computer AG, Chief Financial Officer of Dyckerhoff AG and senior advisor of Principal Finance Group/Nomura International. He is a member of the Audit and Remuneration Committees.

8. Steve Lucas
Non-executive director Age 51
Appointed to the Board in July 2004. He is Group Finance Director of National Grid Transco plc having been previously Executive Director, Finance of Lattice Group plc. He is a chartered accountant and since leaving private practice in 1983 has held a number of senior finance positions with Shell International Petroleum Company and British Gas. More recently he was Treasurer at BG Group plc. Steve is Chairman of the Audit Committee and is a member of the Remuneration Committee.

9. Sir Roy Gardner
Senior Independent Director Age 60
Appointed to the Board in October 2005. He is Chief Executive of Centrica plc, President of Carers UK, President of the Employers' Forum on Disability and Chairman of the National Apprenticeship Task Force. He is a former Chairman of Manchester United plc, Finance Director of British Gas plc, Managing Director of GEC-Marconi Ltd and a director of GEC plc. Sir Roy is Chairman of the Nomination Committee, a member of the Remuneration Committee and received his Knighthood in 2002 for services to the gas and electricity industries.

SUMMARY DIRECTORS' REPORT

Business activities, results and development
A review of the Group's business activities, results and future development can be found on pages 1 to 17 and 27 to 32.

Dividends
A final dividend is proposed for the year ended 30 September 2005 of 6.5p per ordinary share payable on 6 March 2006 to shareholders on the register at the close of business on 10 February 2006. The shares will be quoted ex-dividend from 8 February 2006. This together with the interim dividend of 3.3p per share paid on 15 August 2005 makes a total for the period of 9.8p per share.

Directors
Biographical details of the current directors are set out on page 19. Sir Roy Gardner was appointed Senior Independent Director on 1 October 2005. Denis Cassidy, Clive Grundy, Andrew Lynch and Alain Dupuis ceased to be directors on 14 February 2005, 29 July 2005, 28 September 2005 and 1 October 2005 respectively. Details of the directors' remuneration and interests in Compass Group shares are set out on pages 22 to 25.

Retirement and re-election of directors
Peter Blackburn and Sven Kado retire from the Board by rotation. Peter Cawdron, in accordance with the Combined Code on Corporate Governance, is subject to annual re-election. Peter Blackburn, Sven Kado and Peter Cawdron are standing for re-election at the 2006 Annual General Meeting. Sir Roy Gardner, who was appointed in the year, is standing for election at the 2006 Annual General Meeting.

Annual General Meeting
The Annual General Meeting will be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 11.00am on Friday 10 February 2006.

Summary financial statement
This summary annual review and financial statement does not contain sufficient information to allow as full an understanding of the results of the Group and state of affairs of the Company or of the Group, and of their policies and arrangements concerning directors' remuneration, as would be provided by the full annual financial statements and reports. Members requiring more detailed information have the right to obtain, free of charge, a copy of the Company's last full financial statements and reports.

The Independent Auditors' report on the full financial statements of the Group for the year ended 30 September 2005 is unqualified and does not contain any statement concerning inadequate accounting records or failure to obtain necessary information and explanations.

Members who wish to receive, free of charge, a copy of the full annual financial statements and reports for the year ended 30 September 2005 or who wish to receive full financial statements and reports in place of the summary financial statements for all future years should write to the Company Secretary at the Company's registered office, the address of which is shown on the inside back cover.

SUMMARY CORPORATE GOVERNANCE REPORT

The Board is committed to high standards of corporate governance. For the year ended 30 September 2005, the Company complied with all the provisions of the Combined Code on Corporate Governance ('the Code') with the exception (because of the impending replacement of Sir Francis Mackay by Sir Roy Gardner) of the annual performance evaluation of the Chairman.

Board structure
The Board currently consists of the Chairman, 6 independent non-executive directors and 2 executive directors. Biographical details are set out on page 19.

The Board meets regularly and has a formal schedule of matters reserved for its decision. Any directors wishing to take independent advice may do so at the Company's expense. Appropriate training is available to all directors on appointment and on an ongoing basis as required.

The roles of Chairman and Chief Executive are separate and the Board has agreed their respective responsibilities. The Chairman is responsible for the effective functioning of the Board. The Chief Executive is responsible for the day-to-day management of the Group and is supported by an Executive Committee which normally meets monthly and comprises the executive directors and key senior managers.

All of the non-executive directors are considered by the Board to be independent in character and judgement. The Board is of the opinion that Peter Cawdron, notwithstanding that he has been a director for more than 9 years, is independent. In accordance with the Code, Peter Cawdron will stand annually for re-election by shareholders.

Company Secretary
The Company Secretary, Tim Mason, is responsible for advising the Board, through the Chairman, on all governance matters. The directors have access to the advice and services of the Company Secretary.

Board Committees
Specific responsibilities have been delegated to Board Committees described below.

Audit Committee
The Committee comprises Steve Lucas (Chairman), Peter Blackburn and Sven Kado. The Committee met 3 times during the year.

The Committee's primary responsibilities include; reviewing the Company's published financial statements and formal announcements relating to financial performance, reviewing the effectiveness of the Company's internal financial controls and risk management systems, monitoring the effectiveness of the internal audit function, recommending the appointment and removal of the external auditors, and reviewing the Company's arrangements whereby employees may in confidence raise any concerns regarding possible wrongdoing.

The Committee reviews annually the effectiveness and independence of the external auditors and has developed a policy on the provision of services by the external auditors in order to safeguard their objectivity and independence.

Remuneration Committee
The Committee comprises Peter Cawdron (Chairman), Sir Roy Gardner, Val Gooding, Sven Kado and Steve Lucas. The Committee met 5 times during the year. The summary report of the Remuneration Committee is set out on pages 22 to 25.

Nomination Committee
The Committee comprises Sir Roy Gardner (Chairman), Peter Blackburn, Peter Cawdron, Val Gooding and Sir Francis Mackay. The Committee met 5 times during the year.

The Committee's primary responsibilities include; carrying out formal selection processes and making recommendations to the Board on the appointment and reappointment of directors, making recommendations to the Board on the suitability of candidates for the role of Senior Independent Director and membership of the Audit and Remuneration Committees.

The Committee met during the year to consider the appointment of a new Chairman. The Board accepted the Committee's recommendation that Sir Roy Gardner be appointed as Senior Independent Director with the intention that he succeeds Sir Francis Mackay as Chairman by summer 2006.

Disclosure Committee
The Committee comprises the Finance Director, the Company Secretary and certain senior managers. The Committee meets as required to deal with matters concerning public announcements and the Company's obligations to the UK Listing Authority.

Relations with shareholders
The Company reports formally to shareholders twice a year, with the interim and preliminary final results. The Chief Executive and the Finance Director give presentations of these results to institutional investors, analysts and the media. They may also be accessed on the Company's website.

The Chief Executive, Finance and Senior Independent Directors meet regularly with institutional investors to discuss strategy and financial performance. The Chairman and other non-executive directors are available to meet with investors to discuss corporate governance issues. These meetings facilitate an ongoing understanding of the views and any concerns of the Company's major shareholders and they are reported to the Board.

Other than in exceptional circumstances all directors attend the Annual General Meeting and are available to answer shareholders' questions. There is normally a trading update and shareholders are given the opportunity to meet the directors informally afterwards.

The Company has a dedicated Investor Relations Department and this is a primary point for contact with investors throughout the year.

SUMMARY REMUNERATION COMMITTEE'S REPORT

The Remuneration Committee ('the Committee') is responsible for determining the remuneration and benefits of the Chairman, executive directors and certain senior executives of the Group. Below is a summary of its report in the Annual Report and Accounts for the year ended 30 September 2005. A copy of the full report can be accessed on the Company's website at www.compass-group.com.

Remuneration policy

The aims of the remuneration policy are that:

- the components of the Company's remuneration package continue to be aligned to the business strategy of creating shareholder value;
- there is a proper balance between the fixed and variable, and long and short-term components of the remuneration package;
- the various targets for determining performance-related compensation are linked to the Company's key business drivers and objectives, and are easily measurable and regularly reviewed;
- the incentives are easily understood and accepted by shareholders and senior executives; and
- the Company's remuneration policy and its various components are in line with market practice.

In determining the overall remuneration framework, the Committee maintains an active dialogue with shareholder representatives and monitors developments in best practice. In 2004 following consultation, the policy was thoroughly reviewed and updated. Following the 2005 year end, there was further shareholder consultation concerning remuneration for 2006 and thereafter. To ensure that directors' interests are aligned with those of shareholders, executive directors are expected within 4 years of their appointment to build up and maintain a personal shareholding in the Company of at least 100% of annual base salary.

Components of executive directors' remuneration

This comprises a mix of salary and performance-related remuneration, as follows:

1. Basic salary

The last annual salary increase was in September 2004. The next review will take place in December 2005.

2. Annual incentive award

Executive directors are able to receive an annual bonus of up to 75% of basic salary based on the achievement of performance targets set by the Committee and, if they perform considerably in excess of these figures, an enhanced bonus of a further maximum 75% of salary (125% plus 125% for the Chief Executive). It was agreed that from 2006 the bonus opportunity for the Chief Executive should be reduced to 75% of salary, plus a maximum 75% for overachievement in line with that of the other executive directors.

For the year ended 30 September 2005, the bonus was based on the achievement of targets for return on capital employed; operating cash flow; turnover growth; and earnings per share (EPS). For the year ending September 2006, the bonus will be based on the following key Group measures: profit before interest and tax; free cash flow; and turnover growth. In addition, no bonus will be payable unless the Group's minimum profit before interest and tax target is achieved.

Directors are currently able to invest up to 50% of any pre-tax performance-related basic and enhanced bonus in Compass Group shares. If these shares are held for 3 years and the executive director remains employed by the Group, the Company will release a number of additional Matching Shares. Prior to 2004/2005, these were available on a one-for-one basis. From 2004/2005, Matching Shares may only be awarded if EPS targets are met at the end of the 3-year period. Depending on the targets met, between 50% and 100% of the one-for-one Matching Shares may be awarded.

Directors are eligible to receive a bonus for 2004/2005, of an average of 31% of salary, based on satisfaction of the targets for the year. All executive directors have however agreed that it would be inappropriate in the current climate to take up this opportunity and have indicated that they do not wish to receive either the cash or share elements which might be due to them. For the year ending 30 September 2006, the executive directors have determined that they will not take up the eligibility opportunity to receive matching shares on any bonus payments.

3. Long-term incentive plan and option plans

(i) Long-term incentive plan ('LTIP') – Executive directors are currently eligible to receive a maximum annual award of 100% of annual base salary, payable in shares, over a 3-year vesting period. The release of shares to participants is based on the Company's total shareholder return (TSR) over a 3-year performance period relative to its peers. For LTIP awards made from 2000 to 2004, if the Company's performance is at least at the median compared to its peers, between 40% and 100% of an award may vest proportionate to performance. For awards made from 2004/2005, the proportion of the award which will vest at median performance was reduced from 40% to 30%. In addition, EPS has been used as a second performance measure. There is no performance retesting facility for awards made from 2003/2004.

Following consultation with shareholders, the Committee proposes that from 2005/2006 the maximum award opportunity under the LTIP should be increased from 100% to 200% of annual base salary. The Committee further proposes that the proportion of the award which will vest at threshold performance be reduced from 30% to 25% of the award. The performance conditions applying to 50% of any future award will be based solely on Compass Group's TSR with the remaining 50% based solely on Group Free Cash Flow (GFCF). That proportion of any award based on GFCF will vest dependent solely upon the Company's cash flow target. The GFCF target for awards granted in 2005/2006 has not yet been set by the Committee but will be announced in due course. The Committee will have the right to review the target for awards granted in future years in line with business needs. Neither the GFCF nor the TSR targets will be retested.

SUMMARY REMUNERATION COMMITTEE'S REPORT
CONTINUED

(ii) Share option plan – It is intended that executive directors should in future be incentivised only through the LTIP. From 2005/2006, they will not receive any further grants of share options whilst they are eligible for LTIP awards, other than in exceptional circumstances.

(iii) Management share option plan ('Management Plan') – For executives and other high performing employees below executive director level, the Company operates the Management Plan. Options are granted at no lower than the market price on the day prior to grant on the basis of pre-grant performance. During the year, approximately 4,500 employees received option grants. A Phantom Management Plan is operated to provide a cash incentive to employees in jurisdictions where it is impracticable to operate the Management Plan due to tax or securities laws.

In line with best practice, the Company wishes to replace a pre-grant performance condition with a post-grant performance condition for option grants from 2005/2006. The performance condition would be the achievement of the GFCF over a 3-year performance period. There would be no retesting facility. Shareholders will be asked to approve such amendment to the Management Plan rules at the Annual General Meeting.

(iv) Savings-related share option schemes – Executive directors may participate in the Company's all-employee savings-related share plans on the same basis as other employees.

Pensions
Michael Bailey has an unfunded and Alain Dupuis has a partially funded pension promise. The other directors participate in Compass Group's UK Final Salary Pension Plan. Andrew Martin participates in the Main Section, whilst Sir Francis Mackay, Andrew Lynch and Clive Grundy (up to the point of his leaving), participate in the Senior Executive Members' Section. Sir Francis Mackay ceased to accrue pension benefits from 1 October 2005. Clive Grundy is now drawing his benefits as a pensioner of the UK Plan and, in addition to his approved pension, he is also in receipt of an unfunded pension of £15,500 pa.

The Exec Section of the UK Plan is non-contributory. Accrual is at 1/30th of annual basic salary for each year of service, subject to Inland Revenue limits. Normal retirement age is 60, with retirement from age 55 with no actuarial reduction. For death in service, a spouse's pension of half of the prospective pension, together with 12½% of prospective pension per child (4 max) and a lump sum of 4 x basic salary is payable. Following retirement, the pension increases at a rate of 5% or RPI if lower, with a guaranteed minimum of 3% per annum. The Main Section of the UK Plan requires a contribution of 5% of pensionable pay. The pension accrues at 1/60th of annual basic salary for each year of service, subject to Inland Revenue limits. Normal retirement age is 63, and an actuarial reduction of 4% per annum is applied on early retirement. Should a director die in service, a spouse's pension of half of the prospective pension, together with 12½% of prospective pension per child (4 max), and a lump sum of 3 x basic salary is payable, subject to a maximum of 4 x the Earnings Cap. Following retirement, the pension increases at a rate of 5% or RPI if lower, with a guaranteed minimum of 3% per annum.

Andrew Martin also has an unfunded money purchase promise made by the Company on his behalf equating to 20% of basic salary being set aside per annum, and an additional pension payable from age 63 accrued to 30 September 2005 of £2,361 pa. He also has pension promises built up in respect of his service with Granada and Forte on both a funded and unfunded basis. Both are deferred pensions payable from age 60 which, revalued up to 30 September 2005, amount to £25,010 pa and £26,790 pa respectively.

Service agreements
All executive directors have service contracts with the Company. Contracts may be terminated by the Company on 12 months' written notice or by the executive director on 6 months' written notice. In the event of termination of employment of any director by the Company, legally appropriate mitigation factors are always taken into account in determining any compensation that may be payable. There is no ability to trigger termination by an executive in circumstances of a change of control. On early termination of their contracts, executive directors would normally be entitled to an amount equal to 1 year's salary, annual bonus and benefits, and compensation for loss of pension benefits. Under Sir Francis Mackay's contract, the Company may at its discretion terminate his employment by the phased payment of 12 months' salary only. Both Sir Francis and Michael Bailey have indicated that they will retire during 2006. Neither one will be paid compensation on cessation of their employment. Andrew Lynch remained in employment following his resignation from the Board. Compensation was paid to Clive Grundy on termination of his employment as shown in the Emoluments Table. Alain Dupuis resigned from the Board on 1 October 2005 and compensation was also paid to him on termination of his employment.

Non-executive directors have letters of engagement and are appointed for an initial 3-year term, renewable at 3-year intervals. They receive fees only, based on market norms and the time commitment and duties required. No compensation is payable on termination of a non-executive director's appointment.

Total shareholder return
The performance graph below shows the total shareholder return (TSR) for Compass Group over the last 5 financial years.


180
160
140
120
100
80
60
40
20
0
Compass Group
FTSE 100 Index
Sep 01
Sep 02
Sep 03
Sep 04
Sep 05

The TSR for Compass Group comprises that of Granada Compass plc from 30 September 2000 to 1 February 2001 (adjusted to reflect the demerger from Granada Compass plc on 2 February 2001) and that of Compass Group PLC from 2 February 2001.

SUMMARY REMUNERATION COMMITTEE'S REPORT
CONTINUED

Directors' emoluments

The aggregate remuneration of the individual directors of Compass Group PLC for the year ended 30 September 2005 was as follows:

Name of director	Salary/Fee £000	Benefits £000	Annual performance-related bonus £000	Termination payments £000	2005 £000	2004 £000
Executive						
Directors in office throughout the year						
Sir Francis Mackay	500	46	–	–	**546**	546
Michael Bailey*	977	121	–	–	**1,098**	1,044
Alain Dupuis**	445	17	–	–	**462**	1,103
Andrew Martin^	419	53	–	–	**472**	286
Former directors						
Clive Grundy (resigned on 31 July 2005)#	371	37	–	695	**1,103**	564
Andrew Lynch (resigned on 28 September 2005)##	528	53	–	–	**581**	678
Non-executive						
Directors in office throughout the year						
Peter Blackburn	50	–	–	–	**50**	45
Peter Cawdron	90	–	–	–	**90**	82
Val Gooding	50	–	–	–	**50**	45
Sven Kado†	53	–	–	–	**53**	48
Steve Lucas††	59	–	–	–	**59**	11
Former directors						
Denis Cassidy (resigned on 14 February 2005)	19	–	–	–	**19**	45
Total	3,561	327	–	695	**4,583**	4,497

* Highest paid director.

** Alain Dupuis resigned from the Board on 1 October 2005, (that is, after 30 September 2005 year end). He was paid £430,000 as compensation for termination of his employment. He was re-engaged on a 3-year fixed term contract at a salary of £200,000 pa. There is no change to his bonus opportunity and benefits during the period. A one-off pension contribution of £335,000 was paid for Mr Dupuis' benefit at the start of the fixed term contract and no further pension provision will be made for Mr Dupuis during this period.

^ Andrew Martin was appointed as a director on 15 March 2004.

In addition to the compensation payment set out above, Mr Grundy remains entitled to certain employee benefits for 12 months following termination. He was credited with an additional year's pensionable service in the Compass Group Final Salary Pension Plan. Mr Grundy was permitted to retain certain share options and matching shares on the terms set out on page 25. Mr Grundy has agreed to provide part-time consultancy services for a 6-month period for which he will be paid £100,000.

Andrew Lynch remained in employment on his existing terms and conditions following his resignation from the Board. In addition to his usual bonus opportunity, he is eligible in 2006 for a maximum bonus opportunity of £727,500 relating to the successful sale of SSP. This comprises a payment of £200,000 payable on completion of the sale of SSP, or 31 March 2006 if earlier, and payment of up to £527,500 by reference to criteria relating to the sale of SSP. He is excluded from participating in the 2005/2006 LTIP.

† The figure shown for Sven Kado for each of 2004 and 2005 includes a fee of €4,000 in respect of his non-executive directorship of Compass Group Deutschland GmbH.

†† Steve Lucas was appointed as a non-executive director on 7 July 2004.

SUMMARY REMUNERATION COMMITTEE'S REPORT
CONTINUED

Beneficial share interests of directors

Name of director	Ordinary Shares Number	Options Number	Long-term Incentive Plan Number	Matching Share Awards Number	**30 Sep 2005 Total Number**	30 Sep 2004 Total Number
Sir Francis Mackay	3,218,410	2,651,245	761,206	120,377	**6,751,238**	6,010,793
Michael Bailey	2,707,231	5,879,925	1,113,424	364,377	**10,064,957**	8,877,814
Alain Dupuis	187,512	2,435,000	415,703	96,293	**3,134,508**	3,558,787
Andrew Martin	30,027	1,018,532	142,449	–	**1,191,008**	683,559
Peter Blackburn	5,000	–	–	–	**5,000**	5,000
Peter Cawdron	24,200	–	–	–	**24,200**	24,200
Val Gooding	5,001	–	–	–	**5,001**	5,001
Sven Kado	12,500	–	–	–	**12,500**	12,500
Steve Lucas	–	–	–	–	–	–
Total	6,189,881	11,984,702	2,432,782	581,047	**21,188,412**	19,177,654

Incentive plan gains for the year ended 30 September 2005

Name of director	Options £000	Long-term Incentive Plan £000	Deferred Share Awards £000	**30 Sep 2005 Total £000**	30 Sep 2004 Total £000
Sir Francis Mackay	–	–	732	**732**	–
Michael Bailey	–	–	–	–	455
Alain Dupuis	–	94	–	**94**	–
Andrew Martin	–	–	–	–	–
Clive Grundy*	–	87	–	**87**	269
Andrew Lynch**	–	107	–	**107**	606
Total	–	288	732	**1,020**	1,330

* LTIP awards held by Clive Grundy lapsed on cessation of his employment. He is eligible to retain and exercise 2,283,332 share options and 94,879 matching share awards held by him in line with his termination agreement.

** As Andrew Lynch remained in employment following his resignation, 2,927,957 share options, 498,047 LTIP awards and 116,093 matching share awards held by him have remained in force.

INDEPENDENT AUDITORS' STATEMENT TO THE MEMBERS OF COMPASS GROUP PLC

We have examined the summary financial statement which comprises the summary directors' report, the summary consolidated profit and loss account, the summary consolidated balance sheet, the summary consolidated cash flow information, the summary consolidated statement of recognised gains and losses and the summary remuneration committee's report.

This report is made solely to the Company's members, as a body, in accordance with section 251 of the Companies Act 1985. Our work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors are responsible for preparing the annual review in accordance with applicable United Kingdom law. Our responsibility is to report to you our opinion on the consistency of the summary financial statement with the full annual accounts, the directors' report and the remuneration committee's report, and its compliance with the relevant requirements of section 251 of the Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the annual review as described in the contents section, and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the summary financial statement.

Basis of opinion

We conducted our work in accordance with bulletin 1999/6 The Auditors' Statement on the Summary Financial Statement issued by the Auditing Practices Board for use in the United Kingdom.

Opinion

In our opinion, the summary financial statement is consistent with the full annual accounts, the directors' report and the remuneration committee's report of Compass Group PLC for the year ended 30 September 2005 and complies with the applicable requirements of section 251 of the Companies Act 1985, and the regulations made thereunder.

Deloitte & Touche LLP

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London
29 November 2005

SUMMARY CONSOLIDATED PROFIT AND LOSS ACCOUNT
FOR THE YEAR ENDED 30 SEPTEMBER 2005

Compass Group PLC	Notes	Before goodwill amortisation and exceptional items £m	Goodwill amortisation and exceptional items £m	Total 2005 £m	Before goodwill amortisation £m	Goodwill amortisation £m	Total 2004 £m
Turnover							
Continuing operations		12,636	–	12,636	11,772	–	11,772
Acquisitions		68	–	68	–	–	–
Total turnover	1	12,704	–	12,704	11,772	–	11,772
Operating costs		(11,995)	(409)	(12,404)	(11,001)	(275)	(11,276)
Operating profit							
Continuing operations		708	(409)	299	771	(275)	496
Acquisitions		1	–	1	–	–	–
		709	(409)	300	771	(275)	496
Share of profits of associated undertakings							
Continuing operations	1	2	–	2	2	–	2
Discontinued operations	1	–	–	–	2	–	2
Total operating profit: Group and share of associated undertakings	1	711	(409)	302	775	(275)	500
Loss on disposal of businesses		–	(1)	(1)	–	–	–
Interest receivable and similar income		4	–	4	5	–	5
Interest payable and similar charges		(134)	–	(134)	(135)	–	(135)
Net interest		(130)	–	(130)	(130)	–	(130)
Profit on ordinary activities before taxation		581	(410)	171	645	(275)	370
Tax on profit on ordinary activities		(134)	–	(134)	(152)	–	(152)
Profit on ordinary activities after taxation		447	(410)	37	493	(275)	218
Equity minority interests		(36)	–	(36)	(38)	–	(38)
Profit for the financial year		411	(410)	1	455	(275)	180
Equity dividends	2	(211)	–	(211)	(200)	–	(200)
Amount transferred to/(from) reserves	4	200	(410)	(210)	255	(275)	(20)
Basic earnings per ordinary share	3			0.0p			8.3p
Basic earnings per ordinary share – excluding goodwill amortisation and exceptional items	3	19.1p			21.1p		
Diluted earnings per ordinary share	3			0.0p			8.3p
Diluted earnings per ordinary share – excluding goodwill amortisation and exceptional items	3	19.0p			21.0p		

SUMMARY CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
FOR THE YEAR ENDED 30 SEPTEMBER 2005

Compass Group PLC	2005 £m	2004 £m
Profit for the financial year	1	180
Currency translation differences	9	1
Tax in profit and loss reserve relating to currency translation	2	(18)
Total gains and losses recognised in the year	12	163

SUMMARY CONSOLIDATED BALANCE SHEET
AS AT 30 SEPTEMBER 2005

Compass Group PLC	Notes	2005 £m	2004 £m
Fixed assets			
Intangible assets	-	3,969	4,223
Tangible assets		1,777	1,805
Investments		51	30
		5,797	6,058
Current assets			
Stocks		263	279
Debtors: amounts falling due within 1 year		1,692	1,568
amounts falling due after more than 1 year		276	287
Cash at bank and in hand		318	266
		2,549	2,400
Creditors: amounts falling due within 1 year		(3,000)	(2,872)
Net current liabilities		(451)	(472)
Total assets less current liabilities		5,346	5,586
Creditors: amounts falling due after more than 1 year		(2,591)	(2,665)
Provisions for liabilities and charges		(398)	(385)
Equity minority interests		(73)	(54)
Net assets		2,284	2,482
Capital and reserves			
Called up share capital		216	216
Share premium account		94	93
Capital redemption reserve		9	9
Merger reserve		4,170	4,170
Profit and loss reserve		(2,204)	(2,005)
Less: own shares		(1)	(1)
Total equity shareholders' funds	4	2,284	2,482

Approved by the Board of Directors on 29 November 2005 and signed on their behalf by

Michael J Bailey
Director

Andrew D Martin
Director

SUMMARY CONSOLIDATED CASH FLOW INFORMATION
FOR YEAR ENDED 30 SEPTEMBER 2005

Compass Group PLC	2005 £m	2004 £m
Reconciliation of operating profit to net cash inflow from operating activities:		
Operating profit before goodwill amortisation and exceptional items	**711**	775
Depreciation excluding exceptional items	**293**	258
EBITDA	**1,004**	1,033
Profit on disposal of fixed assets	**(9)**	(8)
Profit on disposal of businesses	**–**	(10)
Share of profits of associated undertakings	**(2)**	(4)
Expenditure in respect of provisions for liabilities and charges	**(40)**	(73)
Amounts charged in respect of provisions	**29**	28
Increase in stocks	**(4)**	(57)
Increase in debtors	**(119)**	(110)
Increase/(decrease) in creditors	**72**	(64)
Net cash inflow from operating activities before exceptional items	**931**	735
Group cash flow statement		
Net cash inflow from operating activities	**931**	735
Dividends from associated undertakings	**4**	4
Returns on investments and servicing of finance	**(188)**	(57)
Net tax paid	**(108)**	(107)
Capital expenditure and financial investment	**(291)**	(329)
Free cash flow	**348**	246
Acquisitions and disposals	**(49)**	(81)
Equity dividends paid	**(205)**	(249)
Net cash inflow/(outflow) before management of liquid resources and financing	**94**	(84)
Financing	**(65)**	141
Increase in cash in the year	**29**	57
Reconciliation of net cash flow to movement in net debt		
Increase in cash in the year	**29**	57
Cash outflow/(inflow) from change in debt and lease finance	**66**	(223)
Change in net debt resulting from cash flows	**95**	(166)
Loans acquired with subsidiaries and changes in finance leases	**(12)**	(19)
Effect of foreign exchange rate changes	**(26)**	120
Movement in net debt in the year	**57**	(65)
Opening net debt	**(2,373)**	(2,308)
Closing net debt	**(2,316)**	(2,373)

NOTES TO THE SUMMARY FINANCIAL STATEMENTS

1 Turnover and operating profit	Continuing operations £m	Acquisitions £m	2005 £m	2004 £m
Turnover				
Foodservice:				
Geographical analysis:				
– North America	3,885	52	3,937	3,531
– United Kingdom	3,292	–	3,292	3,092
– Continental Europe and rest of the world	5,459	16	5,475	5,149
	12,636	68	12,704	11,772
Total operating profit: Group and share of associated undertakings				
Before goodwill amortisation and exceptional items				
Foodservice:				
– The Company and its subsidiary undertakings				
Continuing	708	1	709	771
– Associated undertakings				
Continuing	2	–	2	2
Discontinued	–	–	–	2
	710	1	711	775
Geographical analysis:				
– North America				
The Company and its subsidiary undertakings				
Continuing	206	1	207	190
Associated undertakings	–	–	–	–
– United Kingdom				
The Company and its subsidiary undertakings	205	–	205	294
Associated undertakings	1	–	1	1
– Continental Europe and rest of the world				
The Company and its subsidiary undertakings	297	–	297	287
Associated undertakings				
Continuing	1	–	1	1
Discontinued	–	–	–	2
	710	1	711	775
Amortisation of goodwill – continuing operations				
– North America	(49)	–	(49)	(48)
– United Kingdom	(157)	–	(157)	(156)
– Continental Europe and rest of the world	(63)	–	(63)	(71)
	(269)	–	(269)	(275)
Exceptional items – continuing operations				
– Continental Europe and rest of the world				
Middle East military catering operations	(45)	–	(45)	–
Impairment of goodwill – Italy	(95)	–	(95)	–
	(140)	–	(140)	–
Total goodwill amortisation and exceptional items	(409)	–	(409)	(275)
Total operating profit: Group and share of associated undertakings	301	1	302	500

Total operating profit after goodwill amortisation and exceptional items for the year ended 30 September 2005 relates to foodservice analysed as North America £158 million, UK £49 million and Continental Europe and the rest of the world £95 million (2004: £142 million, £139 million and £219 million respectively).

Certain minor reclassifications have been made to the previously reported geographical analysis of operations to align with the Group's current management structures.

NOTES TO THE SUMMARY FINANCIAL STATEMENTS
CONTINUED

2 Dividends	Per share	2005 £m	Per share	2004 £m
Dividends on ordinary shares of 10p each:				
Interim	3.3p	71	3.1p	66
Proposed final	6.5p	140	6.2p	134
	9.8p	211	9.3p	200

3 Earnings per share	Attributable profit 2005 £m	Average number of shares 2005 Millions	Earnings per share 2005 Pence	Attributable profit 2004 £m	Average number of shares 2004 Millions	Earnings per share 2004 Pence
Basic earnings per share	1	2,156	0.0	180	2,158	8.3
Effect of dilutive share options	–	2	0.0	–	7	0.0
Diluted earnings per share	1	2,158	0.0	180	2,165	8.3
Reconciliation of earnings per share to exclude goodwill amortisation and exceptional items						
Basic earnings per share	1	2,156	0.0	180	2,158	8.3
Effect of goodwill amortisation (net of tax)	269	–	12.6	275	–	12.8
Effect of goodwill impairment (net of tax)	95	–	4.4	–	–	–
Effect of exceptional items (net of tax)	46	–	2.1	–	–	–
Basic earnings per share excluding goodwill amortisation and exceptional items	411	2,156	19.1	455	2,158	21.1
Diluted earnings per share	1	2,158	0.0	180	2,165	8.3
Effect of goodwill amortisation (net of tax)	269	–	12.5	275	–	12.7
Effect of goodwill impairment (net of tax)	95	–	4.4	–	–	–
Effect of exceptional items (net of tax)	46	–	2.1	–	–	–
Diluted earnings per share excluding goodwill amortisation and exceptional items	411	2,158	19.0	455	2,165	21.0

Earnings per share excluding goodwill amortisation and exceptional items has been shown to disclose the impact of these on underlying earnings.

4 Reconciliation of movements in consolidated shareholders' funds	2005 £m	2004 £m
Profit for the financial year	1	180
Dividends	(211)	(200)
	(210)	(20)
Currency translation differences	9	1
Tax in profit and loss reserve relating to currency translation	2	(18)
Issue of shares	1	10
Repurchase of shares	–	(69)
Purchase of own shares	–	(1)
Net reduction in shareholders' funds	(198)	(97)
Opening shareholders' funds	2,482	2,579
Closing shareholders' funds	2,284	2,482

NOTES TO THE SUMMARY FINANCIAL STATEMENTS
CONTINUED

5 UN contracting

On 21 October, the Group announced that it had instructed Freshfields to conduct an investigation into the relationships between ESS, IHC and the United Nations. Ernst & Young are assisting Freshfields in the investigation, reporting to the Chairman of the Compass Group PLC Audit Committee.

On 3 November, the Group announced that the investigation raised serious concerns as to whether, within ESS, there has been in connection with IHC and the UN, improper conduct and a failure to comply with the Group's statement of business principles (which apply to all staff, whatever their seniority). As a result, 3 employees have been dismissed.

The investigation is ongoing and, as yet, no final conclusions have been reached.

The Group will continue to co-operate voluntarily and fully as appropriate with the UN and US authorities, including the Office of the United States Attorney for the Southern District of New York.

UN contracts account for less than 0.5% of the Group's turnover and profits.

No provision has been made in these financial statements in respect of these matters and it is not currently possible to quantify any potential liability which may arise. The directors currently have no reason to believe that any potential liability that may arise would be material to the financial position of the Group.

FIVE YEAR SUMMARY

	2001 £m	2002 £m	2003 £m	2004 £m	**2005 £m**
Excluding exceptional items and goodwill amortisation					
Turnover	8,716	10,617	11,286	11,772	**12,704**
Total operating profit	676	805	797	775	**711**
Profit on ordinary activities before taxation	583	654	661	645	**581**
Profit on ordinary activities after taxation	456	479	492	493	**447**
	2001 pence	2002 pence	2003 pence	2004 pence	**2005 pence**
Basic earnings per ordinary share	19.8	20.5	20.8	21.1	**19.1**
	2001 £m	2002 £m	2003 £m	2004 £m	**2005 £m**
After exceptional items and goodwill amortisation					
Turnover	8,716	10,617	11,286	11,772	**12,704**
Total operating profit	347	533	521	500	**302**
Profit on ordinary activities before taxation	254	382	358	370	**171**
Profit on ordinary activities after taxation	162	244	215	218	**37**
	2001 pence	2002 pence	2003 pence	2004 pence	**2005 pence**
Basic earnings per ordinary share	6.6	10.0	8.3	8.3	**0.0**
	2001 pence	2002 pence	2003 pence	2004 pence	**2005 pence**
Net dividends per share	5.7	7.1	8.4	9.3	**9.8**

Earnings per share and dividends per share have been restated as if the post-demerger capital structure of Compass Group PLC had *existed throughout the 5-year period.*

SHAREHOLDER INFORMATION

Shareholder analysis	Number of holders	Holders %	Number of shares held Millions	Shares held %
Type of holder:				
Individuals	71,990	90.3	115	5.3
Institutional & other investors	7,707	9.7	2,041	94.7
Total	79,697	100.0	2,156	100.0
Size of holding:				
1 – 100	14,337	18.0	1	0.0
101 – 200	12,620	15.8	2	0.1
201 – 500	19,459	24.4	6	0.3
501 – 1,000	13,359	16.8	10	0.5
1,001 – 2,000	10,045	12.6	15	0.7
2,001 – 5,000	6,323	7.9	20	0.9
5,001 – 10,000	1,635	2.0	11	0.5
10,001 – 50,000	942	1.2	20	0.9
50,001 – 100,000	222	0.3	16	0.8
100,001 – 500,000	382	0.5	90	4.2
500,001 – 1,000,000	123	0.2	89	4.1
1,000,001 – 5,000,000	173	0.2	406	18.8
5,000,001 – 10,000,000	41	0.1	266	12.3
10,000,001 and above	36	0.0	1,204	55.9
Total	79,697	100.0	2,156	100.0

Registrars and transfer office

All matters relating to the administration of shareholdings should be directed to Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, telephone within the UK: 0870 162 3100 and from overseas: +44 20 8639 2157; email: ssd@capitaregistrars.com.

Shareholders that receive duplicate mailings because they have multiple holdings can write to the Registrars requesting that the holdings be amalgamated. By logging on to www.capitaregistrars.com and selecting Are You a Shareholder? or Visit Shareholder Site, shareholders can access a range of online services including registering to receive future corporate documents by email. Access to some areas is by investor code only and shareholders are advised to refer to their share certificates for details.

Share dealing service

Compass Group has arranged share dealing services with Capita Registrars which provides a telephone and online share dealing service for UK resident shareholders in Compass Group. To deal, shareholders must provide details of surname, postcode, date of birth and investor code (set out in share certificates). To use the service telephone 0870 458 4577 or visit www.capitadeal.com

Front cover image: Flushing Meadows, New York

Designed & produced by Carnegie Orr +44 (0)20 7610 6140
Printed in the UK by St Ives Westerham Press

It is our policy to produce the document constituting our annual and interim reports with a minimum impact on the environment. To this end the paper used is 100% chlorine free woodpulp from sustainable forests, using thinnings and waste from the timber industry and is totally recyclable and biodegradable. Our printers are fully accredited to the ISO 14001 environmental management system and are a CarbonNeutral® company. They utilise vegetable based inks and operate a direct computer to plate repro system, eliminating the need for film with its chemicals such as developer and acid fixers.

Individual Savings Accounts (ISAs)

Compass Group has introduced corporate sponsored Maxi and Mini ISAs. The ISAs offer UK resident shareholders a simple low-cost and tax efficient way to invest in the Company's shares. Full details together with a form of application are available from HSBC Trust Company (UK) Limited, Corporate Personal Equity Plans & Individual Savings Accounts, 1st Floor, Courtwood House, Silver Street Head, Sheffield S1 2BH, telephone 0845 745 6123.

Share price information

The current price of Compass Group shares is available on Ceefax, Teletext, FTCityline (operated by the Financial Times), telephone 0906 843 3250 and Compass Group's corporate website.

ShareGift

ShareGift is a charity share donation scheme for shareholders administered by the Orr Mackintosh Foundation. It is particularly useful for those shareholders that may wish to dispose of a small quantity of shares where the market value makes it uneconomic to sell on a commission basis. Further information can be obtained from ShareGift telephone 020 7337 0501 or from its website at www.sharegift.org

American Depositary Receipts (ADRs)

Compass Group has an ADR programme. Each ADR is equivalent to one Compass Group ordinary share and trades under the symbol CMPGY. Further information can be obtained from The Bank of New York, Investor Relations, PO Box 11258, Church Street Station, New York, NY 10286-1258, telephone: within the US toll free 1-888 BNY-ADRs and from overseas +1 610 382 7836, email: shareowners@bankofny.com and from websites: www.adrbny.com and www.stockbny.com

Unsolicited mail

Compass Group is legally obliged to make its register of members available to the public. As a consequence of this some shareholders might have received unsolicited mail. Shareholders wishing to limit the amount of such mail should write to the Mailing Preferences Service ('MPS'), FREEPOST 22, London W1E 7EZ. MPS will then notify the bodies that support its service that you do not wish to receive unsolicited mail.

Registered office

Compass Group PLC, Compass House, Guildford Street, Chertsey, Surrey KT16 9BQ, United Kingdom, telephone +44 (0)1932 573 000, fax +44 (0)1932 569 956.

Corporate website

Information about Compass Group is also available at www.compass-group.com

Financial calendar

Annual General Meeting – 10 February 2006
Half year results announcement – May
Full year results announcement – late November/early December
Dividend payments:
Interim – August
Final – March

COMPASS
GROUP

Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ
United Kingdom
Tel +44 (0)1932 573 000
Fax +44 (0)1932 569 956

www.compass-group.com

82-5161

COMPASS
GROUP

Compass Group PLC

Notice of Annual General Meeting

Friday 10 February 2006

This document is important and requires your immediate attention.
If you are in any doubt as to the action you should take, you should consult immediately your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000. If you have sold or otherwise transferred all your shares in Compass Group PLC, please send this document and the accompanying documents to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the fifth Annual General Meeting of Compass Group PLC will be held in the Fleming Room at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Friday 10 February 2006 at 11.00am in order to transact the following business:

Resolutions
To consider and if thought fit to pass the following Resolutions of which Resolutions numbered 1 to 12 will be proposed as Ordinary Resolutions and Resolutions numbered 13 and 14 will be proposed as Special Resolutions.

Resolution 1 – Report and Accounts
To receive and adopt the financial statements of the Company for the financial year ended 30 September 2005 and the reports of the directors and auditors thereon.

Resolution 2 – Remuneration Committee's Report
To approve the Remuneration Committee's Report for the financial year ended 30 September 2005.

The Remuneration Committee's Report is set out in full on pages 24 to 35 in the Annual Report 2005 and in summary on pages 22 to 25 in the Annual Review 2005.

Resolution 3 – Final dividend
To declare a final dividend of 6.5 pence per share on each of the Company's ordinary shares for the financial year ended 30 September 2005.

Subject to passing this Resolution, the final dividend will be paid on 6 March 2006 to shareholders on the register at the close of business on 10 February 2006.

Resolution 4 – Sir Roy Gardner
To elect Sir Roy Gardner as a director.

Sir Roy Gardner was appointed to the Board on 1 October 2005 and in accordance with the Company's Articles of Association and the Combined Code on Corporate Governance he is standing for election at this year's Annual General Meeting. Sir Roy Gardner has experience at the highest levels of management of UK public companies and contributes further as Chairman of the Nomination Committee and as a member of the Remuneration Committee. Sir Roy Gardner will replace Sir Francis Mackay as Chairman during 2006.

Resolution 5 – Peter Cawdron
To re-elect Peter Cawdron as a director.

Peter Cawdron was reappointed by the Board for a further term of one year with effect from 3 November 2005. In accordance with the Combined Code on Corporate Governance, he is required to seek re-election annually having served on the Board for more than nine years. Peter Cawdron's reappointment was subject to a rigorous review. A performance evaluation undertaken by Sir Francis Mackay has confirmed that Peter Cawdron remains fully focused and committed in all respects to his role as an Independent Non-Executive Director and Deputy Chairman, Chairman of the Remuneration Committee and as a member of the Nomination Committee.

Resolution 6 – Peter Blackburn CBE
To re-elect Peter Blackburn as a director.

Peter Blackburn was reappointed by the Board for a second three-year term with effect from 10 April 2005 and is subject to re-election at this year's Annual General Meeting. A performance evaluation undertaken by Sir Francis Mackay has confirmed that Peter Blackburn is effective and committed to his role as an Independent Non-Executive Director and member of the Audit and Nomination committees.

Resolution 7 – Sven Kado
To re-elect Sven Kado as a director.

Sven Kado was reappointed by the Board for a second three-year term with effect from 10 April 2005 and is subject to re-election at this year's Annual General Meeting. A performance evaluation undertaken by Sir Francis Mackay has confirmed that Sven Kado is effective and committed to his role as an Independent Non-Executive Director and member of the Audit and Remuneration committees.

Biographical details of all the directors proposed for election or re-election are set out on page 16 in the Annual Report 2005 and on page 19 in the Annual Review 2005.

Resolution 8 – Deloitte & Touche LLP
To re-appoint Deloitte & Touche LLP as auditors.

The Auditors are re-appointed annually and the Board, on the unanimous recommendation of the Audit Committee, following its annual review of the effectiveness and independence of the external auditors, is proposing the re-appointment of Deloitte & Touche LLP as auditors to the Company.

Resolution 9 – Auditors' remuneration
To authorise the directors to determine the auditors' remuneration.

This resolution proposes that the directors be authorised to determine the remuneration of the auditors. Details of the remuneration paid to the auditors for 2005 and details of the safeguards the Company has developed to ensure the objectivity and independence of the external auditors are disclosed in the Annual Report 2005.

Resolution 10 – Political donations
'That the Company and any company which is or becomes a subsidiary of the Company during the period to which this Resolution relates be and is hereby authorised to:
(i) make donations to EU political organisations; and
(ii) incur EU political expenditure,
during the period commencing on the date of this Resolution and ending on the date of the Company's next Annual General Meeting provided that any such donations and expenditure made by the Company together with those made by any subsidiary company while it is a subsidiary of the Company shall not exceed in aggregate £125,000 during that period. For the purposes of this Resolution, the terms 'donations', 'EU political organisations' and 'EU political expenditure' shall have the meanings given to them in section 347A of the Companies Act 1985 (as amended by the Political Parties, Elections and Referendums Act 2000).'

COMPASS
GROUP

28 December 2005

Dear Shareholder,

Annual General Meeting 2006

The fifth Annual General Meeting of the Company will be held on Friday, 10 February 2006 at 11.00am in the Fleming Room at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE.

Enclosed with this circular is a form of proxy for the resolutions being proposed at the Annual General Meeting and whether or not you intend coming to the Meeting, you are requested to complete the form and send it to Capita Registrars to arrive no later than 11.00am on Wednesday 8 February 2006. Should you prefer, the form of proxy can be completed on the Internet at www.capitaregistrars.com. If you choose this method you will be required, for security purposes, to provide details of your investor code. This is printed on the enclosed form of proxy and on your share certificate(s). Whichever method you select to complete the form of proxy, you are still entitled to attend the Meeting and vote in person.

The directors believe that the proposed resolutions set out in the Notice of Annual General Meeting which follows this letter are in the best interests of the Company and the shareholders as a whole. Accordingly they unanimously recommend that you vote in favour of each resolution as they themselves intend to do in respect of their own shareholdings in the Company.

Yours faithfully

Sir Francis Mackay
Chairman

Compass Group PLC
Registered Office: Compass House, Guildford Street, Chertsey, Surrey KT16 9BQ
Registered in England and Wales Registered No: 4083914
Telephone 01932 573000 Facsimile 01932 569956

NOTICE OF ANNUAL GENERAL MEETING
CONTINUED

Resolution 14 – Purchase of own shares

'That the Company be generally and unconditionally authorised, pursuant to Article 58 of the Company's Articles of Association and in accordance with section 166 of the Companies Act 1985, to make market purchases (within the meaning of section 163 of that Act) of ordinary shares of 10 pence each in the capital of the Company subject to the following conditions:

(i) the maximum aggregate number of ordinary shares hereby authorised to be purchased is 215,566,113;

(ii) the minimum price (exclusive of expenses) which may be paid for each ordinary share is 10 pence;

(iii) the maximum price (exclusive of expenses) which may be paid for each ordinary share is the higher of: (A) an amount equal to 105% of the average of the middle market quotations for an ordinary share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the purchase is made; and (B) an amount equal to the higher of the price of the last independent trade and the highest current independent bid as derived from the London Stock Exchange Trading System (SETS); and

(iv) this authority shall expire, unless previously renewed, varied or revoked by the Company, at the conclusion of the next Annual General Meeting of the Company or 9 August 2007, whichever is the earlier (except in relation to the purchase of ordinary shares, the contract for which was concluded prior to the expiry of this authority and which will or may be executed wholly or partly after the expiry of this authority).'

Resolution 14, which will be proposed as a Special Resolution, seeks to renew the directors' authority until the Annual General Meeting to be held in 2007 to purchase up to 215,566,113 shares in the Company representing 10% of the Company's issued ordinary share capital as at 29 November 2005.

The directors have no present intention of exercising this authority but they consider it desirable to provide maximum flexibility in the management of the Company's capital resources. The directors would only purchase shares if, in their opinion, the expected effect would be to result in an increase in earnings per share and would benefit shareholders generally.

Any purchases of ordinary shares would be by means of market purchases through the London Stock Exchange. Should the directors exercise such authority any shares so purchased may be placed into treasury in accordance with the Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003 and subsequently cancelled or transferred to satisfy awards arising under the Company's employee share schemes or issued for cash as provided for by the Regulations.

As at 29 November 2005 there were options outstanding over approximately 168 million ordinary shares in the capital of the Company representing 7.8% of the Company's issued ordinary share capital. If the authority to purchase the Company's ordinary shares were exercised in full, these options would represent 8.7% of the Company's issued ordinary share capital at that date.

By Order of the Board

Tim Mason
Company Secretary
28 December 2005

Registered Office:
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

Notes

(i) A member entitled to attend and vote at the 2006 Annual General Meeting (the 'Meeting') may appoint a proxy or proxies (who need not be a member of the Company) to attend and (on a poll) vote on his/her behalf. Proxies may be appointed by:

- completing and returning the proxy form enclosed with this Notice;
- going to www.capitaregistrars.com and following the instructions provided; or
- by having an appropriate CREST message transmitted, if you are a user of the CREST system (including CREST Personal Members).

Return of the form of proxy will not preclude a member from attending the Meeting and voting in person.

(ii) To be effective the form of proxy must be completed in accordance with the instructions and received by the Registrars of the Company by 11.00am on Wednesday 8 February 2006. To appoint a proxy or to give an instruction to a previously appointed proxy via the CREST system, the CREST message must be received by the issuer's agent (ID RA10) by 11.00am on Wednesday 8 February 2006. Please note, however, that proxy messages can not be sent through CREST on weekends, bank holidays or after 8.00pm on any other day. For the purpose of this deadline, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message. CREST Personal Members or other CREST sponsored members and those CREST members that have appointed voting service provider(s) should contact their CREST sponsor or voting service provider(s) for assistance with appointing proxies via CREST. For further information on CREST procedures, limitations and system timings, please refer to the CREST manual. We may treat as invalid a proxy appointment sent by CREST in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

(iii) Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that only those shareholders registered in the Register of Members of the Company as at 6.00pm on 8 February 2006, or in the event that the Meeting is adjourned, in the Register of Members 48 hours before the time of any adjourned meeting, shall be entitled to attend or vote at the Meeting in respect of the number of shares registered in their name at the relevant time. Changes to entries on the Register of Members after 6.00pm on 8 February 2006 or, in the event that the Meeting is adjourned, less than 48 hours before the time of any adjourned meeting, shall be disregarded in determining the rights of any person to attend or vote at the Meeting.

(iv) Copies of the service agreements of the executive directors, the letters of appointment of the non-executive directors, the directors' deeds of indemnity, the Register of Directors' Interests and each of the rules of the Compass Group Long-Term Incentive Plan and the Compass Group Management Share Option Plan, marked to show the proposed amendments will be available for inspection during normal business hours from the date of dispatch of this notice until the date of the Meeting (Saturdays, Sundays and public holidays excepted) at the registered office of the Company and will also be made available at the Meeting for a period of 15 minutes prior to and during the continuance of the Meeting.

Resolution 10 – Political donations continued

It is not Compass Group policy to make donations to political parties. However, it is possible that certain routine activities undertaken by the Company and its subsidiaries might come within the broad scope of the Political Parties, Elections and Referendums Act 2000. Any expenditure that is regulated under this Act must first be approved by shareholders. This Resolution is to renew the directors' authority until the Annual General Meeting to be held in 2007 to make donations and incur expenditure which might otherwise be caught by the terms of the Act up to an aggregate amount of £125,000.

Resolution 11 – Long-Term Incentive Plan

'That the amendments to the Compass Group Long-Term Incentive Plan which seek to increase the maximum award which may be made to a participant in any financial year and modify the performance conditions attaching to awards (as described in the note to this Resolution) be approved and that the directors of the Company (or a duly authorised committee) be authorised to take such steps as are necessary or expedient to implement those amendments.'

The Remuneration Committee has recently reviewed the Company's remuneration policy for the 2006 financial year and thereafter. When undertaking this review, the Remuneration Committee has consulted with certain of the Company's major shareholders, as well as with the Association of British Insurers.

The Remuneration Committee wishes to obtain the approval of shareholders to proposed amendments to the Compass Group Long-Term Incentive Plan (LTIP). Details of the LTIP are set out in the Remuneration Committee's Report for the year ended 30 September 2005.

The proposed amendments to the LTIP are as follows:

(a) The maximum award which may be made to a participant in any financial year will be amended to 200% of annual base salary. However, it is intended that any award made in 2006 and thereafter will be 150% of salary with an award of 200% of salary being reserved for exceptional circumstances. Accordingly, the maximum number of shares which can vest under an award will be determined by dividing the relevant percentage of the participant's salary at the time the award is made by the Company's share price on the date immediately preceding the relevant performance period;

(b) The performance conditions will be amended in order to align them more closely with the business strategy of Compass Group. In order to achieve this, awards under the LTIP will be subject to the following targets:

   (i) 50% of any award will be subject to a target based solely on the Group's free cash flow (GFCF) over a three-year performance period. The target for each award will be stretching and set by the Remuneration Committee at the time of grant based on Company projections and market expectations. The GFCF target for awards granted in 2005/2006 has not yet been set by the Remuneration Committee but will be announced in due course. No shares will be released under this portion of the award unless the Company achieves threshold performance. 25% of the portion of the award based on GFCF will vest at threshold performance. Awards will vest on a straight line basis between 25% and 100% where GFCF is between threshold performance and the outperformance targets. The Remuneration Committee may adjust the GFCF targets during the performance period if a material change in the composition of the Group occurs. The Remuneration Committee will have the right to review the target for awards granted in future years in line with business needs.

Resolution 11 – Long-Term Incentive Plan continued

   (ii) The remaining 50% of any award will be based solely on Compass Group's total shareholder return (TSR) over a three-year performance period relative to the FTSE 100 companies at the start of that period. TSR is the aggregate of share price growth and reinvested dividends during the performance period. 25% of the amount of the award subject to TSR will vest for median performance and 100% for upper quartile performance with straight line vesting between these points.

In addition, any vesting of an award at the end of the performance period will be conditional on the Remuneration Committee being satisfied that the underlying financial performance of the Company justifies it.

Neither the TSR target nor the GFCF target attaching to the awards will be retested.

The revised rules of the LTIP are available for inspection as described in Note (iv) to this Notice of Annual General Meeting.

Resolution 12 – Management Share Option Plan

'That the amendments to the Compass Group Management Share Option Plan which will introduce a post-grant performance condition attaching to option grants (as described in the note to this Resolution) be approved and that the directors of the Company (or a duly authorised committee) be authorised to take such steps as are necessary or expedient to implement that amendment.'

In line with best practice, the Company wishes to replace a pre-grant performance condition with a post-grant performance condition for option grants from 2005/2006. The performance condition will be the achievement of a GFCF target over a three-year performance period. The terms of the GFCF target will be determined by the Remuneration Committee prior to the grant of options and will be based on Company projections and market expectations. The Remuneration Committee may adjust the GFCF target during the performance period if a material change in the composition of the Group occurs. The Remuneration Committee will have the right to review the target for options granted in future years in line with business needs. There will be no retesting facility.

The revised rules of the Compass Group Management Share Option Plan are available for inspection as described in Note (iv) to this Notice of Annual General Meeting.

Resolution 13 – Authority to allot securities for cash and disapply pre-emption rights

'That the power conferred on the directors by Article 12 of the Company's Articles of Association be renewed for a period expiring at the end of the next annual general meeting of the Company after the date on which this Resolution is passed or, if earlier, 14 February 2007 and for that period the section 89 amount is £10,700,000.'

Resolution 13, which will be proposed as a Special Resolution, seeks to renew the directors' authority to issue equity securities of the Company for cash without application of the pre emption rights pursuant to section 89 of the Companies Act 1985. Other than in connection with a rights, scrip dividend, or other similar issue, the authority contained in this Resolution will be limited to a maximum nominal amount of £10,700,000 (the 'section 89 amount') comprising approximately 5% of the Company's issued ordinary share capital as at 29 November 2005. The authority will expire on the earlier of the Annual General Meeting to be held in 2007 or 14 February 2007, which is the expiry date for the directors' current section 80 authority to generally allot equity securities in the Company for cash.

Whilst the directors have no current plans to utilise this authority they consider its renewal appropriate in order to retain maximum flexibility to take advantage of business opportunities as they arise.

COMPASS
GROUP

[redacted]

Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ
United Kingdom
Tel +44 (0)1932 573 000
Fax +44 (0)1932 569 956

www.compass-group.com

82-5161

COMPASS GROUP

Compass Group PLC (the 'Company') **Annual General Meeting to be held on Friday 10 February 2006 at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 11.00am.**

This proxy may be completed on the internet at www.capitaregistrars.com using the investor code set out below.

Investor Code

I/We being a member(s) of the Company hereby appoint the Chairman of the Meeting OR (see note 5)

____

of ____________________

____

as my/our proxy to vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 11.00am on Friday 10 February 2006 and at any adjournment thereof, in the manner shown opposite on the resolutions set out in the Notice of Meeting dated 28 December 2005.

Resolutions	For	Against	Vote withheld Note 7	Discretionary
1 Receive and adopt financial statements and reports thereon	☐	☐	☐	☐
2 Approve the Remuneration Committee's report	☐	☐	☐	☐
3 Declare a final dividend on the ordinary shares	☐	☐	☐	☐
4 Elect Sir Roy Gardner as a director*	☐	☐	☐	☐
5 Re-elect Peter Cawdron as a director*	☐	☐	☐	☐
6 Re-elect Peter Blackburn as a director	☐	☐	☐	☐
7 Re-elect Sven Kado as a director*	☐	☐	☐	☐
8 Re-appoint Deloitte & Touche LLP as auditors	☐	☐	☐	☐
9 Authorise the directors to determine the auditors' remuneration	☐	☐	☐	☐
10 Donations to EU political organisations	☐	☐	☐	☐
11 Amendments to the Long-Term Incentive Plan	☐	☐	☐	☐
12 Amendments to the Management Share Option Plan	☐	☐	☐	☐
13 Special Resolution – Disapplication of pre-emption rights	☐	☐	☐	☐
14 Special Resolution – Authority to purchase shares	☐	☐	☐	☐

* Member of the Remuneration Committee

Dated this ____ day of ____ 2006 Signature ____

When completed, please detach and return this form. No postage stamp is required. To be valid this form should be received by the Company's Registrars, Capita Registrars, at the address printed overleaf by no later than 11.00am on 8 February 2006. CREST system users may appoint one or more proxies via the CREST system. For further details please refer to the Notice of Meeting or to the CREST Manual.

Notes

1 For each resolution, please indicate with an X in the box provided how you wish to vote. If you select 'Discretionary' or fail to select any of the given options on a particular resolution, the proxy will vote or abstain as he/she thinks fit in respect of your holding.

2 In the case of joint holders the signature of any of them will suffice, but the names of all joint holders should be shown, and the vote of the senior holder who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the other joint holder(s) and for this purpose seniority shall be determined by the order in which the names stand in the register of members in respect of the joint holding.

3 In the case of a corporation this form of proxy must be under the common seal or executed by an authorised officer, attorney or other authorised person.

4 This form of proxy to be valid must be signed and lodged together with the power of attorney or other written authority (if any) under which it is signed or an office or notarially certified copy of such power or authority no later than 48 hours before the time of the Meeting (or adjourned Meeting at which the person named on the form proposed to vote) with the Company's Registrars, Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU.

5 If you wish someone other than the Chairman to be your proxy delete 'the Chairman of the Meeting OR' and insert the name and address of the person you wish to appoint and initial the alteration. Such proxy need not be a member of the Company but must attend the Meeting in person to represent you. Any alteration to this form of proxy must be initialled by the appointer.

6 You may appoint more than one proxy to attend the Meeting. Completion of this form of proxy will not preclude you from attending and voting at the Meeting in person if you wish.

7 The 'Vote withheld' option is provided to enable you to abstain on any particular resolution however it should be noted that it is not a vote in law and will not be counted in the proportion of the votes 'For' and 'Against' a resolution.

Compass Group PLC Annual General Meeting
Attendance Card

If you or your proxy wish to attend the Annual General Meeting to be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE (please see map overleaf) on Friday 10 February 2006 at 11.00am, **please sign this card and hand it in at the reception desk on arrival at the Meeting.**

Signed by Shareholder/Proxy ____________________

Third fold and tuck in

BUSINESS REPLY SERVICE
Licence No. MB122

Capita Registrars (Proxies)
PO Box 25
Beckenham
Kent BR3 4BR

First fold

Second fold



St. James's Park
QUEEN ELIZABETH II CONFERENCE CENTRE
Horse Guards Road
King Charles Street
Parliament Street
N
Victoria Embankment
Westminster
Great George Street
Westminster Bridge
Birdcage Walk
Old Queen Street
Queen Anne's Street
Lewisham Street
Storey's Gate
Dartmouth Street
Paker St.
Matthew
Parliament Square
St. Margaret's Street
Houses of Parliament
St. Margaret's
Broadway
Tothill Street
St. James's Park
MAIN ENTRANCE
Broad Sanctuary
Westminster Abbey
Broadway
New Scotland Yard
Victoria Street
Green Smith Street
Tufton Street
Abingdon Street
To Victoria Station
Great College Street
Old Pye Street

Compass Group PLC

Directions to Compass Group PLC
Annual General Meeting at
The Queen Elizabeth II Conference Centre
Broad Sanctuary, Westminster
London SW1P 3EE

Directly opposite Westminster Abbey
- A short walk from Westminster or St James's Park underground stations
- Victoria and Waterloo main line railway stations within walking distance
- 4 car parks nearby (contact NCP: 0870 6067050 for details)

82-5161

COMPASS
GROUP

AR/S
9-30-05

Annual Report 2005

Our commitment to building greater value



We are specialists who help clients either outsource or establish a food or support service, or sometimes both, to suit their needs.

How we do that draws on our global resources and our understanding of different cultures and market sectors. We work in partnership with our clients, usually in their premises. And by using their facilities and equipment we keep capital investment to an absolute minimum.

Looking at the world map today shows how far we have come since 1992. We have grown from a domestic operator to a global player. That journey has given us a great platform to build on and enabled us to benefit from opportunities far and wide.

Making the most of these opportunities starts, as ever, by being clear why we are in business.

Our aim is to be the premium operator in the contract catering and support services market with an outstanding reputation for quality, value for money and client & customer satisfaction.

To achieve this means maintaining our market leading positions in the world's key regions with major brands in our chosen business sectors. But it also means applying fresh thinking to the way we run our business, re-energising the talents that have made us a leader while looking at new ways of maximising value from our core operations.

We have to work smarter – simplifying what we do and how we do it, focusing on our core contract catering operations, leveraging client relationships by growing the range of our support services, maximising synergies for clients, organic profit growth for us and enhanced value for our shareholders.

We know what we have to do. The task now is to make it happen.

Our strategy is about building value for shareholders. Delivering this value is enshrined in 4 commitments to all our stakeholders. Commitments that each reflect the potential inherent in the business.

Our 4 commitments:

1. We will ensure that we maximise the return on the investments we have made.

2. We will never forget the importance of keeping the customer satisfied.

3. We will deliver on our expertise with an unrivalled consistency.

4. We will continue to place the best people in the business in our business.

This Annual Report, together with the accompanying Annual Review, constitutes the full Annual Financial Statements of the Group.

These are important times for Compass. A time of change. A time to build on the value inherent in the business. This thinking forms the basis of the 4 key commitments in this document. Each one signals the potential in Compass. Each commitment will lead to greater value.

Financial highlights

Group turnover

£12,704m

2004: £11,772m

Free cash flow

£348m

2004: £246m

Total operating profit*

£711m

2004: £775m

Return on capital employed*

5.7%

2004: 6.4%

Basic earnings per share*

19.1p

2004: 21.1p

*Before goodwill amortisation and exceptional items.

OPERATING AND FINANCIAL REVIEW

The Group's operations are managed across 4 geographic divisions, each with a Chief Executive, and with each country having its own Managing Director.

North America

£3,937m
Turnover

£207m
Operating profit

12%
Growth in business

This was another excellent year for our North American business with like for like turnover growth of 12% and operating profit, excluding associates, goodwill amortisation and exceptional items, increasing from £190 million in 2004 to £207 million in 2005. North America now accounts for 32% of the Group's turnover, excluding fuel, and 29% of operating profits, excluding associates, goodwill amortisation and exceptional items, and employs over 123,000 people. We once again saw strong growth in our Healthcare businesses which grew by 15% on a like for like basis. The Business and Industry and Education sectors delivered solid growth whilst Vending showed a modest increase of 4% on a like for like basis. Our Sports & Leisure business had another very strong year with like for like growth of 17%, reflecting the success of Levy Restaurants in delivering not only strong contract gains, but also increased customer spend at our venues.

North America still represents a significant market opportunity. Based largely on information made available by the National Restaurant Association and Technomic Inc., it is estimated that just over 50% of the contract catering market is outsourced and that contractor penetration in the important Education and Healthcare sectors is estimated to be in the region of 40%.

The other factor in our success is a well developed retail model that drives throughput and spend per head implemented by an experienced and highly motivated management team led by Gary Green. There has been a slight decline in the operating margin to 5.3% (2004: 5.4%), mainly due to the impact of the National Hockey League strike and Hurricane Katrina towards the end of the year.

During the year significant contract gains and renewals included a new 3-year contract for Eurest, in conjunction with Canteen, with AT&T with annual turnover of nearly £3 million and the Hospital of the University of Pennsylvania awarded Morrison Management Specialists, in conjunction with Crothall, a new 5-year contract with annual revenues of over £11 million. The success of our Education business, Chartwells, is reflected in new and retained contracts with annual revenues of over £26 million including the University of West Florida, UNC Asheville, Wentworth Institute of Technology, Edinboro University, Rochester City Schools and a renewal of the contract with the Chicago Public Schools system. In addition The Bradley Center awarded Levy Restaurants a new 7-year contract with annual turnover of over £5 million.

In the aftermath of Hurricane Katrina we continued to service our clients and customers in the affected regions. In anticipation of the hurricane, Eurest, along with their clients, had organised and prepared food services, water and basic living supplies for thousands of evacuees. Over 20,000 meals were served daily in affected areas. We established temporary 'tent cities' providing essentials for relief workers and victims, and supported 6 tent cities located in the Gulf States region. A relief centre in Pascagoula, Mississippi provided shelter and food for 15,000 evacuees. Also 4 tent villages, supporting over 2,600 employees and families were built. Morrison Management Specialists teams stayed in place through the hurricane to assist in the evacuation of 6 hospitals and served 15,000 meals daily to patients and residents at 4 hospitals and 2 senior dining communities in the Gulf Coast states.

The actions of our people in the wake of this natural disaster are a testament to their dedication to client and customer service.

The outlook for our business in North America is very good.

United Kingdom

£3,292m
Turnover

£205m
Operating profit

6%
Growth in business

The UK now accounts for 23% of the Group's turnover, excluding fuel, and 29% of its operating profit excluding associates, goodwill amortisation and exceptional items and employs approximately 88,000 people. Despite achieving turnover growth of 6% on a like for like basis in Contract catering and 4% on a like for like basis in Travel Concessions, the overall financial performance of the business has been unsatisfactory. Cost pressures, particularly in Business and Industry, have resulted in the Contract catering margin declining from 8.6% in 2004 to 5.9% in 2005. We have only been able to pass on some of these cost increases to clients.

In July we refreshed the UK management team and instituted a programme to give us a more solid contract base from which to grow. Don Davenport, who became CEO of the UK business following the merger with Granada, stepped down after over 40 years service to the hospitality industry, for which we thank him. He has been replaced on an interim basis by Gary Green, CEO of our North American business. We have also appointed a new leader for our Business and Industry operations, which account for 55% of our Contract catering business. Chris Copner brings strong retailing skills with him from his time as Managing Director of our UK Travel Concessions business.

The first stage of this programme is to cut out unnecessary management layers, improve accountabilities and reduce cost. The UK market still offers significant opportunities, not least in Healthcare, Education, Leisure and increasingly Support Services. The Business and Industry sector is more mature but still capable of delivering profitable growth. To capture this growth, we have undertaken a detailed review of our contracts portfolio, to ensure we have a robust contract base with sustainable margins. At the low end of the margin spectrum we have sought to increase prices and improve the margin or, in some instances, we are prepared to exit the contract. At the high end we have recognised that we need to absorb some of our cost increases, as we have this year, in order to retain these accounts. Properly executed, the net effect of these actions should enable us in 2006 to deliver the same level of profit as 2005.

Contract gains and renewals of note during the year include a renewed 7-year contract with Prudential with annual revenues of over £1 million; renewed contracts for Medirest with the West Hertfordshire Hospital NHS Trust and Homerton University Hospital NHS Foundation Trust with combined annual revenues of around £13 million and, in Education, renewed contracts with Durham County Council and Millfield School with annual revenues of over £11 million.

Our decision to sell our Travel Concessions business, in order to focus on our core Contract catering operations and to build on the growth in Support Services, will change the profile of our UK business. UK Travel Concessions account for 52% of total Travel Concessions turnover, excluding fuel, and 28% of our UK turnover, excluding fuel.

Despite the difficulties our UK business has faced over the past 2 years all of our people remain fully focused on delivering against their clients' and customers' expectations and this is reflected in the positive feedback we are receiving from our unit-based staff.

Continental Europe and Rest of the World

Continental Europe

£3,587m
Turnover

£190m
Operating profit

2%
Growth in business

Rest of the World

£1,888m
Turnover

£107m
Operating profit

8%
Growth in business

Continental Europe represents 29% of the Group's turnover, excluding fuel, and 27% of its operating profit excluding associates, goodwill amortisation and exceptional items, whilst Rest of the World represents 15% of turnover, excluding fuel and 15% of operating profit excluding associates, goodwill amortisation and exceptional items. Approximately 195,000 people are employed in nearly 90 countries. Like for like turnover growth for the year was 4.0% with the margin broadly in line with last year at 5.5%.

Continental Europe

Trading in Continental Europe remains difficult with little or no growth in the major markets of France, Germany, the Netherlands and Italy. In France and the Netherlands we put in place new management during the course of the year that have restructured the business by reducing management layers and introducing a shared services approach to back of house functions, such as accounting and IT, which have reduced operating costs. Trading in Spain and Switzerland was more encouraging.

We continue to roll out our purchasing model and the success of this is reflected in margins broadly similar to last year despite rising costs, particularly related to escalating energy prices. We have also aligned our European purchasing teams more closely with country operations so as to ensure that purchasing synergies are realised whilst ensuring the needs of operators at the local level are being met.

Significant contract gains and renewals in the year include, in Switzerland, a new 5-year contract with Swisscom with annual revenues of over £13 million; in Germany a new 5-year contract with Alcatel worth £3 million in annual revenues; in France contracts with Sollac Loraine and Bouygues Arc de Seine worth over £3 million in annual revenues; contracts in Healthcare included Association Notre-Dame de Bon Secours in Paris, University Hospital Bonn in Germany, Maria Gamla Stan District Council in Sweden and Ullevål Patient Hospital in Norway with combined annual revenues of over £6 million; and in Vending contracts with Paresto (MOD) in the Netherlands and Saab in Sweden worth over £3 million.

Rest of the World

There were strong new business performances in Australasia and South America. Contract gains included, in Japan, a new 3-year contract with Japan Post worth over £18 million in annual revenues and a 5-year contract with Fukuoka Mutual Aid Association worth over £2 million in annual revenues; and in Australia a 5-year contract with the Commonwealth Government of Australia worth over £13 million in annual revenues and a 10-year contract with Campus Living (Sydney University Village and RMIT village) worth nearly £2 million in annual revenues.

In order to grow our business in emerging markets such as China, Indonesia, India, Turkey and Russia, Alain Dupuis stepped down from the Group Board to become CEO of these emerging markets to ensure that they get the necessary management focus to realise their future potential.

We are continuing to scale down our Middle East military business with turnover reducing to £170 million in 2005 (2004: £250 million) and operating profit, before exceptional items, was £35 million (2004: £50 million). There are still opportunities for military business in the Middle East but increasingly we are choosing not to participate in this work because the margin is becoming less attractive relative to the complexity of operations and associated risks.

OPERATING AND FINANCIAL REVIEW
CONTINUED

Our people
This year we have seen continued evidence that our strategy to be recognised as a preferred employer is delivering real benefit. Our most recent global workforce survey shows an increase in loyalty, pride in the Group and the likelihood to recommend Compass as a place to work compared to the same survey in 2003. To further underline this Compass Group was named 7th best large company to work for in the Annual Best Companies to Work For list produced by the Sunday Times newspaper in the UK, a ranking based on the paper's own independent survey of our people. Most recently the Group won 3 Personnel Today awards for Employer Branding; Best HR Strategy and the Best Overall Award.

A significant contribution to this performance is the degree to which we live our values in the organisation – our people continue to rate us highly for the emphasis we place on teamwork and on the focus we give to service and food quality. Importantly, the greatest improvements we have seen have been with our front-line service teams, especially in those areas such as recognition, communication, support from their manager and sharing success, where we have put specific programmes in place in response to the feedback from our last global survey.

Our commitment to listen to our people and take action has contributed to an increase in participation in the survey.

In addition we have begun to see the impact of the Group's employment brand, which was launched in 2004, to improve our ability to attract, recruit and retain the best people by clearly and consistently communicating the reasons why people would choose to join and develop their careers with Compass.

Our commitment is to deliver real opportunities to our people throughout their career. We define this in 8 core opportunities, ranging from how people join the Group, to work life balance and reward and recognition. One of these is the opportunity to learn and grow, which restates our long-standing commitment to developing the skills of our people. This year has seen a number of innovative new programmes to support this. Examples of this are the Compass College in Australia, which has created a suite of training programmes for staff at all levels that can be delivered either face to face or online via the web; the Great Business Growing our Sales programme, which provides our front-line teams with the retail and merchandising skills needed to drive up sales and throughput; and Sed de Saber, an award-winning self-paced learning programme in North America to help Spanish-speaking staff improve their English, both on a general level and specifically for working in the foodservice industry.

The net result of our people strategy is that we are seeing a significant increase in internal promotions, improvements in retention in countries such as Australia, France and the UK, and an increase in the number of people applying to work for Compass.

Our people strategy continues to attract external recognition, winning a number of major awards in the past year. Most rewarding of all is that the individual and team skills of our people and the quality of the food and service they provide continues to receive acclaim – in the 2004 Culinary Olympics alone we won an outstanding 57 awards, including 3 gold, 32 silver and 14 bronze medals. We will continue to build on these successes in the year ahead.

Acting responsibly in business
Naturally we wish to focus on areas where we can have most impact, and we concentrate our efforts on these: our people, wellness and nutrition, sourcing and serving food responsibly, communities and the environment.

Because of our position as one of the largest foodservice companies working around the globe we have a big influence on what 20 million customers a day choose to eat and drink; the foods we buy can affect food production sustainability and the environment; and we have an obligation to the vast number of different communities in which our people live and work. So with our scale comes responsibility.

We take this responsibility very seriously. It's what people expect of us – whether clients, employees, suppliers, investors or other stakeholders. They trust every one of us to act responsibly in the way we manage our business. Responsible behaviour has always been deeply ingrained in our corporate culture.

2 years ago we developed a policy and measurement matrix that highlighted the key impact areas of operations. We review this matrix regularly, with feedback from our stakeholders, to ensure the impact areas are still relevant. Furthermore, in June 2004 we became a signatory to the United Nations Global Compact and the 10 principles they use. This, together with our own business principles, forms the foundation of our corporate responsibility programme as it affects everyone, everyday, everywhere.

Doing business responsibly
We have always encouraged our people to act with integrity in their relationships with each other, our clients and customers, suppliers and partners and other stakeholders.

In the last year we talked to many of our stakeholders* to understand their expectations. In their view, the most relevant activities for Compass to demonstrate responsibilities in action were:

- being proactive about wellness and nutrition, for all the world's citizens;
- actively supporting our people in building healthy and sustainable communities;
- improving the employability of disadvantaged people by sharing skills and expertise;
- implementing cost-effective environmental initiatives; and
- working with local communities and suppliers to help them supply the goods Compass wants, and be in a position to take up employment opportunities with Compass.

*Source: Compass Group stakeholders research on corporate responsibility, Sept-Oct 2004

OPERATING AND FINANCIAL REVIEW
CONTINUED

Our business principles
Our business principles form the foundations upon which our corporate responsibility programme is based. The full text is available at www.compass-group.com:
- employees – as a service company, our people are key to our success. We should respect and value the individuality and diversity every employee brings to our business and seek always to create a positive, open, working environment;
- clients and customers – our reputation and the loyalty of our clients and customers depends upon our delivering superior food quality, service and choice;
- investors – our success is built upon the trust and confidence of our investors and we are dedicated to protecting their long-term interests;
- suppliers and subcontractors – we seek to establish mutually beneficial relationships with all our suppliers, and encourage them to match our high standards of food safety, working conditions, trading practices, health and safety and environmental protection; and
- governments and the wider community – our success depends on complying with the law, together with sensitivity to local customs and conventions governing business relationships.

In addition, we use the 10 principles set out in the United Nations Global Compact relating to human rights, labour standards, the environment and anti-corruption, to underpin our own business principles.

How we manage corporate responsibility
Progress against our strategy is reviewed annually by the Group Board, and more often by the Executive Committee, whose members have responsibility for key impact areas.

A steering group of senior managers provides support to individual country and operating company management teams. This structure provides leadership, guidance and support in the form of a common set of policies and principles, and allows us to manage and assess our performance. But a completely prescriptive approach could not take into account the enormous diversity of our business, so our structure allows people the freedom to get on and do what is right at a local level.

We are included in the DJSI and FTSE4Good Indices, and our participation in these provides us with an invaluable tool for benchmarking progress, and we will report on this in future.

Summarised below are the key impact areas we focus on:

Our people
People are at the heart of our business, and our success depends on attracting, developing and retaining the very best. That is why we place so much emphasis on ensuring everyone, everywhere, shares a common set of values – values which underpin our approach to corporate responsibility.

Wellness and nutrition
There are 300 million obese adults in the world – 100 million more than 10 years ago. In 20 years time the number of people dying from weight-related illnesses will have doubled.

Sourcing and serving food responsibly
Each year we buy over £3.5 billion worth of food. Our clients and customers want to know where the food they eat comes from, that it's safe and from sustainable sources. We do too.

Compass in the community
With 40,000 outlets around the world we're part of a lot of different communities. The community element within our corporate responsibility programme focuses on our belief that we achieve the greatest impact by encouraging our people to give time, resources and skills to initiatives that address social exclusion issues within those communities.

Our role in respecting the environment
Everyone's future depends on the availability of clean natural resources. We recognise we have a responsibility to do our bit to protect the planet.

Our plans for corporate responsibility:
- to report annually on what we have done to embed our business principles into our day-to-day operations;
- to play our part in tackling the global challenge of wellness and nutrition;
- to complete our food safety handbook and roll out to unit managers in Europe and North America during 2006 and to the rest of the Group in 2007;
- to put in place policies and procedures that will continue to ensure our food is sourced responsibly;
- to report on activities to manage our environmental impacts, including data on energy usage in the offices and premises for which we are directly responsible;
- to put in place a set of indicators to measure our progress; and
- to report on our progress in 2007 and outline targets for future activity.

OPERATING AND FINANCIAL REVIEW
CONTINUED

Financial Review
The Group achieved 7% like for like turnover growth in 2005 with strong performances in North America and Rest of the World regions with more difficult trading particularly in the UK and several European countries. Actions are underway to improve financial performance, with continued focus on delivery of strong free cash flow and improved returns on capital employed ('ROCE') over the medium term. The Group has announced medium-term (2006-2008) objectives to improve ROCE by 100 basis points and to generate free cash flow over the period of £800-£850 million (post the disposal of SSP). As the market leader in a fragmented market place, the Group is well positioned to benefit from its strong presence in the key geographies, where significant opportunities remain.

Group performance
The Group's reported financial summary for the year ended 30 September 2005 is set out below.

	2005	2004	Increase/ (decrease)
Turnover	**£12,704m**	£11,772m	7.9%
Total operating profit			
– reported	**£302m**	£500m	(39.6)%
– underlying[1]	**£711m**	£775m	(8.3)%
Operating margin[2]	**5.7%**	6.8%	(110)bps
Profit before tax			
– reported	**£171m**	£370m	(53.8)%
– underlying[1]	**£581m**	£645m	(9.9)%
Basic earnings per share			
– reported	**0.0p**	8.3p	
– underlying[1]	**19.1p**	21.1p	(9.5)%
Free cash flow	**£348m**	£246m	41.5%
Return on capital employed[3]	**5.7%**	6.4%	(70)bps

(1) Underlying performance excludes goodwill amortisation and exceptional items.
(2) Operating margin excludes fuel, associates, goodwill amortisation and exceptional items.
(3) See below for basis of calculation.

The 5-year track record in reported turnover, total operating profit, free cash flow and basic earnings per share is shown on page 7.

Turnover
The main factors that affected the year on year change in turnover are summarised below.

	%
Like for like growth	7
Contribution from acquisitions	2
Movements in translation rates	(1)
Total – excluding fuel	8

Like for like growth excludes fuel and is calculated by adjusting for acquisitions (excluding current year acquisitions and including a full year in respect of prior year acquisitions), disposals (excluded from both years) and exchange rate movements (translating the prior period at current period exchange rates), and compares the results against 2004.

Like for like turnover growth was achieved as a result of new contract gains of 11% offset by contract losses of 5% and positive throughput of 1%, driven by North America where the business has been focused on driving volumes within existing accounts as well as achieving price increases.

Throughput represents the movement in turnover in the existing estate, influenced by headcount changes, participation rates, price increases and average spend per head. Throughput varies by sector with Education and Healthcare, which are much less affected by the economic cycle, achieving positive throughput of 3% and 2% respectively in 2005. Business and Industry and Vending were broadly flat. Throughput in the Travel Concessions sector was also positive at 2%.

The Group continues to focus on client retention, which was again high at 95%. This was achieved as a result of continued investment in people, client account management and contract retention teams.

The strong performance in like for like turnover was driven by new business wins across all sectors, with a continued trend to outsourcing in Healthcare and a high level of activity around the globe in Offshore and Remote supporting the buoyant extractive industries sector.

The table below sets out like for like growth by sector for each geographic division and the Group total.

	North America %	UK %	CE& ROW %	Group %
Contract:				
Business and Industry	11	9	2	6
Defence, Offshore and Remote	28	13	8	10
Education	12	(1)	2	7
Healthcare	15	5	5	10
Sports and Leisure	17	3	5	9
Total Contract	13	6	4	8
Vending	4	19	2	4
Travel Concessions	20	4	4	6
Total	12	6	4	7

Travel Concessions principally comprises: Creative Host in North America; Moto, railways and airport concessions, Harry Ramsden's and Millie's Cookies in the UK; Rail Gourmet, Inflight, airport concessions and motorways (in France, Italy, Portugal, Germany and Japan) in Continental Europe and Rest of the World.

Total operating profit
The decline in total operating profit, before goodwill amortisation and exceptional items, of 8.3% resulted primarily from tough trading in the UK and the reduction in scale and profitability of the Group's Middle East military business. Trading conditions in Continental Europe remained difficult in France, Germany, the Netherlands and particularly Italy, which saw a significant downturn in the Business and Industry sector. In North America, there has been a slight decline in the year on year operating margin mainly due to the impact of the National Hockey League strike and Hurricane Katrina but operating profit grew strongly at 9%.

OPERATING AND FINANCIAL REVIEW
CONTINUED

Profit before tax
Profit before tax, goodwill amortisation and exceptional items for 2005 was £581 million (2004: £645 million).

Basic earnings per share
Basic earnings per share, before goodwill amortisation and exceptional items, was 19.1 pence (2004: 21.1 pence).

Free cash flow
Free cash flow for 2005 recovered strongly in the year to £348 million (2004: £246 million). Reduced operating profit and higher cash interest payments (including £20 million as a result of the 2004 swap monetisation) were more than offset by a stringent allocation of capital expenditure and improvements in working capital management.

Free cash flow in 2004 of £246 million was adversely impacted by a significant working capital outflow, offset in part by a one-off receipt of £104 million in respect of the monetisation of certain 'in the money' interest rate swaps.

Return on capital employed
Return on capital employed was 5.7% (2004: 6.4%) based on total operating profit before goodwill amortisation and exceptional items (excluding the Group's minority partners' share of total operating profit) net of tax at 30%, and an average capital employed for the year of £8,069 million (2004: £7,894 million).

Average capital employed has been calculated by adding back net debt, goodwill written off to reserves and goodwill amortised through the profit and loss account. The capital employed in the business as at 30 September 2005 and 2004 is detailed in the table below.

	2005 £m	2004 £m
Net assets	**2,284**	2,482
Net debt	**2,316**	2,373
Goodwill written off to reserves	**2,147**	2,132
Goodwill amortised through the profit and loss account	**1,382**	1,021
Capital employed	**8,129**	8,008

International Financial Reporting Standards ('IFRS')
The Group will report under IFRS for the year ending 30 September 2006. In May 2005, the Group provided an indication of the principal effects of IFRS on the Group. Further information, including restatement of the 2005 results under IFRS, will be presented prior to the announcement of the 2006 Interim Results.

Turnover
2005 – £12,704m


2005 £12,704m
2004 £11,772m
2003 £11,286m
2002 £10,617m
2001 £8,716m

Total operating profit
2005 – £711m


2005 £711m
2004 £775m
2003 £797m
2002 £805m
2001 £676m

Profit before taxation
2005 – £581m


2005 £581m
2004 £645m
2003 £661m
2002 £654m
2001 £583m

Basic earnings per share
2005 – 19.1 pence


2005 19.1p
2004 21.1p
2003 20.8p
2002 20.5p
2001 19.8p

Free cash flow
2005 – £348m


2005 £348m
2004 £246m
2003 £415m
2002 £368m
2001 £33m

Goodwill amortisation and exceptional items are excluded from these graphs.

OPERATING AND FINANCIAL REVIEW
CONTINUED

2005 Sector analysis of turnover excluding fuel


1
2
3
4
5
6
7

1. Business & Industry 36%
2. Defence, Offshore and Remote 8%
3. Healthcare 13%
4. Education 11%
5. Sports and Leisure 10%
6. Vending 8%
7. Travel Concessions 14%

2005 Geographical analysis of turnover excluding fuel


1
2
3
4
5
6
7
8
9
10
11
12

1. North America 32%
2. United Kingdom 23%
3. France 8%
4. Japan 4%
5. Germany 4%
6. Spain 3%
7. Italy 3%
8. Australia 2%
9. Switzerland 2%
10. The Netherlands 2%
11. Other Europe 8%
12. Rest of the World 9%

Divisional performance

	2005	2004	Reported increase %	Constant currency increase %	Like for like increase %
Turnover (£m)					
North America	**3,937**	3,531	11	15	12
United Kingdom	**2,812**	2,626	7	7	6
Continental Europe and rest of the world	**5,443**	5,119	6	5	4
Total – excluding fuel	**12,192**	11,276	8	9	7
Fuel	**512**	496	3	3	3
Total	**12,704**	11,772	8	8	7

	2005	2004	Reported increase %	Constant currency increase %
Total operating profit (£m)				
Subsidiary undertakings				
North America	**207**	190	9	12
United Kingdom	**205**	294	(30)	(30)
Continental Europe and rest of the world	**297**	287	3	3
	709	771	(8)	(7)
Associates	**2**	4	–	–
Total	**711**	775	(8)	(8)

	2005	2004
Operating margin excluding fuel (%)		
North America	**5.3**	5.4
United Kingdom	**7.0**	10.9
Continental Europe and rest of the world	**5.5**	5.6
Total	**5.7**	6.8

Certain minor reclassifications have been made to the previously reported analysis of divisional performance to align with the Group's current management structures. Total operating profit is before goodwill amortisation of £269 million (2004: £275 million), a goodwill impairment charge of £95 million (2004: £ nil) and an exceptional operating charge of £45 million (2004: £ nil). Fuel turnover comprises £480 million in the UK and £32 million in Continental Europe and rest of the world (2004: £466 million and £30 million respectively). Profit from subsidiary undertakings includes £8 million in the UK and £ nil in Continental Europe and rest of the world from fuel (2004: £8 million and £ nil respectively). Operating margin is based on turnover and total operating profit excluding fuel, associates, goodwill amortisation and exceptional items.

The geographical and sector analyses of turnover, excluding fuel, for 2005 are shown in the charts on the left.

OPERATING AND FINANCIAL REVIEW
CONTINUED

North America
32% of Group turnover, excluding fuel (2004: 31%).

2005 has been another successful year in North America, both in terms of turnover and profit growth, extending across all the primary business sectors. Reported turnover increased to £3,937 million (2004: £3,531 million) and by 12% on a like for like basis, well ahead of last year's 7%. In Healthcare, Morrison's and Crothall's like for like turnover growth was 15%. Our position in the important Healthcare market was further strengthened by the acquisition of HDS Services, the only significant acquisition in the year, which was completed in January 2005 for £16 million. Sports and Leisure has had another very strong year with like for like growth of 17%, reflecting the success of our Levy Restaurants business in delivering not only strong contract gains, but also increased customer spend at our venues. The Business and Industry and Education sectors delivered solid performances. Growth was driven by new business wins in conjunction with improved throughput. A significant success has been the concerted drive to increase participation and spend per head, including passing on price increases. Vending showed a more modest increase of 4% on a like for like basis.

Total operating profit, excluding associates, goodwill amortisation and exceptional items, increased by £17 million to £207 million (2004: £190 million). There has been a slight decline in the operating margin to 5.3% (2004: 5.4%), mainly due to the impact of the National Hockey Strike and Hurricane Katrina towards the end of the year.

United Kingdom
23% of Group turnover, excluding fuel (2004: 23%).

Reported turnover, excluding fuel, increased to £2,812 million (2004: 2,626 million) and by 6% on a like for like basis, broadly in line with last year.

In Contract, like for like turnover increased by 6% to £1,930 million (2004: £1,794 million) with strong performances in all sectors except Education where sales declined by 1%. Most contract caterers in the Education sector have been impacted by declining participation during the year following recent negative publicity regarding the standard of school meals. Healthcare has again had a strong year benefiting from new contract gains, renewals and extensions to the range of services offered. This resulted in growth of 5% on a like for like basis. We have continued to see good growth in the Business and Industry sector, helped by the mobilisation of a significant contract for managed services with one of our large banking clients.

Travel Concessions achieved turnover growth of 4% on a like for like basis, increasing from £775 million in 2004 to £814 million in 2005, despite the impact of the London bombings on our railway station operations. The M&S Simply Food concept roll-out continued at our motorway and railway sites and was well received in the year.

Total operating profit, including fuel but excluding associates, goodwill amortisation and exceptional items, was £205 million (2004: £294 million). The decline of £89 million is due in part to cost pressures affecting, in particular, the Business and Industry sector and the impact of the London bombings. The remainder of the decline is the result of increased pension costs, lower disposal profits of £16 million, significant restructuring costs, the sale of the Gatwick Meridien hotel £4 million and the £5 million impact on profits of reduced capital spend. The overall margin, excluding fuel, achieved in the year was 7.0% (2004: 10.9%).

In Contract and Vending, operating margins were 5.9% (2004: 8.6%) and operating profit, excluding associates, goodwill amortisation and exceptional items, was £117 million (2004: £160 million).

Travel Concessions operating margins were 9.8% (2004: 16.3%) and operating profit, excluding associates, goodwill amortisation and exceptional items, decreased to £80 million (2004: £126 million).

Continental Europe and Rest of the World
45% of Group turnover, excluding fuel (2004: 46%).

Reported turnover, excluding fuel, increased to £5,443 million (2004: £5,119 million) with like for like turnover growth of 4%. Strong performances in Rest of the World, particularly Australasia and South America, were partly offset by more challenging trading conditions in France, Germany, the Netherlands and Italy and a scaling down of our Middle East military business.

In Continental Europe, overall like for like turnover grew by 2% with flat like for like growth in Contract. Market conditions in northern Europe continued to be difficult with site closures and headcount reductions holding back growth in Germany, France, the Netherlands and Italy in particular. We have strengthened our management teams in these countries to focus on client retention and drive throughput via participation and spend per head. Spain and Switzerland again performed strongly growing by 7% and 6% respectively. Scandinavia continues to perform well and benefited from high levels of activity in the Travel Concessions sector and the oil and gas business.

OPERATING AND FINANCIAL REVIEW
CONTINUED

Rest of the World like for like turnover growth of 8% reflects the strength of the Remote Site sector in Australasia as the extractive industries continue to meet the high demand for crude oil and minerals. In South America, we also continue to see good business growth led by Brazil where Business and Industry and Remote Site operations are particularly buoyant. The Group continues to scale down its Middle East military business with turnover reducing to £170 million in 2005 (2004: £250 million). There are still opportunities for military business in the Middle East but increasingly, the Group is choosing not to participate in this work because the margin is becoming less attractive relative to the complexity of the operations and associated risks. Excluding the Middle East military business, like for like turnover growth was 14%.

Total operating profit, excluding associates, goodwill amortisation and exceptional items, has increased by 3% to £297 million (2004: £287 million) and operating margin is broadly in line with 2004 at 5.5% (2004: 5.6%).

In Continental Europe, total operating profit, excluding associates, goodwill amortisation and exceptional items, increased by 7% to £190 million (2004: £178 million). The operating profit improvement results from a strong turnaround in the Travel Concessions business, particularly in Germany, France and Scandinavia. Operating margin in Continental Europe increased to 5.3% in 2005 (2004: 5.2%).

Rest of the World total operating profit, excluding associates, goodwill amortisation and exceptional items, reduced by 2% to £107 million (2004: £109 million) and operating margin has moved back slightly to 5.7% (2004: 6.3%) reflecting the impact of scaling back our Middle East military business where operating profit, before exceptional items, was £35 million (2004: £50 million). Excluding this, total operating profit, excluding associates and goodwill amortisation was £72 million (2004: £59 million) a 22% increase. Operating margin was 4.2% (2004: 4.0%), driven by good conversion of incremental sales to incremental profit in Australasia and South America.

Interest

Net debt at 30 September 2005 was £2,316 million (2004: £2,373 million). Net interest expense for the year was £130 million (2004: £130 million). The average cost of funding for the year was 4.8% (2004: 4.8%). Interest cover for 2005 was 5.5 times total operating profit before goodwill amortisation and exceptional items. Higher dollar borrowing costs are expected to increase the net interest expense to nearer £140 million in 2006 (before the impact of proceeds from disposals and the adoption of IFRS).

Profit before taxation

Profit before taxation, goodwill amortisation and exceptional items decreased by 9.9% from £645 million to £581 million.

Taxation

The overall Group tax charge was £134 million giving an effective tax rate on profit on ordinary activities before taxation, goodwill amortisation and exceptional items of 23.1% (2004: 23.6%), which is below the UK corporate tax rate of 30%.

The main reasons for the low overall rate in 2005 are prior year adjustments representing the recognition of reliefs associated with past acquisitions and also the successful resolution during the course of the year of several significant issues, principally overseas. A reconciliation of the effective current tax rate for the year (i.e. the overall rate excluding deferred tax and prior year adjustments) is included in note 7 to the financial statements. This reconciliation summarises the reasons why the Group's effective current tax rate of 28% was below the UK corporate tax rate of 30%. The main reasons were the benefit arising from the tax deductibility of part of the Group's goodwill (2%), losses brought forward (2%) and other items (a net benefit of 1%) offset by the impact of higher overseas tax rates (3%).

The overall Group effective tax rate for 2006 onwards (when the Group will report under IFRS) is expected to move to around 30%. This increase reflects the fact that the earnings benefit of the tax deduction for goodwill in the US will no longer be recognised through the profit and loss account (although there is no cash tax impact).

The Group's cash tax rate for 2005 was 19% (2004: 17%). For 2006 onwards, the cash tax rate is likely to average out, over time, in a range from the mid to high 20s.

Goodwill amortisation and exceptional items

The goodwill amortisation charge for the year was £269 million (2004: £275 million) and an additional charge of £95 million in respect of the impairment of goodwill carried on the Italian business was incurred.

The decline in scale of the Group's Middle East military business in 2005, with turnover down from £250 million in 2004 to £170 million in 2005 and with operating profit, before exceptional items, down from £50 million in 2004 to £35 million in 2005, is expected to continue into 2006, with operating profit expected to be no more than £5 million. In the light of this quicker than expected scaling back in activity, asset write-downs and provisions of £45 million have been reported as an exceptional item in 2005. The Group also disposed of 75% of Au Bon Pain in North America, the Gatwick Meridien hotel in the UK and paid further costs relating to previous disposals resulting in a net exceptional loss on disposal of businesses of £1m.

There were no exceptional items in 2004.

OPERATING AND FINANCIAL REVIEW
CONTINUED

Earnings per share
Basic and diluted earnings per share on a reported basis were both nil pence (2004: 8.3 pence). Basic earnings per share before goodwill amortisation and exceptional items for the year was 19.1 pence (2004: 21.1 pence). Attributable profit and basic earnings per share are reconciled below.

	Attributable profit		Basic earnings per share		
	2005 £m	2004 £m	2005 Pence	2004 Pence	Change
Reported	1	180	0.0	8.3	
Goodwill amortisation	269	275			
Exceptional items	141	–			
Underlying[(1)]	411	455	19.1	21.1	(9.5)%
Currency translation	–	(4)			
Constant currency	411	451	19.1	20.9	(8.6)%

(1)Underlying performance excludes goodwill amortisation and exceptional items.

Dividends
The recommended final dividend is 6.5 pence per share resulting in a total dividend for the year of 9.8 pence per share, an increase of 5.4% on 2004, reflecting confidence in the Group's ability to generate strong free cash flow. Dividend cover for 2005 was 1.9 times profit before goodwill amortisation and exceptional items. In the short term, earnings and cash dividends cover will be impacted by IFRS, the increase in the cash tax rate and the disposal of SSP. Whilst we remain committed to continue to grow the dividend in real terms, our objective over the medium term will be to move the dividend cover more towards the 2 times level.

Acquisitions
The Group's strategic focus continues to be on the organic development of its existing core businesses. During the year there have been a small number of acquisitions either to strengthen the Group's geographic coverage or to reinforce its sectoral presence in certain areas. The Group purchased businesses for £39 million in 2005 and purchased further shares in subsidiary companies not wholly owned for £66 million. £4 million of the aggregate purchase price is deferred consideration payable in the future. In aggregate, the net liabilities acquired had a provisional fair value of £8 million, including £2 million of net cash, resulting in goodwill of £113 million. Details of the acquisitions are given in note 21 to the financial statements.

The acquisition of other minority interests and the payment of deferred consideration is currently expected to amount to around £150 million in 2006. The Group does not currently anticipate any significant further new acquisitions during 2006.

Pensions
In total, the Group charged £78 million (2004: £70 million) to profit before tax in respect of its pension arrangements, of which £52 million (2004: £48 million) relates to defined benefit schemes and £26 million (2004: £22 million) relates to defined contribution schemes. Actuaries to the Group's defined benefit pension arrangements advise the Pension Trustees on the funding rates required by the Group. In total, the Group paid £100 million (2004: £74 million) during the year to the pension providers in order to enable the pension funds to fulfil their obligations.

Disclosure in accordance with FRS 17 Retirement Benefits is provided in note 22 to the financial statements. This shows that, at 30 September 2005, there was an unprovided pension deficit (net of deferred tax) of £222 million (2004: £131 million). Had the Group adopted FRS 17, the charge to the profit and loss account, before interest and tax, would have been £63 million (2004: £56 million, net of a £6 million one-off curtailment credit). The corresponding financing charge recorded to interest expense would have been £15 million (2004: £19 million) giving a total charge of £78 million (2004: £75 million).

Cash flow
Free cash flow of £348 million (2004: £246 million) reflects reduced operating profit and higher cash interest payments (including a £20 million outflow as a result of the 2004 swap monetisation), more than offset by a more stringent allocation of capital expenditure and improvements in working capital management.

Payments in respect of provisions for liabilities and charges absorbed £40 million (2004: £73 million). £31 million was spent on insurance, pensions and other post-employment benefits, £6 million on settling onerous contracts and £3 million in respect of legal and other claims.

Interest payments absorbed a net £159 million (2004: £131 million, before a one-off derivatives monetisation receipt of £104 million).

The net tax paid of £108 million (2004: £107 million) represents 19% of profit before tax, goodwill amortisation and exceptional items (2004: 17%) and is significantly less than the total tax charge for the year of £134 million. The main reasons for this difference are items allowable for tax but which are not charged to the profit and loss account, tax losses brought forward and utilised in the year, capital allowances in excess of depreciation and the timing of tax payments.

Net capital expenditure absorbed £291 million (2004: £329 million). Including the £12 million of fixed assets purchased under finance lease contracts (2004: £9 million), net capital expenditure represents 2.5% of turnover excluding fuel (2004: 3.0%). The Group has stringent controls on capital expenditure that are monitored centrally. There are fixed authority limits at each subsidiary company level and internal rate of return criteria that each project must achieve to obtain approval.

OPERATING AND FINANCIAL REVIEW
CONTINUED

Acquisition payments were £124 million, comprising £105 million of consideration paid, less £2 million of cash acquired and £21 million of deferred consideration and costs paid in respect of previous acquisitions.

In aggregate, deferred consideration payable at 30 September 2005 amounted to £28 million (2004: £41 million).

In 2005, dividend payments totalled £205 million (2004: £249 million). 2004 reflected the payment of 3 dividends as the Group accelerated the timing of dividend payments.

Net proceeds from the sale of 75% of Au Bon Pain and the Gatwick Meridien hotel were £75 million (proceeds from disposals in 2004: £86 million).

The net cash inflow for the year was £94 million, before £1 million of proceeds on the issue of ordinary shares, £12 million of new finance leases and a translation loss on net debt for the year of £26 million, principally as a result of the closing US dollar rate moving from 1.81 to 1.77 over the year, and the closing Euro rate moving from 1.46 to 1.47 over the year.

Closing net debt as at 30 September 2005 was £2,316 million (2004: £2,373 million).

Gearing
Gearing is not a key measurement ratio for the Group because of the effect of goodwill written off to reserves. The Group has a medium-term interest cover target of approximately 5 times profit before interest, tax, goodwill amortisation and exceptional items. However, this is only one of a range of ratios used by the banks and rating agencies, covering the strength of the cash flow, profit and loss account and balance sheet. The ratio of net debt to market capitalisation of £4,446 million as at 30 September 2005 was 52% (2004: 50%).

Financial instruments
The Group continues to manage its interest rate and foreign currency exposure in accordance with the policies set out below.

The Group's financial instruments comprise cash, borrowings, trade debtors and trade creditors that are used to finance the Group's operations. The Group also uses derivatives, principally interest rate and currency swaps and forward currency contracts, to manage interest rate and currency risks arising from the Group's operations. The Group does not trade in financial instruments. The Group's treasury policies are designed to mitigate the impact of fluctuations in interest rates and exchange rates and to minimise the Group's financial risks. The Board approves any changes to the policy.

2005 Maturity profile of principal borrowings
Year ending 30 September


Millions
800
640
480
320
160
0
Sep 06
Sep 07
Sep 08
Sep 09
Sep 10
Sep 11
Sep 12
Sep 13
Sep 14
Sep 15
£ Bonds
€ Bonds
US$ Private Placement
Bank

OPERATING AND FINANCIAL REVIEW
CONTINUED

Liquidity risk
The Group finances its borrowings from a number of sources including the bank and public and US private placement markets. During 2005, the Group amended the maturity date of its £550 million/$850 million/€750 million syndicated bank facility from 2008 to 2010.

The maturity profile of the Group's principal borrowings at 30 September 2005 is shown left and the average life is 5.6 years. The Group's undrawn committed bank facilities at 30 September 2005 were £997 million.

Foreign currency risk
The Group's policy is to match its principal projected cash flows by currency, to actual or effective borrowings in the same currency. As currency earnings are generated, they are used to service and repay debt in the same currency. For the period of the currency loans, therefore, the objective is to achieve an effective foreign currency hedge in real economic terms. Where necessary, to implement this policy, currency swaps are taken out which, when applied to the actual currency liabilities, convert these to an effective amount borrowed by currency. A reconciliation of the 30 September 2005 actual currency liabilities to the effective amount borrowed is set out below.

Currency	Actual currency liabilities £m	Currency swaps £m	Effective amount borrowed £m
Sterling	812	(37)	775
US Dollar	659	226	885
Euro	512	(100)	412
Japanese Yen	120	(9)	111
Other currencies	434	(67)	367
Total	2,537	13	2,550

Analysed in notes 15 and 16 to the financial statements as:

		£m
Due within 1 year	Bank loans	19
	Loan notes	82
Due after more than 1 year	Bank loans	623
	Loan notes	487
	Bonds	1,339
Total		2,550

The borrowings in each currency give rise to foreign exchange differences on translation into sterling. As the borrowings are either less than, or equate to, the net investment in overseas operations, these exchange rate movements are treated as movements on reserves and recorded in the statement of total recognised gains and losses rather than in the profit and loss account.

Overseas earnings streams are translated at the average rate of exchange for the year. Fluctuations in exchange rates have given and will continue to give rise to translation differences. The business is, however, materially protected from any adverse economic or cash effects through the matching of cash flows to currency borrowings. The table below sets out the exchange rates used for major currencies for translating the 2005 and 2004 profit and loss accounts and balance sheets.

	Translation rate 2005	Translation rate 2004	Closing rate 2005	Closing rate 2004
Australian Dollar	**2.42**	2.47	**2.32**	2.50
Canadian Dollar	**2.26**	2.37	**2.05**	2.29
Danish Krone	**10.83**	10.94	**10.95**	10.84
Euro	**1.46**	1.47	**1.47**	1.46
Japanese Yen	**198.34**	194.98	**200.51**	199.44
Norwegian Krone	**11.76**	12.32	**11.54**	12.18
Swedish Krona	**13.35**	13.43	**13.67**	13.17
Swiss Franc	**2.25**	2.28	**2.28**	2.26
US Dollar	**1.85**	1.79	**1.77**	1.81

Interest rate risk
As detailed above, the Group has effective borrowings in a number of currencies and its policy is to ensure that, in the short term, it is not materially exposed to fluctuations in interest rates in its principal currencies. The Group implements this policy either by borrowing fixed rate debt or by using interest rate swaps so that at least 80% of the Group's projected debt is fixed for 1 year, reducing to 60% fixed for the second year and 40% fixed for the third year.

Shareholder return
The market price of the Group's ordinary shares at the close of the financial year was £2.06 (2004: £2.21).

Going concern
After making enquiries, the directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

Andrew Martin
Group Finance Director

INTERNATIONAL FINANCIAL REPORTING STANDARDS

Compass Group PLC has prepared its consolidated financial statements for the year to 30 September 2005 in accordance with UK Generally Accepted Accounting Principles ('UK GAAP'). All publicly listed companies in the EU are required to adopt International Financial Reporting Standards ('IFRS') for their financial statements for years beginning on or after 1 January 2005. Consequently, the Group will be implementing IFRS from 1 October 2005.

The first financial information to be reported by the Group in accordance with IFRS will be for the year ending 30 September 2006. Comparative figures for the year ended 30 September 2005, as presented in these financial statements, will be restated from UK GAAP to IFRS. In addition, the interim report for the 6 months to 31 March 2006 will be prepared in accordance with IFRS and comparative figures previously reported for the 6 months to 31 March 2005 will be restated. The transition date for Compass Group PLC is 1 October 2004, being the start of the period of comparative information.

Basis of preparation
The key differences between UK GAAP and IFRS affecting the Group's accounting policies are set out below and assume that all existing IFRS, Standing Interpretations Committee and International Financial Reporting Interpretations Committee interpretations issued by the International Accounting Standards Board ('IASB') effective for the year ending 30 September 2006 will be fully endorsed by the European Commission ('EC') and adopted from 1 October 2005. The failure of the EC to endorse all of these standards in time for the 2006 financial reporting period could result in the need to change the basis of accounting or presentation of certain financial information from that set out here.

This summary sets out the areas where it is expected that differences between UK GAAP and IFRS will have an impact on the Group's financial statements based on the standards currently in issue. It is not intended to be a complete list of areas. Further differences may arise as a result of the Group's continued detailed assessment of IFRS. The IASB continues to amend certain of these standards and interpretations as well as to issue new standards and interpretations. Such guidance may be applicable to the year ending 30 September 2006 or may be applicable to later periods but be adopted early. The IFRS position as stated herein represents the Group's current view based on the standards currently in issue.

IFRS 1 First-time Adoption of International Financial Reporting Standards
IFRS 1 permits those companies adopting IFRS for the first time to take some specific exemptions from the full requirements of IFRS and also to exercise certain elections in the transition period. The Group intends to take the following exemptions and elections:

- Share-based payments: IFRS 2 Share-based Payment has been applied to all equity-settled share option transactions granted but not vested as at the transition date. The requirements of IFRS 2 need only be applied to share-based payments granted after 7 November 2002. However the Group considers that retrospective application before this date gives a better indication of how past and future results are affected in relation to the year on year level of grants.
- Employee benefits: Under IAS 19 Employee Benefits ('IAS 19') all cumulative pension actuarial gains and losses will be recognised in equity at the transition date. After that date, the Group will recognise actuarial gains and losses in full in the period in which they occur in the statement of recognised income and expense in accordance with the amendment to IAS 19 issued in December 2004.
- Business combinations: The Group will elect to apply IFRS 3 Business Combinations prospectively from the transition date. Subject to any subsequent impairments recorded, goodwill arising from business combinations prior to the transition date remains at the net book value recorded under UK GAAP as at the transition date.
- Cumulative translation differences: IAS 21 requires an entity to classify some translation differences as a separate component of equity and, on disposal of a foreign operation, to transfer the cumulative difference relating to that operation to the income statement as part of the profit or loss on disposal. The Group deems the cumulative translation differences for all foreign operations to be zero at the transition date.
- Financial instruments: The Group will not elect to defer the implementation of IAS 32 Financial Instruments: Disclosure and Presentation ('IAS 32') and IAS 39 Financial Instruments: Recognition and Measurement ('IAS 39') and will adopt these with effect from the transition date. It is the intention to apply hedge accounting where the requirements of IAS 39 are met.

Summary of differences between UK GAAP and IFRS
Financial instruments
The Group uses currency denominated borrowings and derivative financial instruments ('derivatives') to hedge its exposure to foreign exchange and interest rate risks arising from operational, financing and investment activities. The Group does not hold derivatives for trading purposes.

Under IAS 39 derivatives are recognised initially at cost and subsequently measured at fair value. The fair value is determined by reference to market values for similar financial instruments, or by discounted cash flows. Where derivatives do not qualify for hedge accounting, any gains or losses on measurement are immediately recognised in the income statement. Where hedge accounting is employed, recognition of any resulting gain or loss depends on the nature of the hedge relationship and the item being hedged.

In order to qualify for hedge accounting the Group is required to document from inception the relationship between the item being hedged and the hedging instrument. The Group is also required to document and demonstrate an assessment of the relationship between the hedged item and the hedging instrument, which shows that the hedge will be effective on an ongoing basis. The effectiveness testing is re-performed at each period end to ensure that the hedge remains highly effective.

- Fair value hedging – Derivatives are classified as fair value hedges when they hedge the Group's exposure to changes in the fair value of a recognised asset or liability. Any gain or loss from re-measuring the hedging instrument is recognised immediately in the income statement. Any change in the fair value of the hedged item, attributable to the hedged risk, is adjusted against the carrying value of the hedged item and recognised immediately in the income statement.
- Cash flow hedging – Derivatives are classified as cash flow hedges when they hedge the Group's exposure to variability in cash flows that is either attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction. The effective element of any

INTERNATIONAL FINANCIAL REPORTING STANDARDS
CONTINUED

gain or loss from re-measuring the derivative is recognised immediately in equity. The associated cumulative gain or loss is removed from equity and recognised in the income statement in the same periods during which the hedged transaction affects the income statement. Any element of the re-measurement of the derivative that does not meet the criteria for an effective hedge is recognised immediately in the income statement. Derivatives qualifying for cash flow hedging are principally floating to fixed interest rate swaps and forward foreign exchange transactions. Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that point in time, any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the forecasted transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to the income statement.

- Net investment hedging – Currency denominated borrowings and derivatives are classified as net investment hedges when they hedge the Group's net investment in an overseas operation. The effective element of any gain or loss from re-measuring the hedging instrument is recognised directly in equity. Any ineffective element is recognised immediately in the income statement. Gains and losses accumulated in equity are included in the income statement when the overseas operation is disposed of.

In 2004, the Group monetised profitable interest rate swaps. The amount realised was held in deferred income and amortised through the interest line in the profit and loss account. On transition to IFRS, the remaining credit balance was transferred to retained earnings. Under IFRS 1 there is a corresponding credit to the value of financial liabilities, which is subsequently amortised through the interest line in the income statement. The net effect is a transfer between deferred income and financial liabilities with no impact on the income statement and net assets.

Goodwill
Under UK GAAP, the Group's policy is to capitalise goodwill in respect of businesses acquired and to amortise it on a straight-line basis over its estimated useful life, which has been assessed at 20 years for all acquisitions to date. Under IFRS goodwill is no longer amortised, but is subject to an annual impairment review.

Business combinations
The Group has entered into arrangements with minority shareholders to potentially acquire their interests at some point in the future. These arrangements include both call options that enable the Group to acquire interests and put options that enable minority shareholders to require the Group to buy out their interests. Under IAS 32 the present value of put options is recorded as a financial liability, and is reflected as a deduction from equity.

Share-based payments
Employees' and directors' share options will be expensed through the income statement, calculated with reference to the fair value of the award on the date of grant and recognised over the vesting period of each scheme. The Group will use either the Binomial Distribution or the Black-Scholes option-pricing model as most appropriate to each scheme to calculate the fair value of options on their grant date. Deferred tax is calculated on the basis of the difference between market price at the balance sheet date and the option exercise price. As a result the tax effect will not correlate to the charge. Any excess of the deferred tax over the cumulative income statement charge at the tax rate will be recognised in equity.

Under UK GAAP the Group expensed share bonus schemes by reference to the intrinsic value of the awards. The IFRS charge will be based on the fair value calculated using the Black-Scholes option-pricing model.

Post-employment benefit schemes
For UK GAAP reporting the Group has applied the measurement and recognition policies of SSAP 24 Pension Costs, whilst providing detailed disclosures for the alternative measurement principles of FRS 17 Retirement Benefits ('FRS 17').

The methodology and assumptions used to calculate the value of defined benefit pension scheme assets and liabilities under FRS 17 are substantially consistent with IAS 19. On transition, the cumulative difference between the market value of assets and the present value of the accrued pension liabilities will be recognised as an asset or liability in the balance sheet together with the related tax effect. Subsequently, actuarial gains and losses will be recognised immediately in equity using the statement of recognised income and expense.

Joint ventures
The Group has interests in a number of companies where it shares control with partners. Under UK GAAP the Group has consolidated the turnover, results, assets and liabilities of these entities where the Group has actually exercised dominant influence, with the partners' share shown as minority interest. IFRS requires the Group's accounting to follow the legal form of the agreement more closely and consolidate only its share of turnover, results, assets and liabilities.

Taxation
Under IAS 12 Income Taxes ('IAS 12'), certain temporary timing differences that previously were not recognised under UK GAAP will be recognised. In addition, IAS 12 does not allow discounting of deferred tax balances, previously adopted by the Group as permitted under UK GAAP. IAS 12 does not permit the recognition in the income statement of tax relief on goodwill arising on acquisitions. This will result in a higher tax charge under IFRS although generally the Group's effective tax rate under IFRS is expected to be more volatile than under UK GAAP.

Proposed dividends
Under IFRS dividends declared after the balance sheet date will not be recognised as a liability as at that balance sheet date. Consequently the Group will not recognise the accruals for its final dividends in either the 30 September 2005 or 2004 balance sheets, but will report these within the reconciliation of movements in equity for the period in which they were paid.

Other differences
It is anticipated that other differences between UK GAAP and IFRS, such as accounting for leases, will have either no effect or no significant effect on the consolidated net profit or shareholders' funds of the Group.

DIRECTORS, SENIOR EXECUTIVES AND ADVISORS

Directors

Sir Francis Mackay†
Chairman Age 61
Appointed Chairman in July 1999 having joined the Group in 1986 as Finance Director. Appointed Group Chief Executive in 1991 and additionally Deputy Chairman in September 1994. He is a member of the Nomination Committee, non-executive Chairman of Kingfisher plc, and a non-executive director of English National Opera and Carlton Financial Group Ltd. Sir Francis received his Knighthood in 2003 for services to the hospitality industry and charity.

Michael Bailey†
Group Chief Executive Age 57
Appointed Group Chief Executive in July 1999 having been appointed to the Board in 1995. Joined the Group in 1993 to lead the branded concepts team. Appointed Chief Executive Officer of the North American Division upon the acquisition of Canteen Corporation in 1994. Previously he was Managing Director of Gardner Merchant UK and was for 6 years President of its USA business.

Andrew Martin†
Group Finance Director Age 45
Appointed to the Board in March 2004. He was previously a partner with Arthur Andersen and held senior financial positions with Forte PLC and Granada Group PLC. Following the disposal of the Hotels Division in 2001, Andrew joined First Choice Holidays PLC as Finance Director. He joined Compass Group in 2004. He is an Associate of the Institute of Chartered Accountants in England and Wales and an Associate of the Chartered Institute of Taxation.

Peter Cawdron
Non-executive director and Deputy Chairman Age 62
Appointed to the Board in November 1993. He is Chairman of GCAP Media PLC and a non-executive director of a number of companies, including Arla Foods UK PLC, ARM Holdings PLC, Christian Salvesen PLC, Johnson Press PLC, Prostrakan Group PLC, Punch Taverns PLC and The Capita Group PLC. Peter is a former director of Grand Metropolitan PLC. He is Chairman of the Remuneration Committee and is a member of the Nomination Committee.

Peter Blackburn CBE
Non-executive director Age 64
Appointed to the Board in April 2002. He is a non-executive director of SIG PLC and was until July 2005 Chairman of Northern Foods PLC. He is a past President of the Food and Drink Federation and former Chairman and Chief Executive of Nestlé UK. Peter is a member of the Audit and Nomination Committees and was awarded a CBE in 2003 for services to the food and drink industry.

Val Gooding CBE
Non-executive director Age 55
Appointed to the Board in January 2000. She is Chief Executive of BUPA, a non-executive director of Standard Chartered PLC and formerly a non-executive director of BAA plc and Cable and Wireless Communications plc. She is a member of the Council of the University of Warwick and co-chair of the Advisory Board of the Warwick Business School. She is a trustee of the British Museum, the President of International Federation of Health Plans and a non-executive director of the Lawn Tennis Association. Val is a member of the Nomination and Remuneration Committees and was awarded a CBE in 2002 for services to business.

Sven Kado
Non-executive director Age 61
Appointed to the Board in April 2002. He is Chairman of Marsh & McLennan Holdings GmbH and was previously Chief Financial Officer of Nixdorf Computer AG, Chief Financial Officer of Dyckerhoff AG and senior advisor of Principal Finance Group/Nomura International. He is a member of the Audit and Remuneration Committees.

Steve Lucas
Non-executive director Age 51
Appointed to the Board in July 2004. He is Group Finance Director of National Grid Transco plc having been previously Executive Director, Finance of Lattice Group plc. He is a chartered accountant and since leaving private practice in 1983 has held a number of senior finance positions with Shell International Petroleum Company and British Gas. More recently he was Treasurer at BG Group plc. Steve is Chairman of the Audit Committee and is a member of the Remuneration Committee.

Sir Roy Gardner
Senior Independent Director Age 60
Appointed to the Board in October 2005. He is Chief Executive of Centrica plc, President of Carers UK, President of the Employers' Forum on Disability and Chairman of the National Apprenticeship Task Force. He is a former Chairman of Manchester United plc, Finance Director of British Gas plc, Managing Director of GEC-Marconi Ltd and a director of GEC plc. Sir Roy is Chairman of the Nomination Committee, a member of the Remuneration Committee and received his Knighthood in 2002 for services to the gas and electricity industries.

DIRECTORS, SENIOR EXECUTIVES AND ADVISORS
CONTINUED

Senior Executives

Andrew Lynch†*
Chief Executive Officer, Select Service Partner Age 48
Appointed Chief Executive Officer, Select Service Partner in March 2004. He was appointed to the Board as Group Finance Director in 1997 and stepped down from the Board in September 2005. He joined the Group in 1992 as finance director of the UK Division and was previously finance director of Travellers Fare Limited. His earlier career included corporate finance and financial management positions with Prudential Corporation plc and KPMG. He is a non-executive director of DSG International PLC.

Chris Bucknall†*
Group Commercial Director Age 55
Involved in the management buy-out of Compass Group in 1987. After a year at Norwest Holst he rejoined Compass Group in 1991 as Chief Executive of the catering operations and later became Group Purchasing Director. He joined Granada as Chief Executive of Granada Purchasing Ltd and rejoined Compass Group upon the merger with Granada to be responsible for Group purchasing.

Gary Green†*
Chief Executive Officer of the Americas Age 48
Joined the Group in 1986 in a senior finance role in the UK Division and became a UK divisional director in 1992. Moved to the USA in 1994 as Chief Finance Officer of the Group's North American Division and in 1999 became Chief Executive Officer. Appointed to current position in January 2005.

Didier Coutte†*
Chief Executive Officer France & Asia Pacific Age 47
Joined the Group in 1998 as Group Marketing Director. Previously he was managing director of Reckitt & Coleman Benelux and held several senior executive positions in purchasing with Reckitt & Coleman and Procter & Gamble. Appointed Chief Executive Officer France in January 2005 and given additional responsibility for Asia Pacific in October 2005.

Miguel Ramis†*
Chief Executive Officer Europe Age 49
Joined the Group in 1995. Previously he managed the inflight catering business of Accor in Spain. Appointed Chief Executive Officer Europe and Latin America in 1999. Appointed to current position in January 2005.

Tim Mason*
Company Secretary Age 47
Joined the Group in 1986 in a senior finance role in the UK Division. Appointed Company Secretary to a number of Group subsidiary companies in 1987. Appointed a divisional director in 2002 and appointed Group Company Secretary in 2005. He is a Fellow of the Institute of Chartered Secretaries and Administrators.

Advisors

Auditors
Deloitte & Touche LLP
Hill House
1 Little New Street
London EC4A 3TR

Financial Advisors
Citigroup
Citigroup Centre
33 Canada Square
Canary Wharf
London E14 5LB

Legal Advisors
Freshfields Bruckhaus Deringer
65 Fleet Street
London EC4Y 1HS

Registrars
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU

Stockbrokers
Morgan Stanley & Co International Limited
25 Cabot Square
Canary Wharf
London E14 4QA

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ

† Member of the Executive Committee
* Not a director of the Company

DIRECTORS' REPORT

The directors present their annual report and the audited financial statements for the year ended 30 September 2005.

Activities, results and future prospects

The Group's trading results, future prospects and operating company activities are described in detail in the operating and financial review and the financial statements.

Directors

Details of the directors of the Company are set out on page 16. All the directors served throughout the year with the exception of Sir Roy Gardner who was appointed to the Board on 1 October 2005. Accordingly, Sir Roy Gardner will retire and offers himself for election at the 2006 Annual General Meeting. Peter Blackburn and Sven Kado retire from the Board by rotation. In accordance with the Combined Code on Corporate Governance, Peter Cawdron is subject to annual re-election. Peter Blackburn, Sven Kado and Peter Cawdron being eligible offer themselves for re-election at the 2006 Annual General Meeting. Denis Cassidy, Clive Grundy, Andrew Lynch and Alain Dupuis ceased to be directors of the Company on 14 February 2005, 29 July 2005, 28 September 2005 and 1 October 2005 respectively.

Directors' indemnities

As at the date of this report, indemnities are in force under which the Company has agreed to indemnify the directors and the Company Secretary, who is also a director of certain subsidiaries of the Company, to the extent permitted by law and the Company's articles of association in respect of all losses arising out of or in connection with the execution of their powers, duties and responsibilities as a director or officer of the Company or any of its subsidiaries.

Directors' interests

Details of the interests of the directors holding office at the end of the year in the ordinary share capital of the Company are set out in the Remuneration Committee's Report on pages 24 to 35. None of the directors had any interests in the shares of any of the Company's subsidiaries at any time during the year. None of the directors had a material interest in any contract of significance with the Company or any of its subsidiary undertakings during the year.

Dividends and results

A final dividend on the ordinary shares is proposed for the year ended 30 September 2005 of 6.5 pence per share which, together with the interim dividend paid on 15 August 2005 of 3.3 pence per share, makes a total for the period of 9.8 pence per share (2004: 9.3 pence per share). Subject to the declaration of the final dividend at the 2006 Annual General Meeting, the final dividend will be paid on 6 March 2006 to shareholders on the register at the close of business on 10 February 2006. The shares will be quoted ex-dividend from 8 February 2006.

Payments to suppliers

The Group's policy and procedure, which is internally rather than externally set in relation to all its suppliers, is to settle the terms of payment with those suppliers when agreeing the terms of each transaction. The Group will abide by those terms provided that it is satisfied that the supplier has supplied the goods or services in accordance with the agreed terms and conditions. The number of days' purchases outstanding for payment by the Group as at 30 September 2005 was 58 days (2004: 58 days).

Substantial shareholdings

As at 29 November 2005 the Company had received notification of material interests in its issued ordinary share capital and American Depositary Receipts (ADRs) (numbers of shares, ADRs and percentage interests are as at the notification dates) from the following.

	No. of shares (m)	No. of ADRs (m)	% of issued capital
Franklin Resources, Inc. and its affiliates	312.0	–	14.5
The Capital Group Companies, Inc.	96.0	–	4.5
Brandes Investment Partners, L.P.	55.5	57.6	5.2
Barclays PLC	81.0	–	3.8
Legal & General Group plc and its subsidiaries	78.8	–	3.7
AVIVA plc	65.6	–	3.0
Scottish Widows Investment Partnership Limited	64.7	–	3.0

A profile of shareholdings in the capital of the Company is set out on page 71.

Political and charitable donations

Charitable donations for the year amounted to £1,340,000. There were no donations for political purposes but, because the full extent of current UK legislation in this area is uncertain, the directors will seek to renew their authority to make such expenditure for a further year. Accordingly Resolution 10 set out in the Notice of Annual General Meeting will be proposed on a precautionary basis at the 2006 Annual General Meeting to authorise such expenditure.

DIRECTORS' REPORT
CONTINUED

Employees
The Group is committed to an active policy of equal opportunity from selection and recruitment, through training and development, appraisal and promotion to retirement. The policy promotes an environment free from discrimination, harassment and victimisation where all employees can receive equal treatment regardless of gender, colour, ethnic or national origin, disability, age, marital status, sexual orientation or religion.

The policy gives full and fair consideration to the recruitment of disabled persons. Where disabled persons are employed their training (including retraining for alternative work for employees that become disabled) and development for promotion are encouraged and assisted. Expert advice is taken on the needs of disabled employees and special equipment is provided where appropriate.

Group personnel policies ensure that all employees are made aware on a regular basis of the Group's policies, programmes and progress. Extensive use is made of briefing meetings, in-house magazines, notice boards and other communications channels including Mercury, the Group's global intranet. Mercury facilitates the capturing and sharing of information and knowledge and provides an important link to the Group's employees worldwide. The Company operates a range of employee share schemes and they are described in the Remuneration Committee's Report on pages 24 to 35.

Auditors
In accordance with the recommendation of the Audit Committee as disclosed on page 21, Resolution 8 set out in the Notice of the Annual General Meeting relating to the re-appointment of Deloitte & Touche LLP as auditors to the Company will be proposed at the 2006 Annual General Meeting.

Annual General Meeting
The Annual General Meeting will be held on Friday 10 February 2006 at 11.00am in the Fleming Room at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE. The Notice setting out details of the business to be considered at the meeting is sent to shareholders separately with this Annual Report.

By Order of the Board
Tim Mason
Company Secretary
29 November 2005

CORPORATE GOVERNANCE

Compass Group is committed to the highest standards of corporate governance and subject to the exception below has complied throughout the year with the provisions of Section 1 of the Combined Code on Corporate Governance (the 'Code'). This statement describes how the principles of corporate governance set out in the Code have been applied within the Company during the year.

Board membership

The Board currently comprises a Chairman, 6 independent non-executive directors and 2 executive directors. Biographical details of the directors are given on page 16 and all directors will offer themselves for re-election at least every 3 years. The roles of Chairman and Chief Executive are separate and clearly defined and the division of responsibilities between them has been set out in writing and agreed by the Board. Sir Roy Gardner is Senior Independent Director and he will succeed Sir Francis Mackay as Chairman. Having been appointed to the Board on 1 October 2005 Sir Roy Gardner will stand for election at the 2006 Annual General Meeting. All of the non-executive directors are considered by the Board to be independent in character and judgement. Peter Cawdron is Deputy Chairman and was formerly Senior Independent Director. He has served on the Board for more than 9 years and can only be considered as independent under the Code if he is deemed to be so by the Board and the Board has no hesitation in reaching this conclusion. Peter Cawdron has developed a reputation for robust independence at Compass Group and at a number of other listed companies where he is also a non-executive director. He has a deep understanding of the Company's business and he brings to the Board a substantial wealth of knowledge and experience gained throughout his career. This has enabled him to make considerable constructive and critical contributions to the Board and its committees over the years and demonstrates amply his independence of character and judgment. In accordance with the Code, Peter Cawdron is required to seek re-election annually and the Board is pleased that he has indicated his willingness to stand for re-election at the 2006 Annual General Meeting.

Role of the Board

The Chairman is primarily responsible for the effective functioning of the Board and the role of the Board is to promote the success of the Company and provide leadership within a framework of prudent and effective controls that enable risk to be assessed and managed. The Board sets strategic aims and ensures that adequate financial and human resources are made available to enable these objectives to be met and undertakes reviews of management performance. In addition, the Board sets the Company's values and standards and ensures that it acts ethically and that its obligations to its shareholders and other stakeholders are understood and met. The Board has a formal schedule of matters reserved for its decision, including the approval of overall strategy and objectives, acquisition and divestment plans, treasury policy, major capital expenditure, dividend strategy, financial statements and senior executive succession planning. Certain routine administrative matters have been delegated to the General Business Committee which comprises all the executive directors and meets as required to conduct the Company's business within the clearly defined limits set by the Board and subject to those matters reserved for the Board. The Chief Executive is responsible for operating the business and implementing the Board's strategies and policies and is supported in these matters by an Executive Committee which comprises the executive directors and key senior managers, details of whom are given on pages 16 and 17.
The Committee normally meets monthly and is responsible for implementing Group policy, day-to-day management, monitoring business performance and reporting on these areas to the Board.

Board procedures

To enable the Board to perform its duties effectively all directors have full access to all relevant information. The Board met formally on 9 occasions during the year and also held a 2-day strategy review. Individual attendance at those meetings is set out in the table below. Where n/a appears in the table the relevant director is not a committee member.

Name	Board	Strategy Review	Audit Committee	Nomination Committee	Remuneration Committee
Sir Francis Mackay	9	1	n/a	5	n/a
Michael Bailey	9	1	n/a	n/a	n/a
Peter Blackburn	8	1	2	4	4
Peter Cawdron	9	1	1	5	5
Alain Dupuis	7	1	n/a	n/a	n/a
Val Gooding	9	1	1	5	5
Sven Kado	8	1	3	5	5
Steve Lucas	7	1	2	n/a	n/a
Andrew Martin	9	1	n/a	n/a	n/a
Number of meetings during the year	9	1	3	5	5

In addition the non-executive directors, without their executive colleagues present, met with the Chairman to consider strategic issues and succession planning. During the year, the Board conducted a formal evaluation of its own performance by means of an internally produced written questionnaire and the Institute of Chartered Secretaries and Administrators undertook a formal evaluation of the collective effectiveness of each of the Audit, Nomination and Remuneration Committees. The results of these evaluations were presented to the Board and actions to improve the effectiveness of the Board and the committees were agreed and have been implemented accordingly. A performance evaluation of each of the directors was conducted by the Chairman in one-to-one meetings. In May 2005 it was announced that Sir Francis Mackay intended to step down as Chairman and it was announced subsequently that he would be succeeded by Sir Roy Gardner. Because of these changes the annual performance evaluation of the Chairman was not undertaken.

CORPORATE GOVERNANCE
CONTINUED

There is an agreed procedure whereby directors wishing to take independent advice in the furtherance of their duties may do so at the Company's expense and relevant insurance cover has been arranged in relation to legal action against the directors. Appropriate training is available to all directors on appointment and on an ongoing basis as required. The directors' understanding of the business is developed further by a combination of visits to sites in the UK and in overseas countries, presentations from local managements and the opportunity to meet with the Company's principal stakeholders and advisors.

Company Secretary
The Company Secretary, Tim Mason, is responsible for advising the Board, through the Chairman, on all governance matters. The directors have access to the advice and services of the Company Secretary. The appointment and removal of the Company Secretary is a matter reserved for the Board.

Board Committees
The Board has delegated certain of its governance responsibilities to the Audit, Nomination, Remuneration and Disclosure Committees. The Company Secretary acts as secretary to all of the Board Committees and minutes of meetings are circulated to all Board members. The terms of reference of these committees are available for viewing on the Company's website and are described below.

Audit Committee
During the year, the Audit Committee comprised the following members: Peter Cawdron (Chairman until 14 February 2005), Peter Blackburn, Denis Cassidy (until 14 February 2005), Val Gooding, Sven Kado and Steve Lucas (Chairman from 14 February 2005 and who is considered by the Board to have significant recent and relevant financial experience).

With effect from October 2005, the Audit Committee comprised the following members:

Steve Lucas (Chairman)
Peter Blackburn
Sven Kado

Summary terms of reference
- **Financial reporting** – provide support to the Board by monitoring the integrity of and ensuring that the published financial statements and any formal announcements relating to the Company's financial performance comply fully with relevant statutes and accounting standards.
- **Internal controls and risk management** – review the effectiveness of the Company's internal financial controls and risk management systems.
- **Internal audit** – monitor and review the annual internal audit programme ensuring that the internal audit function is adequately resourced and free from management restrictions, review and monitor responses to the findings and recommendations of the internal auditors.
- **External audit** – to recommend to the Board for approval by shareholders in general meeting the appointment, re-appointment and removal of the external auditors. To meet regularly with the external auditors, to review the scope and results of the annual audit and its cost effectiveness and to approve the remuneration and terms of engagement of the external auditors. To satisfy itself that there are no relationships between the auditors and the Company (other than in the ordinary course of business). To agree a policy on the employment of former employees of the auditors and monitor the implementation of such policy. To monitor the external auditors' compliance with relevant ethical and professional guidance on rotation of audit partners and matters relating to fee income and regulatory requirements generally. To review annually and monitor the external auditors' objectivity and independence, expertise and resources and the effectiveness of the audit process. To review the management's response to the findings and recommendations of the external auditors. To develop and implement a policy on the engagement of the external auditors to supply non-audit services.
- **Employee concerns** – the Committee reviews the Company's arrangements under which employees may in confidence raise any concerns regarding possible wrongdoing in financial reporting or other matters. The Committee ensures that these arrangements allow proportionate and independent investigation and appropriate follow-up action.

Policy on non-audit services
Deloitte & Touche LLP, in its capacity as the Company's external auditors, undertakes work that it is obliged or, in the view of the Committee, is best placed to perform. Such work includes tax-related services, formalities relating to financing facilities, shareholder circulars, regulatory matters and work in respect of acquisitions and mergers. Nevertheless, to provide safeguards against the objectivity and independence of the external auditors being compromised, the Committee has agreed that, unless there is no other competent and available provider, the external auditors should be excluded from providing the Company with general consultancy and all other non-audit and non-tax-related services.

External auditors
Following the annual review referred to above, the Committee confirms that it is entirely satisfied with the level of fees, objectivity and independence, expertise and resources and the effectiveness generally of Deloitte & Touche LLP. Accordingly a resolution (Resolution 8 set out in the Notice) for the re-appointment of Deloitte & Touche LLP as auditors to the Company will be proposed at the 2006 Annual General Meeting.

CORPORATE GOVERNANCE
CONTINUED

Nomination Committee
During the year, the Nomination Committee comprised the following members: Sir Francis Mackay (Chairman), Peter Blackburn, Denis Cassidy (until 14 February 2005), Peter Cawdron, Val Gooding and Sven Kado.

With effect from October 2005, the Nomination Committee comprised the following members:

Sir Roy Gardner (Chairman)
Sir Francis Mackay
Peter Blackburn
Peter Cawdron
Val Gooding

Summary terms of reference
- To carry out a formal selection process of candidates and make recommendations to the Board on the appointment and reappointment of executive and non-executive directors for the purpose of ensuring a balanced Board in respect of skills, knowledge and experience.
- To make recommendations to the Board in relation to the suitability of candidates for the role of Senior Independent Director and membership of the Audit and Remuneration Committees. The appointment and removal of directors and the recommendation of the positions of Chairman and Chief Executive are matters reserved for the full Board.
- To remain fully informed about strategic issues and commercial matters affecting the Company and to keep under review the leadership needs of the organisation to enable it to compete effectively in the marketplace.

The Committee meets as required and met during the year to consider the appointment of a new Chairman to replace Sir Francis Mackay whose intention to step down as Chairman had been announced in May 2005. Sir Francis Mackay did not chair any of the Committee's meetings held to consider the appointment of his successor as Chairman of the Company. Ian Jones & Partners were appointed to provide assistance in the search and selection procedure of a suitable candidate. Following a rigorous selection process the Committee recommended to the Board the appointment of Sir Roy Gardner. The Board accepted the Committee's recommendation and Sir Roy Gardner was duly appointed as Senior Independent Director on 1 October 2005 and will become Chairman by summer 2006 upon the retirement of Sir Francis Mackay. Following his appointment Sir Roy Gardner will undergo a customised induction process and, in accordance with the Company's Articles of Association, he will seek election at the 2006 Annual General Meeting.

Remuneration Committee
The Remuneration Committee's Report is set out on pages 24 to 35.

Disclosure Committee
The Disclosure Committee comprises the Finance Director, the Company Secretary and certain senior managers. The Committee meets as required to deal with all matters concerning public announcements of the Company and the Company's obligations under the Listing Rules and Disclosure Rules of the UK Listing Authority.

Relations with shareholders
Compass Group reports formally to shareholders twice a year, with the interim results announced normally in May and the preliminary final results announced normally in late November/early December. The Chief Executive and the Finance Director give presentations of these results to the Company's institutional investors, analysts and the media in London and other locations. These presentations may also be accessed on the Company's website. The Chief Executive, the Finance Director and the Senior Independent Director maintain a close dialogue with institutional investors on the Company's performance, governance, plans and objectives through a programme of regular meetings. These meetings also serve to develop an ongoing understanding of the views and any concerns of the Company's major shareholders and are reported regularly to the Board. The Board also receives the views of its major shareholders through the publication of periodic reports and surveys by sector analysts and brokers. The Chairman, the Senior Independent Director and the other non-executive directors are available to meet with major shareholders on request and the Chairman will at such meetings engage in discussions relating to matters of governance and strategy as appropriate.

The Annual General Meeting is considered by the Board to be a primary opportunity to communicate directly with the Company's many private shareholders. The meeting is held normally in February in London and is attended, other than in exceptional circumstances, by all members of the Board. In addition to the formal business of the meeting, there is normally a trading update and shareholders are invited to ask questions at the meeting itself and are given the opportunity to meet the directors informally afterwards. Notice of the Annual General Meeting, together with any related documents, are mailed to shareholders at least 20 working days before the meeting and separate resolutions are proposed on each substantially separate issue. The level of proxy votes cast and the balance for and against each resolution, together with the level of abstentions, if any, are announced to the meeting following voting by a show of hands and are made available on the Company's website. The Company has a dedicated Investor Relations Department and this is a primary point for contact with investors throughout the year.

CORPORATE GOVERNANCE
CONTINUED

Internal control

The Company, as required by the UK Financial Services Authority, has complied with the Combined Code provisions set out in Section 1 of the Code on internal control having established the procedures necessary to implement the guidance on internal control issued by the Turnbull Committee and by reporting in accordance with that guidance.

In applying the principle that the Board should maintain a sound system of control to safeguard shareholders' investment and the Company's assets, the Board recognises that it has overall responsibility for ensuring that the Group maintains a system of internal control to provide reasonable assurance regarding effective and efficient operations, internal control and compliance with laws and regulations. It recognises that such a system can provide only reasonable and not absolute assurance against material misstatement or loss.

Formal risk management procedures have been in place throughout the year and those procedures involve ongoing analysis, evaluation and management of the key risks to the Group. The Group's system of internal control, including the mechanism by which the directors routinely review the effectiveness of the system of internal control and risk management, includes the following:

- regular meetings of the Board, Executive and Audit Committees, the responsibilities of which are set out above;
- semi-annual reviews by the Executive Committee of detailed risk management reports prepared by the operating divisions. Such reports cover key risks and include updates of agreed actions arising from previously reviewed semi-annual reports. The Executive Committee presents its own detailed risk management report to the Board twice a year;
- a process beginning in January each year with the Board and the Executive Committee meeting to approve short-term and medium-term strategies followed by regular reviews throughout the year;
- approval and regular reviews of annual budgets;
- monthly reviews by the Executive Committee of key financial and non-financial business performance indicators of the Group's operating divisions;
- strict internal financial controls covering capital expenditure – together with post-investment performance reviews – and treasury operations;
- clearly defined organisation structures and appropriate delegated authorities for executives throughout the Group;
- Group-wide policies, standards and procedures relating to key business activities;
- regular consideration of corporate social responsibility matters; and
- periodic reports and recommendations of the internal audit function.

The directors have specifically considered the internal control implications of the issues associated with the investigation into United Nations contracting referred to in Note 23 to the financial statements. They have taken action to improve the internal controls of the Middle East & Africa division (which includes the ESS UN contracts business), including the following:

- the leadership and management of the division have been strengthened;
- additional central monitoring and control of the division's day to day operations have been established pending the completion of the Group's investigation and any remediation work; and
- a review of the division's contract bid procedures is ongoing.

The directors confirm that they have conducted a specific annual review of the effectiveness of the Group's system of internal control and risk management in operation during the period up to the date of this annual report.

REMUNERATION COMMITTEE'S REPORT

This report has been prepared by the Remuneration Committee (the 'Committee') on behalf of the Board in accordance with the requirements of the Companies Act 1985, the Directors' Remuneration Report Regulations 2002 and the Listing Rules of the Financial Services Authority. The information shown on pages 30 to 35 of this report which relates to individual remuneration, share options, pension and share interests is audited. The information given on pages 24 to 29 is not subject to audit.

This report is presented to shareholders and sets out the remuneration policy which applied for the year ended 30 September 2005 as well as remuneration policy for the year ending 30 September 2006, and the intended policy thereafter. Information regarding each individual director's remuneration, incentive and pension scheme participation is detailed within the report.

Shareholders will be asked to approve the Committee's Report at the 2006 Annual General Meeting.

The Committee

The Board has delegated to the Committee responsibility for determining the Company's framework for executive remuneration, that is the remuneration and benefits of the Chairman, executive directors and certain senior executives of the Group.

During the year ended 30 September 2005, the Committee was comprised entirely of independent non-executive directors, as defined under the Combined Code. These were: Peter Cawdron (Chairman), Peter Blackburn, Val Gooding and Sven Kado. Denis Cassidy was a member until his retirement as a non-executive director on 14 February 2005. Their biographical details are set out on page 16. For the year ending 30 September 2006, the Committee will comprise the following non-executive directors of the Company: Peter Cawdron (Chairman), Val Gooding, Sven Kado, Steve Lucas and Sir Roy Gardner.

The Committee meets as required and at least twice a year. During the year, the Committee met on 5 occasions and the number of meetings attended by each of the Committee members is shown on page 20.

The Committee's full terms of reference are set out on the Company's website, www.compass-group.com.

The Chairman of the Committee, Peter Cawdron, will be available at the 2006 Annual General Meeting to answer any questions relating to the Committee's activities, its role and matters falling within its remit.

Advice

The Committee is authorised to take and it receives advice from independent remuneration consultants. During the year KPMG LLP and The Hay Group have provided advice on the design of incentive arrangements, job evaluation and remuneration levels against those of comparator companies.

In addition to providing advice to the Committee, KPMG LLP has provided transaction and audit services and The Hay Group has provided advice to the Company on general human resource and compensation related matters, including job evaluation and competency development. External advice has also been received from Freshfields Bruckhaus Deringer in its capacity as legal advisor to the Company, and from Mercer which provides advice in relation to executive directors' pensions and actuarial advice to the Company generally.

Certain senior executives have also provided assistance to the Committee and have been invited to attend Committee meetings on an ad hoc basis. During the year, the Committee has consulted with the Chairman, Sir Francis Mackay, the Chief Executive, Michael Bailey, the former Company Secretary, Ronald Morley, and until August 2005, Clive Grundy, the Group Human Resources Director. Since August 2005, the Group Reward Director, David Walker, has also provided advice. Neither the Chairman nor any executive is involved in deciding his or her own remuneration.

Remuneration policy

A thorough review of the remuneration policy was undertaken in 2004 and updated following consultation with the Company's top 10 institutional shareholders, the Association of British Insurers and the National Association of Pension Funds. Following the September 2005 year end, there was further consultation concerning remuneration for the year ending September 2006 and thereafter.

The aims of the remuneration policy are that:

- the components of the Company's remuneration package continue to be aligned to the business strategy of creating shareholder value;
- there is a proper balance between the fixed and variable, and long and short-term components of the remuneration package;
- the various targets for determining performance-related compensation are linked to the Company's key business drivers and objectives, and are easily measurable and regularly reviewed;
- the incentives are easily understood and accepted by shareholders and senior executives; and
- the Company's remuneration policy and its various components are in line with market practice.

REMUNERATION COMMITTEE'S REPORT
CONTINUED

In determining the overall remuneration framework, the Committee maintains an active dialogue with shareholder representatives and monitors developments in best practice. Remuneration arrangements are referenced to relevant market practice, derived from UK and international peer group comparisons. They take into account performance (both corporate and individual) through a range of incentive arrangements rewarding achievements over the short, medium and longer term. Individual salary levels and increases thereto for executive directors and certain senior executives are reviewed annually by the Committee and are based on market data obtained through detailed and rigorous benchmarking.

To ensure that their interests are aligned with those of shareholders, executive directors are expected to build up and maintain a personal shareholding in the Company of at least 100% of annual base salary. New directors will undertake to build up their shareholding within 4 years of their appointment.

Components of executive directors' remuneration
Details of each individual executive director's remuneration are set out on page 30. The main components are as follows:

1. Basic Salary
Base salaries are determined by the Committee in accordance with the policy referred to above. Only basic salary is pensionable. The last annual review was in September 2004. The next review will take place in December 2005 and each December thereafter with any increases taking effect on 1 January of each year.

2. Annual Incentive Award
Executive directors are eligible for an annual performance-related bonus. Opportunities under the annual bonus are expressed in terms of percentages of basic salary and paid on the achievement of performance targets set by the Committee.

The bonus award comprises two elements; an annual performance-related bonus and, if executive directors perform considerably in excess of target figures, an enhanced bonus opportunity proportionate to overachievement. The current bonus opportunity is up to 75% of base salary with a further maximum 75% of salary for overachievement of targets (125% plus 125% for the Chief Executive). It was agreed that from 2006 the bonus opportunity for the Chief Executive should be reduced to 75% plus a maximum 75% of salary for overachievement in line with that of the other executive directors.

The level of bonus is determined by the Committee on the basis of criteria established to encourage performance in a manner that the Committee considers most contributes to increasing shareholder value and meeting corporate objectives. Performance targets are determined at the beginning of each financial year. For the year ended 30 September 2005, the bonus was based on the achievement of targets for the following financial objectives:

- return on capital employed
- operating cash flow
- turnover growth
- earnings per share (EPS)

The bonus opportunity for the year ending September 2006 will be based on the following targets, which are key measures for the Group:

- profit before interest and tax
- free cash flow
- turnover growth

In addition, no bonus will be payable unless the Group's minimum profit before interest and tax target is achieved.

Directors are currently able directly, or via associates such as family trusts, to invest up to 50% of any pre-tax performance-related basic and enhanced bonus in Compass Group shares. If these shares are held for 3 years and the executive director continues to be employed by the Group, the Company will release a number of additional shares (Matching Shares). Prior to 2004/2005, Matching Shares were available on a one for one basis. From 2004/2005, Matching Shares may only be awarded if certain criteria are achieved. 50% of Matching Shares may be awarded if underlying EPS growth over the 3-year performance period is an average of RPI +4% per annum, 75% of Matching Shares may be awarded at RPI +6% per annum; and 100% at RPI +8% per annum. Where growth is between RPI +4% and RPI +8%, Matching Shares may be awarded on a straight line basis. No Matching Shares may be awarded where EPS growth is less than RPI +4%. There is no performance retest facility. EPS as defined for this purpose excludes goodwill amortisation and exceptional items, discontinued activities and currency translation and is therefore considered a good measure of underlying financial and operational performance.

The Committee has the right to vary this performance target for future grants provided that in its reasonable judgement the new target is no less challenging in the light of the Group's business circumstances and internal forecasts.

REMUNERATION COMMITTEE'S REPORT
CONTINUED

Directors are eligible to receive a bonus for 2004/2005, of an average of 31% of salary, based on satisfaction of the targets for the year. All executive directors have however agreed that it would be inappropriate in the current climate to take up this opportunity and have indicated that they do not wish to receive either the cash or share elements which might be due to them.

For the year ending September 2006, the executive directors have determined that they will not take up the eligibility opportunity to receive Matching Shares on any bonus payments.

3. Long-Term Incentive Plan and Option Plans

(i) Long-Term Incentive Plan ('LTIP') – The Committee continues to view the LTIP, introduced in 2000, as the most appropriate vehicle for long-term incentivisation for the executive directors and other senior executives. Details of awards held by executive directors are set out on page 32.

Awards under the LTIP are made subject to performance conditions determined by the Committee. Executive directors are currently eligible to receive a maximum annual award of 100% of annual base salary, payable in shares, over a 3-year vesting period based on the value of a share on the date immediately preceding the relevant performance period.

The release of shares to participants will depend upon growth in Compass Group's total shareholder return (TSR) over a 3-year performance period relative to the FTSE 100 companies at the start of that period. TSR is the aggregate of share price growth and reinvested dividends during the performance period. For LTIP awards made from 2000 to 2004, no shares will be released unless the Company's TSR performance is in the top half of the comparator group with full vesting only if the Company is in the top 25%. 40% of the award will vest if performance is at the median and where performance is between the 50th and 25th percentiles awards will vest on a straight line basis between the 40% and 100% applicable to median and top quartile performance. For awards made from 2004/2005, the proportion of the award which will vest at median performance was reduced from 40% of the award to 30% of the award. Where performance is between the 50th and 25th percentiles awards will vest on a straight line basis between the 30% and 100% applicable to median and top quartile performance.

In addition, EPS has been used as a second performance measure. An increase in EPS greater than the increase in UK RPI over a 3-year period must be achieved before any release is made.

For awards made before 2004, if awards do not vest or vest only in part after the end of the 3-year performance period, the performance period may be extended for a maximum further 2 years, with a retest on each anniversary when further vesting is possible. Awards made in 2004 and thereafter will only vest to the extent that the performance conditions have been satisfied at the end of a single 3-year performance period. There is no performance retest for these awards.

In circumstances of a change of control of the parent company, for awards made prior to 2005, shares vest by reference to the performance achievement in the shortened period terminating on the date on which control is obtained. For awards made from 2005, shares which vest on the above basis will be further scaled down pro-rata to the length of time since the award was made.

The Committee proposes that the maximum award opportunity under the LTIP should be increased for 2005/2006 and thereafter from 100% to 200% of annual base salary. The Committee further proposes that the proportion of the award which will vest at threshold performance be reduced from 30% to 25% of the award.

The performance conditions applying to 50% of any future award will continue to be based on Compass Group's TSR with the remaining 50% based on Group Free Cash Flow ('GFCF'). The GFCF target for awards granted in 2005/2006 has not yet been set by the Committee but will be announced in due course. The Committee will have the right to review the target for awards granted in future years in line with business needs.

In terms of the 50% of any future award that is subject to the TSR target, vesting will be dependent solely upon the TSR target. 25% of that proportion of the award based on TSR will vest at median performance with full vesting at upper quartile performance. Awards will vest on a straight line basis between the 25% and the 100%.

Neither the GFCF nor the TSR targets will be retested. The Committee continues to consider TSR to be an appropriate measure for 50% of future awards under this plan as it believes it to be aligned to shareholder value. Using GFCF as a measure for the other 50% of future awards will focus on a key business target. TSR calculations are periodically undertaken by external parties and GFCF measurements will be subject to independent audit.

In addition, any vesting of an award at the end of the performance period will be conditional on the Committee being satisfied that the underlying financial performance of the Company justifies it.

(ii) Share Option Plan ('Option Plan') – It is intended that executive directors should in future be incentivised only through the LTIP. From 2005/2006, executive directors will not receive any further grants of share options whilst they are eligible for LTIP awards, other than in exceptional circumstances.

Under the Option Plan executive directors have been eligible for annual share option grants of up to 200% of base salary. Details of share options currently held by executive directors are set out on pages 34 to 35 of this report.

Options are granted at an exercise price not lower than the market value of the Company's shares on the day prior to the date of grant. They may normally be exercised between the third and tenth anniversaries of the date of grant after which they will lapse.

REMUNERATION COMMITTEE'S REPORT
CONTINUED

The exercise of options granted since September 2000 under the Option Plan is subject to a performance condition whereby annualised EPS growth must exceed the growth in UK RPI by an average of at least 3% per annum in a 3-year period between the dates of grant and exercise. If the condition is not satisfied after the initial 3-year period, it may still be satisfied in subsequent years. For options granted from 2004 onwards under the Option Plan, performance is tested once only after the initial 3-year period.

Executive directors have however been subject to more stringent performance conditions. For options granted prior to February 2005, options are exercisable on a sliding scale where average EPS growth is between 6% (at which point one-third of the shares under option will become exercisable) and 12% per annum (when options will be exercisable in full). For options granted after this date, 30% of options will be exercisable if EPS growth over the 3-year performance period is at least an average of RPI + 4% per annum. 100% of options will vest at RPI + 8% per annum. Options will be exercisable on a straight line basis between these two points.

For the year ended 30 September 2005 EPS was selected by the Committee as the performance measure for the Option Plan as it was considered a good indicator of long-term corporate performance. The targets applying to executive directors were revised from 2005 to be more in keeping with accepted norms.

In circumstances of a change of control of the Company, for awards made prior to 2005, performance conditions are waived and options may be exercised in full. For option awards made from 2005, the performance conditions will stand. Options will only be exercisable on satisfaction of the performance conditions over the period to the change of control and will be further scaled down pro-rata to the length of time since they were granted.

During the year, no options were subject to a variation of terms and conditions.

(iii) Management Share Option Plan ('Management Plan') – For executives and other high performing employees below executive director level, the Company operates the Management Plan. Options are granted at no lower than the market price on the day prior to grant on the basis of pre-grant performance. During the year, approximately 4,500 employees received option grants. A Phantom Management Plan is operated to provide a cash incentive to employees in jurisdictions where it is impracticable to operate the Management Plan due to tax or securities laws.

In line with best practice, the Company wishes to replace a pre-grant condition with a post-grant performance condition for option grants from 2005/2006. The performance condition would be the achievement of the GFCF target over a 3-year performance period. There would be no retesting facility. Shareholders will be asked to approve such amendment to the Management Plan rules at the Annual General Meeting.

(iv) Savings-related Share Option Scheme – Executive directors may participate in the Company's all-employee share plans on the same basis as other employees. The Compass Group UK Savings Related Share Option Scheme is open to all UK employees and is linked to a monthly savings contract over 3 and 5 year periods. The maximum which can be saved each month is £250. Options are granted to participants at 80% of the prevailing market price.

Similar arrangements currently operate in various overseas countries including the USA, Canada, Mexico, Australia, New Zealand, South Africa, Austria, Belgium, Chile, Colombia, Cyprus, Denmark, Republic of Ireland, Finland, Germany, Luxembourg, the Netherlands, Nigeria, Norway, Poland, Portugal, Spain, Sweden, Switzerland and Turkey.

Details of both these plans are set out in note 19 to the financial statements. During the year, no options were subject to a variation of terms and conditions.

(v) Dilution limits and Treasury Shares – The Company has, at all times, complied with the equity dilution limits contained within its share plans which are in line with ABI guidelines and the Committee reviews the position prior to approving any grants. No Treasury Shares were utilised in 2004/2005.

4. Retirement benefits

Details of executive directors' pension arrangements are set out on page 31.

With the exception of Michael Bailey and Alain Dupuis, the executive directors participate in the Compass Group Final Salary Pension Plan (the 'UK Pension Plan'), which is an Inland Revenue approved arrangement in the UK.

Andrew Martin participates in the Main Section of the UK Pension Plan, whilst Sir Francis Mackay, Andrew Lynch and Clive Grundy (up to the point of his leaving), participate in the Senior Executive Members' Section (the 'Exec Section') of the UK Pension Plan. Clive Grundy is now drawing his benefits as a pensioner of the UK Plan and, in addition to his approved pension, he is also in receipt of an unfunded pension of £15,500 pa.

The Company has given Michael Bailey an unfunded pension promise to provide for a level of benefit broadly similar to that applying to UK executive directors in the Exec Section of the UK Pension Plan. The Company has given Alain Dupuis a pension promise to provide for a level of benefit broadly similar to that applying to UK executive directors in the Exec Section of the UK Pension Plan which is partially funded.

REMUNERATION COMMITTEE'S REPORT
CONTINUED

Benefits arising under the UK Pension Plan will be provided to the maximum permitted under Inland Revenue regulations. Any benefits promised in excess will be paid directly by the Company to the member on retirement. For pensions purposes, the Earnings Cap is strictly applied to executive directors' pension entitlements in line with legislation. Consequently, for any executive directors joining Compass Group after the introduction of the Earnings Cap on 1 June 1989, pensionable earnings would be restricted to the Earnings Cap which is currently £105,600. Only Andrew Martin is affected by the Earnings Cap.

The Exec Section of the UK Pension Plan is operated on a non-contributory basis. No element of remuneration other than annual basic pay (restricted where applicable to the statutory Earnings Cap) is pensionable. Directors covered by this arrangement are entitled to a pension of 1/30th of salary for each year of service, subject to Inland Revenue limits. The normal retirement age is 60, but executive directors may retire from age 55 with no actuarial reduction. Should a director die in service, a spouse's pension of half of the prospective pension is payable, together with 12½% of prospective pension per child to a maximum of four. Additionally a lump sum equal to 4 x basic salary is payable on death in service. Following retirement, the pension increases at a rate of 5% or RPI if lower, with a guaranteed minimum of 3% per annum.

The Main Section of the UK Pension Plan requires a contribution from the executive director of 5% of pensionable pay. No element of remuneration other than annual basic pay is pensionable (restricted where applicable to the statutory Earnings Cap). Directors covered by this arrangement are entitled to a pension of 1/60th of salary for each year of service, subject to Inland Revenue limits. The normal retirement age is 63, and an actuarial reduction of 4% per annum is applied on early retirement. Should a director die in service, a spouse's pension of half of the prospective pension is payable, together with 12½% of prospective pension per child to a maximum of four. Additionally a lump sum equal to 3 x basic salary is payable on death in service, subject to a maximum of 4 x the Earnings Cap. Following retirement, the pension increases at a rate of 5% or RPI if lower, with a guaranteed minimum of 3% per annum.

In addition to membership of the UK Pension Plan, Andrew Martin has an unfunded money purchase promise made by the Company on his behalf equating to 20% of basic salary being set aside per annum, and an additional pension payable from age 63, accrued to 30 September 2005 of £2,361 pa. Andrew Martin also has pension promises built up in respect of his earlier period of service with Granada and Forte on both a funded and an unfunded basis. Both are deferred pensions payable from age 60 which, revalued up to 30 September 2005, amount to £25,010 pa and £26,790 pa respectively.

Compass Group closed the Exec Section of the UK Pension Plan to any new joiners on 1 March 2003. At the same time eligibility for the Main Section of the UK Pension Plan was altered to be by invitation only as it is considered necessary for this section of the UK Pension Plan to remain open (albeit with restricted eligibility) to meet the needs of the business in certain circumstances.

The Remuneration Committee is reviewing the pension policy during the course of 2005/2006 in light of the announcement of the proposed changes to pension legislation from April 2006. Although the current executive directors are unlikely to be affected by these legislative changes, for those who are affected the intention is that any alternative arrangements that the Company may make available will not cost the Company more than the current pension promise.

Directors' service contracts
All executive directors have service contracts with the Company. Sir Francis Mackay, Michael Bailey and Andrew Martin are employed under service contracts with the Company dated 1 July 1999, 1 October 2002 and 5 May 2005 respectively. Clive Grundy was employed under a contract dated 1 October 2002 until termination of his employment on 31 July 2005 and Alain Dupuis was employed under a contract dated 1 October 2002 until his resignation as a director on 1 October 2005.

The Board's policy is to limit service contracts of executive directors to 12 month rolling terms. Contracts may be terminated by the Company giving not less than 12 months' written notice or by the executive director giving no less than 6 months' written notice.

In the event of termination of employment of any director by the Company, legally appropriate mitigation factors are always taken into account in determining any compensation that may be payable. There is no ability to trigger termination by an executive in circumstances of a change of control.

Andrew Martin's contract terminates on his 65th birthday. The other directors' contracts terminate upon their reaching the age of 63 years. On early termination of their contracts, executive directors would normally be entitled to an amount equal to 1 year's salary, annual bonus and benefits, and compensation for loss of pension benefits. Under Sir Francis Mackay's contract, the Company may at its discretion terminate his employment by the phased payment of 12 months' salary only. Both Sir Francis and Michael Bailey have indicated that they will retire during 2006. Neither one will be paid compensation on cessation of their employment. Andrew Lynch remained in employment following his resignation from the Board. Compensation was paid to Clive Grundy on termination of his employment (see page 30). Alain Dupuis resigned from the Board on 1 October 2005 and compensation was also paid to him on termination of his employment (see page 30).

REMUNERATION COMMITTEE'S REPORT
CONTINUED

Directors' service contracts are available for inspection at the Company's registered office during normal business hours and will also be made available at the 2006 Annual General Meeting for a period of 15 minutes prior to and during the continuance of the meeting.

External appointments
The Committee believes that non-executive directorships of companies outside Compass Group provide executive directors with valuable experience beneficial to the Company.

Such appointments are subject to the approval of the Board and directors are normally restricted to one appointment each for which they may retain any fees. Andrew Lynch receives fees of £45,000 per year as a non-executive director of DSG International plc and Sir Francis Mackay receives fees of £250,000 per year as non-executive Chairman of Kingfisher plc. In 2003 Sir Francis Mackay's basic salary was reduced by Compass Group to reflect the time commitment required in respect of his Kingfisher role.

Non-executive directors
Non-executive directors have letters of engagement. They are first appointed for a period to the next Annual General Meeting following their appointment and, subject to shareholder approval, are appointed for an initial period of 3 years from their original date of appointment, renewable at 3-year intervals. All letters of engagement were reviewed in 2004 in order to take account of developments in best practice and to comply with the 2003 Combined Code.

The non-executive directors were first appointed as directors of the Company on the following dates:

Peter Cawdron	3 November 1993
Val Gooding	4 January 2000
Peter Blackburn	10 April 2002
Sven Kado	10 April 2002
Steve Lucas	7 July 2004

Non-executive directors receive fees only, which are reviewed annually. The fee for 2004/2005 was £50,000 pa, adjusted where directors held additional responsibilities. Details are set out on page 30. The level of fees has been determined by the members of the Board, excluding the non-executive directors, on receipt of advice from The Hay Group and taking into account market norms and the time commitment and duties required. Non-executive directors are not eligible for pension scheme membership. No element of their remuneration is performance-related. They do not participate in any of the Group's performance-related bonus, share option or other incentive arrangements.

Their appointments are terminable under the Company's Articles of Association, the Companies Act 1985 or upon the director's resignation. No compensation is payable on termination.

Total shareholder return
The performance graph below shows the total shareholder return (TSR) for Compass Group over the last 5 financial years as required by the Directors' Remuneration Report Regulations 2002.

The TSR for Compass Group comprises that of Granada Compass plc from 30 September 2000 to 1 February 2001 (adjusted to reflect the demerger from Granada Compass plc on 2 February 2001) and that of Compass Group PLC from 2 February 2001.

The graph shows the value of £100 invested in the Company compared with £100 invested in the FTSE 100 Index. The Committee considers this to be the most appropriate comparator group for this purpose as the FTSE 100 index is widely used and recognised, and Compass Group has been a constituent member throughout the period.



180
160
140
120
100
80
60
40
20
0
Compass Group
FTSE 100 Index
Sep 01
Sep 02
Sep 03
Sep 04
Sep 05

REMUNERATION COMMITTEE'S REPORT
CONTINUED

Information subject to audit

Directors' emoluments

The aggregate remuneration of the individual directors of Compass Group PLC for the year ended 30 September 2005 was as follows:

Name of director	Salary/Fee £000	Benefits £000	Annual performance -related bonus £000	Termination payments £000	2005 £000	2004 £000
Executive						
Directors in office throughout the year						
Sir Francis Mackay	500	46	–	–	546	546
Michael Bailey*	977	121	–	–	1,098	1,044
Alain Dupuis**	445	17	–	–	462	1,103
Andrew Martin^	419	53	–	–	472	286
Former directors						
Clive Grundy (resigned on 31 July 2005)#	371	37	–	695	1,103	564
Andrew Lynch (resigned on 28 September 2005)##	528	53	–	–	581	678
Non-executive						
Directors in office throughout the year						
Peter Blackburn	50	–	–	–	50	45
Peter Cawdron	90	–	–	–	90	82
Val Gooding	50	–	–	–	50	45
Sven Kado†	53	–	–	–	53	48
Steve Lucas††	59	–	–	–	59	11
Former directors						
Denis Cassidy (resigned on 14 February 2005)	19	–	–	–	19	45
Total	3,561	327	–	695	4,583	4,497

* Highest paid director.

** Alain Dupuis resigned from the Board on 1 October 2005, (that is, after 30 September 2005 year end). He was paid £430,000 as compensation for termination of his employment. He was re-engaged on a 3-year fixed term contract at a salary of £200,000 pa. There is no change to his bonus opportunity and benefits during the period. A one-off pension contribution of £335,000 was paid for Mr Dupuis' benefit at the start of the fixed term contract and no further pension provision will be made for Mr Dupuis during this period.

^ Andrew Martin was appointed as a director on 15 March 2004.

\# In addition to the compensation payment set out above, Mr Grundy remains entitled to certain employee benefits for 12 months following termination. He was credited with an additional year's pensionable service in the Compass Group Final Salary Pension Plan. Mr Grundy was permitted to retain certain share options and matching shares on the terms set out below. Mr Grundy has agreed to provide part-time consultancy services for a 6-month period for which he will be paid £100,000.

\## Andrew Lynch remained in employment on his existing terms and conditions following his resignation from the Board. In addition to his usual bonus opportunity, he is eligible in 2006 for a maximum bonus opportunity of £727,500 relating to the successful sale of SSP. This comprises a payment of £200,000 payable on completion of the sale of SSP, or 31 March 2006 if earlier, and payment of up to £527,500 by reference to criteria relating to the sale of SSP. He is excluded from participating in the 2006 LTIP.

† The figure shown for Sven Kado for each of 2004 and 2005 includes a fee of €4,000 in respect of his non-executive directorship of Compass Group Deutschland GmbH.

†† Steve Lucas was appointed as a non-executive director on 7 July 2004.

REMUNERATION COMMITTEE'S REPORT
CONTINUED

Directors' pension benefits

Name of director	Age at 30 Sep 2005	Years of service at 30 Sep 2005	Real increase in accrued pension for this year £000	Increase in accrued pension during year £000	†Accumulated total accrued pension at 30 Sep 2005 £000	Transfer value of accrued pension at 30 Sep 2005 £000(A)	Transfer value of accrued pension at 30 Sep 2004 £000(B)	Contributions £000(C)	Amount of A-B-C £000
Directors in office throughout the year									
Sir Francis Mackay*	60	19	62	83	830	16,144	14,915	–	1,229
Michael Bailey	56	12	14	31	648	15,053	13,625	–	1,428
Alain Dupuis	61	10	18	22	162	3,363	2,794	–	569
Andrew Martin**	45	2	2	2	3	26	5	5	16
Former directors									
Clive Grundy***	54	24	23	30	281	6,550	5,138	–	1,412
Andrew Lynch	48	16	19	26	279	5,123	3,926	–	1,197

* Sir Francis Mackay ceased to accrue pension benefits from 1 October 2005.
** The information above relates to Andrew Martin's employment from 15 March 2004 as a director of the Company and does not include his unfunded pension promise from his earlier service with Forte and Granada.
*** Mr Grundy also has an unfunded pension promise as detailed on page 27.
† The pension entitlement set out above is that which would be paid at normal retirement date.
(i) The benefits set out above do not reflect those secured by any additional voluntary contributions paid by the directors.
(ii) Transfer values have been calculated in accordance with Actuarial Guidance Note GN11, and with advice from external actuaries.

Directors' interests in the shares of Compass Group PLC

The interests, as defined by the Companies Act 1985, of the directors, their spouses and minor children in the ordinary shares of 10 pence each of the Company were as follows:

Name of director	30 Sep 2005 Number	30 Sep 2004 Number
Sir Francis Mackay	**3,218,410**	2,798,033
Michael Bailey	**2,707,231**	2,707,231
Peter Blackburn	**5,000**	5,000
Peter Cawdron	**24,200**	24,200
Alain Dupuis	**187,512**	1,082,512
Val Gooding	**5,001**	5,001
Sven Kado	**12,500**	12,500
Steve Lucas	**–**	–
Andrew Martin	**30,027**	30,027

There were no changes in the interests of the directors, their spouses and minor children between 30 September 2005 and 29 November 2005.

REMUNERATION COMMITTEE'S REPORT
CONTINUED

Directors' interests in the Long-Term Incentive Plan

Details of awards over ordinary shares in the Company granted to the directors under the LTIP, all for nil consideration, are as follows:

	As at 30 Sep 2004 Number	Granted during the year Number	Shares Released Number	Shares Lapsed Number	As at 30 Sep 2005 Number	Market price at date of grant Pence	Market price at date of release Pence	First Performance Period
Sir Francis Mackay*	207,210	–	–	–	207,210	371.60	–	1 October 2000 – 30 September 2003
	134,350	–	–	–	134,350	482.00	–	1 October 2001 – 30 September 2004
	141,509	–	–	–	141,509	336.25	–	1 October 2002 – 30 September 2005
	108,069	–	–	–	108,069	371.75	–	1 October 2003 – 30 September 2006
	–	170,068	–	–	170,068	243.50	–	1 October 2004 – 30 September 2007
	591,138	**170,068**	–	–	**761,206**			
Michael Bailey*	188,375	–	–	–	188,375	371.60	–	1 October 2000 – 30 September 2003
	134,350	–	–	–	134,350	482.00	–	1 October 2001 – 30 September 2004
	257,547	–	–	–	257,547	336.25	–	1 October 2002 – 30 September 2005
	201,009	–	–	–	201,009	371.75	–	1 October 2003 – 30 September 2006
	–	332,143	–	–	332,143	243.50	–	1 October 2004 – 30 September 2007
	781,281	**332,143**	–	–	**1,113,424**			
Alain Dupuis	70,640	–	38,428	32,212	–	371.60	244.00	1 October 2000 – 30 September 2003
	59,275	–	–	–	59,275	482.00	–	1 October 2001 – 30 September 2004
	113,208	–	–	–	113,208	336.25	–	1 October 2002 – 30 September 2005
	91,859	–	–	–	91,859	371.75	–	1 October 2003 – 30 September 2006
	–	151,361	–	–	151,361	243.50	–	1 October 2004 – 30 September 2007
	334,982	**151,361**	**38,428**	**32,212**	**415,703**			
Clive Grundy**	65,595	–	35,683	29,912	–	371.60	244.00	1 October 2000 – 30 September 2003
	57,690	–	–	57,690	–	482.00	–	1 October 2001 – 30 September 2004
	113,208	–	–	113,208	–	336.25	–	1 October 2002 – 30 September 2005
	91,859	–	–	91,859	–	371.75	–	1 October 2003 – 30 September 2006
	–	151,361	–	151,361	–	243.50	–	1 October 2004 – 30 September 2007
	328,352	**151,361**	**35,683**	**444,030**	–			
Andrew Lynch^	80,732	–	43,918	36,814	–	371.60	244.00	1 October 2000 – 30 September 2003
	71,130	–	–	–	71,130	482.00	–	1 October 2001 – 30 September 2004
	137,264	–	–	–	137,264	336.25	–	1 October 2002 – 30 September 2005
	110,231	–	–	–	110,231	371.75	–	1 October 2003 – 30 September 2006
	–	179,422	–	–	179,422	243.50	–	1 October 2004 – 30 September 2007
	399,357	**179,422**	**43,918**	**36,814**	**498,047**			
Andrew Martin	–	142,449	–	–	142,449	243.50	–	1 October 2004 – 30 September 2007
	–	**142,449**	–	–	**142,449**			

The entitlement to shares under the LTIP is subject to achieving the performance conditions referred to in the LTIP section on page 26. The figures shown are maximum entitlements and the actual number of shares (if any) will depend on the performance conditions being achieved. 54.4% of the October 2000 awards vested at the end of the second extended performance period which finished on 30 September 2005, based on the Company being in 44th position in the ranking of FTSE 100 companies by TSR at the end of Sept 2004. No shares have vested under any of the other awards.

The vesting period for awards made prior to 2004 may be extended for a further 2 years and retested on each anniversary. Awards made from 2004 have no performance retesting facility.

* Sir Francis Mackay and Michael Bailey are excluded from participating in the 2005/2006 LTIP.
** Clive Grundy's LTIP awards lapsed on cessation of his employment.
^ As Andrew Lynch remained in employment following his resignation, his LTIP awards have remained in force. He is excluded from participating in the 2005/2006 LTIP.

REMUNERATION COMMITTEE'S REPORT
CONTINUED

Directors' Bonus and Matching Shares arrangements

No awards were made in connection with directors' bonuses for the year ended 30 September 2004 and no awards will be made for the year ended 30 September 2005.

Details are set out below of Matching Shares to which directors may become entitled in relation to bonuses awarded in 2002 and 2003 where directors directly, or via associates such as family trusts, invested up to 50% of their annual performance-related bonus in the form of shares. The shares are eligible for matching on a one-to-one basis and will normally be transferred to the directors at the end of the 3-year deferral period provided they are still employed by the Company. The release of Matching Shares is not subject to satisfaction of a performance condition for any awards made before 2005.

Matching Share Awards:

	As at 30 Sep 2004 Number	Released during the year Number	As at 30 Sep 2005 Number	Market price when award made Pence	Deferral period
Sir Francis Mackay	120,377	–	120,377	265.00	1 October 2002 – 30 September 2005
	120,377	**–**	**120,377**		
Michael Bailey	200,472	–	200,472	265.00	1 October 2002 – 30 September 2005
	163,905	–	163,905	347.00	1 October 2003 – 30 September 2006
	364,377	**–**	**364,377**		
Alain Dupuis	53,066	–	53,066	265.00	1 October 2002 – 30 September 2005
	43,227	–	43,227	347.00	1 October 2003 – 30 September 2006
	96,293	**–**	**96,293**		
Clive Grundy*	51,651	–	51,651	265.00	1 October 2002 – 30 September 2005
	43,228	–	43,228	347.00	1 October 2003 – 30 September 2006
	94,879	**–**	**94,879**		
Andrew Lynch**	63,679	–	63,679	265.00	1 October 2002 – 30 September 2005
	52,414	–	52,414	347.00	1 October 2003 – 30 September 2006
	116,093	**–**	**116,093**		

Deferred Bonus Share Award:

	As at 30 Sep 2004 Number	Released during the year Number	As at 30 Sep 2005 Number	Market price when award made Pence	Market price when shares issued Pence	
Sir Francis Mackay	300,000	300,000	–	474.50	244.00	1 October 2001 – 30 September 2004

* Clive Grundy is eligible to receive his matching share awards at the end of each deferral period in line with his termination agreement.

** As Andrew Lynch remained in employment following his resignation, his matching share awards have remained in force.

REMUNERATION COMMITTEE'S REPORT
CONTINUED

Directors' interests in share options

Executive share options

	30 Sep 2004 Number	Granted during the year Number	Exercised or released during the year Number	30 Sep 2005 Number	Exercise price Pence	Market price at exercise or release Pence	Exercise period
Sir Francis Mackay	596,375	–	–	596,375	316.10	–	29 September 2002 – 28 September 2009
	1,101,000	–	–	1,101,000	371.60	–	13 September 2003 – 12 September 2010
	500,000	–	–	500,000	356.00	–	3 December 2006 – 2 December 2013
	–	450,000	–	450,000	229.25	–	1 December 2007 – 30 November 2014
	2,197,375	**450,000**	**–**	**2,647,375**			
Michael Bailey	734,000	–	–	734,000	316.10	–	29 September 2002 – 28 September 2009
	1,101,000	–	–	1,101,000	371.60	–	13 September 2003 – 12 September 2010
	1,000,000	–	–	1,000,000	430.00	–	19 September 2004 – 18 September 2011
	500,000	–	–	500,000	422.00	–	23 May 2005 – 22 May 2012
	185,000	–	–	185,000	292.50	–	30 September 2005 – 29 September 2012
	950,000	–	–	950,000	320.00	–	28 May 2006 – 27 May 2013
	550,000	–	–	550,000	333.50	–	7 June 2007 – 6 June 2014
	–	855,000	–	855,000	229.25	–	1 December 2007 – 30 November 2014
	5,020,000	**855,000**	**–**	**5,875,000**			
Alain Dupuis	275,250	–	–	275,250	316.10	–	29 September 2002 – 28 September 2009
	458,750	–	–	458,750	371.60	–	13 September 2003 – 12 September 2010
	250,000	–	–	250,000	430.00	–	19 September 2004 – 18 September 2011
	300,000	–	–	300,000	422.00	–	23 May 2005 – 22 May 2012
	111,000	–	–	111,000	292.50	–	30 September 2005 – 29 September 2012
	400,000	–	–	400,000	320.00	–	28 May 2006 – 27 May 2013
	250,000	–	–	250,000	333.50	–	7 June 2007 – 6 June 2014
	–	390,000	–	390,000	229.25	–	1 December 2007 – 30 November 2014
	2,045,000	**390,000**	**–**	**2,435,000**			
Clive Grundy*	238,550	–	–	238,550	316.10	–	29 September 2002 – 28 September 2009
	458,750	–	–	458,750	371.60	–	13 September 2003 – 12 September 2010
	250,000	–	–	250,000	430.00	–	19 September 2004 – 18 September 2011
	250,000	–	–	250,000	422.00	–	23 May 2005 – 22 May 2012
	92,500	–	–	92,500	292.50	–	30 September 2005 – 29 September 2012
	350,000	–	–	350,000	320.00	–	28 May 2006 – 27 May 2013
	250,000	–	–	250,000	333.50	–	7 June 2007 – 6 June 2014
	–	390,000	–	390,000	229.25	–	1 December 2007 – 30 November 2014
	1,889,800	**390,000**	**–**	**2,279,800**			
Andrew Lynch**	284,425	–	–	284,425	316.10	–	29 September 2002 – 28 September 2009
	550,500	–	–	550,500	371.60	–	13 September 2003 – 12 September 2010
	350,000	–	–	350,000	430.00	–	19 September 2004 – 18 September 2011
	350,000	–	–	350,000	422.00	–	23 May 2005 – 22 May 2012
	129,500	–	–	129,500	292.50	–	30 September 2005 – 29 September 2012
	500,000	–	–	500,000	320.00	–	28 May 2006 – 27 May 2013
	300,000	–	–	300,000	333.50	–	7 June 2007 – 6 June 2014
	–	460,000	–	460,000	229.25	–	1 December 2007 – 30 November 2014
	2,464,425	**460,000**	**–**	**2,924,425**			
Andrew Martin	650,000	–	–	650,000	333.50	–	7 June 2007 – 6 June 2014
	–	365,000	–	365,000	229.25	–	1 December 2007 – 30 November 2014
	650,000	**365,000**	**–**	**1,015,000**			

* Clive Grundy was permitted to retain his share options on termination in line with the rules of the Share Option Plan and may exercise these in future subject to the relevant performance conditions being met.

** As Andrew Lynch remained in employment following his resignation, his share options have remained in force.

(i) No price was paid for the award of any option.

(ii) There were no gains made on the exercise/release of share options by directors during the year ended 30 September 2005. Aggregate gross gains by directors were £1,330,396 in the year ended 30 September 2004.

REMUNERATION COMMITTEE'S REPORT
CONTINUED

Savings-related share option scheme

	30 Sep 2004 Number	Granted during the year Number	Exercised or released during the year Number	Lapsed during the year Number	30 Sep 2005 Number	Exercise price Pence	Exercise period
Sir Francis Mackay	3,870	–	–	–	3,870	436.00	1 September 2006 – 28 February 2007
	3,870	**–**	**–**	**–**	**3,870**		
Michael Bailey	4,925	–	–	–	4,925	336.00	1 September 2007 – 28 February 2008
	4,925	**–**	**–**	**–**	**4,925**		
Clive Grundy*	2,221	–	–	2,221	–	436.00	1 September 2004 – 28 February 2005
	3,532	–	–	–	3,532	266.80	1 September 2007 – 29 February 2008
	5,753	**–**	**–**	**2,221**	**3,532**		
Andrew Lynch**	2,221	–	–	2,221	–	436.00	1 September 2004 – 28 February 2005
	3,532	–	–	–	3,532	266.80	1 September 2007 – 29 February 2008
	5,753	**–**	**–**	**2,221**	**3,532**		
Andrew Martin	3,532	–	–	–	3,532	266.80	1 September 2007 – 29 February 2008
	3,532	**–**	**–**	**–**	**3,532**		

* Clive Grundy was permitted to exercise his share options on termination in line with the rules of the plan.
** As Andrew Lynch remained in employment following his resignation, his share options have remained in force.
(i) No price was paid for the award of any option.

Compass Group share prices

The mid-market prices of the Company's ordinary shares on 30 September 2004 and 30 September 2005 were 220.5 pence and 206.25 pence respectively. During the period the market price of the Company's ordinary shares ranged between 264 pence and 206 pence (15 February 2005 and 28 September 2005).

By order of the Board
Peter Cawdron
Chairman of the Remuneration Committee
29 November 2005

DIRECTORS' RESPONSIBILITIES

Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group as at the end of the financial year and of the profit or loss of the Company and the Group for that year. In preparing these financial statements, the directors are required to:

(i) select suitable accounting policies and then apply them consistently;
(ii) make judgements and estimates that are reasonable and prudent;
(iii) state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
(iv) prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company and the Group will continue in business.

The directors are responsible for maintaining proper accounting records and sufficient internal controls for safeguarding the assets of the Company and the Group and for the prevention and detection of fraud and other irregularities.

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF COMPASS GROUP PLC

We have audited the financial statements of Compass Group PLC for the year ended 30 September 2005 which comprise the consolidated profit and loss account, the balance sheets, the consolidated cash flow statement and related notes, the consolidated statement of total recognised gains and losses, the reconciliation of movements in consolidated shareholders' funds and the related notes 1 to 26. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the part of the Remuneration Committee's Report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors
As described in the statement of directors' responsibilities, the Company's directors are responsible for the preparation of the financial statements in accordance with applicable United Kingdom law and accounting standards. They are also responsible for the preparation of the other information contained in the annual report including the Remuneration Committee's Report. Our responsibility is to audit the financial statements and the part of the Remuneration Committee's Report described as having been audited in accordance with relevant United Kingdom legal and regulatory requirements and auditing standards.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Remuneration Committee's Report described as having been audited have been properly prepared in accordance with the Companies Act 1985. We also report if, in our opinion, the directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the Company and other members of the Group is not disclosed.

We also report to you if, in our opinion, the Company has not complied with any of the four directors' remuneration disclosure requirements specified for our review by the Listing Rules of the Financial Services Authority. These comprise the amount of each element in the remuneration package and information on share options, details of long-term incentive schemes, and money purchase and defined benefit schemes. We give a statement, to the extent possible, of details of any non-compliance.

We review whether the corporate governance statement reflects the Company's compliance with the nine provisions of the July 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the directors' report and the other information contained in the Annual Report for the above year as described in the contents sections including the unaudited part of the Remuneration Committee's Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion
We conducted our audit in accordance with United Kingdom auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Remuneration Committee's Report described as having been audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Remuneration Committee's Report described as having been audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Remuneration Committee's Report described as having been audited.

Opinion
In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 30 September 2005 and of the profit of the Group for the year then ended and the financial statements and the part of the Remuneration Committee's Report described as having been audited have been properly prepared in accordance with the Companies Act 1985.

Deloitte & Touche LLP

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London
29 November 2005

CONSOLIDATED PROFIT AND LOSS ACCOUNT
FOR THE YEAR ENDED 30 SEPTEMBER 2005

Compass Group PLC	Notes	Before goodwill amortisation and exceptional items £m	Goodwill amortisation and exceptional items £m	Total 2005 £m	Before goodwill amortisation £m	Goodwill amortisation £m	Total 2004 £m
Turnover							
Continuing operations		12,636	–	12,636	11,772	–	11,772
Acquisitions		68	–	68	–	–	–
Total turnover	2	12,704	–	12,704	11,772	–	11,772
Operating costs	3,4	(11,995)	(409)	(12,404)	(11,001)	(275)	(11,276)
Operating profit							
Continuing operations		708	(409)	299	771	(275)	496
Acquisitions		1	–	1	–	–	–
		709	(409)	300	771	(275)	496
Share of profits of associated undertakings							
Continuing operations	2	2	–	2	2	–	2
Discontinued operations	2	–	–	–	2	–	2
Total operating profit: Group and share of associated undertakings	2	711	(409)	302	775	(275)	500
Loss on disposal of businesses	4	–	(1)	(1)	–	–	–
Interest receivable and similar income		4	–	4	5	–	5
Interest payable and similar charges	6	(134)	–	(134)	(135)	–	(135)
Net interest		(130)	–	(130)	(130)	–	(130)
Profit on ordinary activities before taxation		581	(410)	171	645	(275)	370
Tax on profit on ordinary activities	7	(134)	–	(134)	(152)	–	(152)
Profit on ordinary activities after taxation		447	(410)	37	493	(275)	218
Equity minority interests		(36)	–	(36)	(38)	–	(38)
Profit for the financial year		411	(410)	1	455	(275)	180
Equity dividends	8	(211)	–	(211)	(200)	–	(200)
Amount transferred to/(from) reserves	20	200	(410)	(210)	255	(275)	(20)
Basic earnings per ordinary share	9			0.0p			8.3p
Basic earnings per ordinary share – excluding goodwill amortisation and exceptional items	9	19.1p			21.1p		
Diluted earnings per ordinary share	9			0.0p			8.3p
Diluted earnings per ordinary share – excluding goodwill amortisation and exceptional items	9	19.0p			21.0p		

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
FOR THE YEAR ENDED 30 SEPTEMBER 2005

Compass Group PLC	2005 £m	2004 £m
Profit for the financial year	1	180
Currency translation differences	9	1
Tax in profit and loss reserve relating to currency translation	2	(18)
Total gains and losses recognised in the year	12	163

RECONCILIATION OF MOVEMENTS IN CONSOLIDATED SHAREHOLDERS' FUNDS
FOR THE YEAR ENDED 30 SEPTEMBER 2005

Compass Group PLC	2005 £m	2004 £m
Profit for the financial year	1	180
Dividends	(211)	(200)
	(210)	(20)
Currency translation differences	9	1
Tax in profit and loss reserve relating to currency translation	2	(18)
Issue of shares	1	10
Repurchase of shares	–	(69)
Purchase of own shares	–	(1)
Net reduction in shareholders' funds	(198)	(97)
Opening shareholders' funds	2,482	2,579
Closing shareholders' funds	2,284	2,482

CONSOLIDATED BALANCE SHEET
AS AT 30 SEPTEMBER 2005

Compass Group PLC	Notes	2005 £m	2004 £m
Fixed assets			
Intangible assets	10	3,969	4,223
Tangible assets	11	1,777	1,805
Investments	12	51	30
		5,797	6,058
Current assets			
Stocks	13	263	279
Debtors: amounts falling due within 1 year	14	1,692	1,568
amounts falling due after more than 1 year	14	276	287
Cash at bank and in hand		318	266
		2,549	2,400
Creditors: amounts falling due within 1 year	15	(3,000)	(2,872)
Net current liabilities		(451)	(472)
Total assets less current liabilities		5,346	5,586
Creditors: amounts falling due after more than 1 year	16	(2,591)	(2,665)
Provisions for liabilities and charges	18	(398)	(385)
Equity minority interests		(73)	(54)
Net assets		2,284	2,482
Capital and reserves			
Called up share capital	19	216	216
Share premium account	20	94	93
Capital redemption reserve	20	9	9
Merger reserve	20	4,170	4,170
Profit and loss reserve	20	(2,204)	(2,005)
Less: own shares	20	(1)	(1)
Total equity shareholders' funds		2,284	2,482

Approved by the Board of Directors on 29 November 2005 and signed on their behalf by

Michael J Bailey
Director

Andrew D Martin
Director

COMPANY BALANCE SHEET
AS AT 30 SEPTEMBER 2005

Compass Group PLC	Notes	2005 £m	2004 £m
Fixed assets			
Investments	12	**785**	785
Current assets			
Debtors: amounts falling due within 1 year	14	**4,251**	4,138
Cash at bank and in hand		**71**	–
		4,322	4,138
Creditors: amounts falling due within 1 year	15	**(1,801)**	(1,686)
Net current assets		**2,521**	2,452
Total assets less current liabilities		**3,306**	3,237
Creditors: amounts falling due after more than 1 year	16	**(2,507)**	(2,493)
Net assets		**799**	744
Capital and reserves			
Called up share capital	19	**216**	216
Share premium account	20	**94**	93
Capital redemption reserve	20	**9**	9
Profit and loss reserve	20	**480**	426
Total equity shareholders' funds		**799**	744

Approved by the Board of Directors on 29 November 2005 and signed on their behalf by

Michael J Bailey
Director

Andrew D Martin
Director

CONSOLIDATED CASH FLOW STATEMENT

FOR THE YEAR ENDED 30 SEPTEMBER 2005

Compass Group PLC	2005 £m	2004 £m
Net cash inflow from operating activities (note I)	931	735
Dividends from associated undertakings	4	4
Returns on investments and servicing of finance		
Interest received	4	5
Interest paid	(161)	(134)
Proceeds from termination of interest rate swaps	–	104
Interest element of finance lease rental payments	(2)	(2)
Dividends paid to minority interests	(29)	(30)
Net cash outflow from returns on investments and servicing of finance	(188)	(57)
Taxation		
Tax received	23	5
Tax paid	(131)	(112)
Net tax paid	(108)	(107)
Capital expenditure and financial investment		
Purchase of tangible fixed assets	(339)	(365)
Sale of tangible fixed assets	48	36
Total capital expenditure and financial investment	(291)	(329)
Free cash flow	348	246
Acquisitions and disposals (note IV)		
Purchase of subsidiary companies and investments in associated undertakings	(124)	(167)
Net proceeds from businesses held for resale	–	19
Sale of minority interest	–	3
Sale of subsidiary companies and associated undertakings	75	64
Total acquisitions and disposals	(49)	(81)
Equity dividends paid	(205)	(249)
	(254)	(330)
Net cash inflow/(outflow) before management of liquid resources and financing	94	(84)
Financing		
Issue of ordinary share capital	1	10
Repurchase of share capital	–	(91)
Purchase of own shares, net	–	(1)
Debt due within 1 year:		
Decrease in bank loans and loan notes	(61)	(26)
Debt due after 1 year:		
Increase in bank loans and loan notes	11	270
Capital element of finance lease rentals	(16)	(21)
Net cash (outflow)/inflow from financing	(65)	141
Increase in cash in the year	29	57
Reconciliation of net cash flow to movement in net debt (note II)		
Increase in cash in the year	29	57
Cash outflow/(inflow) from change in debt and lease finance	66	(223)
Change in net debt resulting from cash flows	95	(166)
Loans acquired with subsidiaries and changes in finance leases	(12)	(19)
Effect of foreign exchange rate changes	(26)	120
Movement in net debt in the year	57	(65)
Opening net debt	(2,373)	(2,308)
Closing net debt	(2,316)	(2,373)

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

	2005 £m	2004 £m
I Reconciliation of operating profit to net cash inflow from operating activities:		
Operating profit before goodwill amortisation and exceptional items	711	775
Depreciation excluding exceptional items	293	258
EBITDA	1,004	1,033
Profit on disposal of fixed assets	(9)	(8)
Profit on disposal of businesses	–	(10)
Share of profits of associated undertakings	(2)	(4)
Expenditure in respect of provisions for liabilities and charges	(40)	(73)
Amounts charged in respect of provisions	29	28
Increase in stocks	(4)	(57)
Increase in debtors	(119)	(110)
Increase/(decrease) in creditors	72	(64)
Net cash inflow from operating activities before exceptional items	931	735

The comparatives for amounts charged in respect of provisions and increase/(decrease) in creditors have been changed from those previously published to reflect changes in disclosure analysis.

	1 Oct 2004 £m	Cash flow £m	Exchange movements £m	Acquisitions (excluding cash and overdrafts) £m	Other non-cash changes £m	30 Sep 2005 £m
II Analysis of net debt:						
Cash at bank and in hand	266	48	4	–	–	318
Overdrafts	(14)	(19)	–	–	–	(33)
	252	29	4	–	–	285
Debt due within 1 year	(85)	61	–	–	(77)	(101)
Debt due after 1 year	(2,486)	(11)	(29)	–	77	(2,449)
Finance leases	(54)	16	(1)	–	(12)	(51)
	(2,625)	66	(30)	–	(12)	(2,601)
Total	(2,373)	95	(26)	–	(12)	(2,316)

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT
CONTINUED

	Purchases 2005 £m	Disposals 2005 £m	Purchases 2004 £m	Disposals 2004 £m
III Purchase and disposal of subsidiary companies and investments in associated undertakings:				
Net assets acquired/(disposed of):				
Tangible fixed assets	–	(57)	28	(1)
Investments	3	–	7	(47)
Stocks	–	(3)	4	(1)
Debtors	8	(8)	25	(1)
Cash	2	–	21	–
Loans	–	–	(7)	–
Leases	–	–	(3)	–
Creditors	(10)	10	(56)	1
Provisions	(3)	–	(5)	–
Tax	–	(2)	6	–
Minority interests	(6)	–	6	–
	(6)	(60)	26	(49)
Loss on disposal	–	1	–	2
Goodwill acquired/(disposed of)	115	(31)	162	(17)
	109	(90)	188	(64)
Satisfied by:				
Cash consideration payable/(receivable)	105	(75)	169	(64)
Investment in associated undertaking	–	(15)	–	–
Deferred consideration payable	4	–	19	–
	109	(90)	188	(64)

	Purchases 2005 £m	Disposals 2005 £m	Purchases 2004 £m	Disposals 2004 £m
IV Analysis of net flow of cash in respect of the purchase and disposal of subsidiary companies and investments in associated undertakings:				
Cash consideration paid/(received net of liabilities settled)	105	(75)	169	(64)
Cash acquired	(2)	–	(21)	–
	103	(75)	148	(64)
Deferred consideration and costs relating to previous acquisitions	21	–	19	–
	124	(75)	167	(64)

The cash effect of the disposals consists of £48 million net cash consideration on the disposal of 75% of Au Bon Pain in North America, £30 million net cash consideration on the disposal of the Gatwick Meridien hotel in the UK and £3 million of costs relating to previous disposals.

NOTES TO THE FINANCIAL STATEMENTS

1 Accounting policies

Basis of preparation

The financial statements have been prepared in accordance with UK law and applicable accounting standards.

Specific accounting policies

The particular policies adopted are described below.

A. Accounting convention and basis of consolidation

The financial statements are prepared under the historical cost convention. The consolidated financial statements incorporate the financial statements of the Company and all its subsidiaries and associated undertakings.

B. Goodwill

Purchased goodwill arising on acquisitions made since 1 October 1998 is capitalised in local currency and amortised through the profit and loss account on a straight line basis over its estimated useful life up to a maximum of 20 years, in accordance with FRS 10. Provision is made for any impairment. Purchased goodwill arising on acquisitions prior to 1 October 1998, which was previously written off to a separate goodwill reserve, remains written off but has now been transferred to the profit and loss account reserve, in accordance with the transitional arrangements of FRS 10. This goodwill will be charged to the profit and loss account as appropriate on the subsequent disposal of the business to which it relates.

C. Foreign currencies

The assets and liabilities of foreign subsidiary companies are translated into sterling at the rates of exchange ruling at the year end. Gains and losses resulting from the realignment of opening foreign currency balances to the year end rates including external loans and intragroup long-term loans are treated as movements on reserves to the extent that such loans are used to finance or provide a hedge against Group equity investments in foreign enterprises Where intragroup loans are considered to be as permanent as equity they are treated as part of the investing company's net investment and exchange differences taken to reserves. Other gains and losses resulting from the realignment of opening foreign currency balances to the year end rates are taken to the profit and loss account.

The results of foreign subsidiary companies are translated into sterling at the average rates of exchange for the accounting year. Gains or losses resulting from the translation of these results from the average rates to the year end rates are treated as movements on reserves. All other exchange differences are dealt with through the profit and loss account.

D. Stocks

Stocks are valued at the lower of cost and net realisable value.

E. Turnover

Turnover is recognised in the period in which services are provided in accordance with the terms of the contractual relationships with third parties. Turnover excludes value added tax and similar sales taxes.

F. Rebates and other amounts received from suppliers

Rebates and other amounts received from suppliers are treated as a deduction from the related operating costs or cost of assets acquired.

G. Tangible fixed assets and depreciation

Fixed assets are carried at cost less provision for impairment and depreciation, which is provided on their book values at rates calculated to write down each asset to its residual value over its estimated remaining useful life on a straight line basis, within the following ranges:

- freehold buildings and long-term leasehold property; 2% per annum – freehold land is not depreciated;
- short-term leasehold property: the life of the lease;
- plant and machinery: 8% to 33% per annum; and
- fixtures and fittings: 8% to 33% per annum.

H. Investments

Except as stated below, investments held as fixed assets are stated at cost, less any provision for impairment in value, and investments held by the Company are stated at historical currency cost and translated into sterling in accordance with the policy set out in note C above.

In the consolidated accounts, shares in associated undertakings are accounted for using the equity method. The consolidated profit and loss account includes the Group's share of the pre-tax profits and attributable taxation of the associated undertakings. In the consolidated balance sheet, the investment in associated undertakings is shown at the Group's share of the net assets of the associated undertakings. Goodwill arising on the acquisition of an associate is capitalised as part of the carrying amount in the consolidated balance sheet and amortised over its estimated useful life. Prior to the implementation of FRS 9 and FRS 10, such goodwill was written off to reserves as a matter of accounting policy (see note B above).

I. Pension costs and other post-retirement benefits

Defined contribution pension costs charged to the profit and loss account represent contributions payable in respect of the period.

Pension costs and other post-retirement benefits, which are periodically calculated by professionally qualified actuaries, are charged against profits so that the expected costs of providing pensions are recognised during the period in which benefit is derived from the employees' services.

Any pension surplus or deficit identified at the date of the last actuarial valuation is being amortised over the average estimated remaining service lives of employees in accordance with SSAP 24.

1 Accounting policies continued

J. Tax

Current tax, including UK corporation tax and overseas tax, is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is provided at the anticipated tax rates on timing differences arising from the inclusion of items of income and expenditure in tax computations in periods different from those in which they are included in the financial statements.

Deferred tax is recognised in respect of the retained earnings of overseas subsidiaries and associates only to the extent that, at the balance sheet date, dividends have been accrued as receivable or a binding agreement to distribute past earnings in future has been entered into by the subsidiary or associate.

Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. The Group has adopted the policy of discounting deferred tax balances as permitted by FRS 19. The discount rates used reflect the post-tax yields to maturity that can be obtained on government bonds with similar maturity dates and currencies to those of the deferred tax assets or liabilities.

Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered.

K. Leases

Assets held under finance leases and hire purchase contracts are capitalised at their fair value on the inception of the leases and depreciated over their estimated useful lives. The finance charges are allocated over the period of the lease in proportion to the capital amount outstanding.

Rental costs under operating leases are charged to the profit and loss account in equal annual amounts over the period of the leases.

L. Financial instruments

Financial assets and liabilities, including derivative financial instruments, denominated in foreign currencies are translated into sterling at year end exchange rates. Gains and losses on translation into sterling are dealt with in accordance with the policy set out in note C above.

Interest rate swaps are not revalued to fair value or shown on the balance sheet at the year end. Income and expenses arising from interest rate swaps are matched against the interest costs arising on the loans for which they are providing a hedge.

Premiums, discounts and front-end fees on financial assets and liabilities are amortised through the profit and loss account over the life of the asset or liability.

Interest rate swap monetisation receipts are deferred and amortised through the profit and loss account over the life of the related swap.

NOTES TO THE FINANCIAL STATEMENTS
CONTINUED

2 Turnover, operating profit and net assets	Continuing operations £m	Acquisitions £m	2005 £m	2004 £m
Turnover				
Foodservice:				
Geographical analysis:				
– North America	3,885	52	3,937	3,531
– United Kingdom	3,292	–	3,292	3,092
– Continental Europe and rest of the world	5,459	16	5,475	5,149
	12,636	68	12,704	11,772
Total operating profit: Group and share of associated undertakings				
Before goodwill amortisation and exceptional items				
Foodservice:				
– The Company and its subsidiary undertakings				
Continuing	708	1	709	771
– Associated undertakings				
Continuing	2	–	2	2
Discontinued	–	–	–	2
	710	1	711	775
Geographical analysis:				
– North America				
The Company and its subsidiary undertakings				
Continuing	206	1	207	190
Associated undertakings	–	–	–	–
– United Kingdom				
The Company and its subsidiary undertakings	205	–	205	294
Associated undertakings	1	–	1	1
– Continental Europe and rest of the world				
The Company and its subsidiary undertakings	297	–	297	287
Associated undertakings				
Continuing	1	–	1	1
Discontinued	–	–	–	2
	710	1	711	775
Amortisation of goodwill – continuing operations				
– North America	(49)	–	(49)	(48)
– United Kingdom	(157)	–	(157)	(156)
– Continental Europe and rest of the world	(63)	–	(63)	(71)
	(269)	–	(269)	(275)
Exceptional items – continuing operations				
– Continental Europe and rest of the world (note 4)	(140)	–	(140)	–
Total goodwill amortisation and exceptional items	(409)	–	(409)	(275)
Total operating profit: Group and share of associated undertakings	301	1	302	500

Total operating profit after goodwill amortisation and exceptional items for the year ended 30 September 2005 relates to foodservice analysed as North America £158 million, UK £49 million and Continental Europe and the rest of the world £95 million (2004: £142 million, £139 million and £219 million respectively).

Certain minor reclassifications have been made to the previously reported geographical analysis of operations to align with the Group's current management structures.

NOTES TO THE FINANCIAL STATEMENTS
CONTINUED

2 Turnover, operating profit and net assets continued

	2005 £m	2004 £m
Net assets		
Foodservice:		
– North America	1,117	1,108
– United Kingdom	2,534	2,665
– Continental Europe and rest of the world	949	1,082
	4,600	4,855
Net debt	(2,316)	(2,373)
	2,284	2,482

3 Operating costs

	Continuing operations £m	Acquisitions £m	2005 £m	Continuing operations 2004 £m
Movement in stocks of finished goods and work in progress	16	–	16	28
Raw materials and consumables	4,780	28	4,808	4,406
Other external charges	1,949	6	1,955	1,704
Staff costs	4,931	32	4,963	4,605
Depreciation of tangible fixed assets:				
– owned assets	286	1	287	245
– leased assets	11	–	11	13
Amortisation and other amounts written off intangible fixed assets:				
– amortisation of goodwill	269	–	269	275
– impairment of goodwill (note 4)	95	–	95	–
	12,337	67	12,404	11,276

	2005 £m	2004 £m
Other external charges include:		
Property lease rentals	81	81
Other occupancy rentals	145	123
Other asset rentals	76	73
Fees paid to the auditors:		
Audit and further assurance services	4	4
Tax services	2	2
	6	6

Fees paid to the Group auditors relate to fees for the Group and subsidiary audits of £3.6 million (2004: £3.6 million), further assurance services of £0.6 million (2004: £0.3 million), tax compliance services of £0.5 million (2004: £0.4 million), tax advisory services of £1.8 million (2004: £1.7 million) and other services of £nil (2004: £0.2 million).

As permitted by Section 230 of the Companies Act 1985, the profit and loss account of the parent company is not presented as part of these accounts. The consolidated profit for the year includes a profit after tax of £265 million (2004: £223 million) which is dealt with in the accounts of the parent company.

NOTES TO THE FINANCIAL STATEMENTS
CONTINUED

4 Exceptional items	2005 £m	2004 £m
Charged within operating profit:		
Middle East military business	45	–
Impairment of goodwill – Italy	95	–
	140	–
Charged after operating profit:		
Exceptional loss – disposal of businesses	1	–

The Group is reducing the scale of its military catering operations in the Middle East. Related asset write-downs and provisions have resulted in an exceptional charge of £45 million. In addition, the goodwill arising on the acquisition of Onama in Italy was impaired following a review of the profitability of the underlying business. Value in use was calculated by discounting cash flows at a rate of 7.2%.

The Group also disposed of 75% of Au Bon Pain in North America and the Gatwick Meridien hotel in the UK and paid further costs relating to previous disposals resulting in a net loss of £1 million.

The tax effect of exceptional items is shown in note 7.

5 Employees	2005 Number	2004 Number
The average number of employees, including part-time employees, was:		
Foodservice:		
United Kingdom	87,804	85,822
Overseas	322,270	316,553
	410,074	402,375

	2005 £m	2004 £m
The aggregate remuneration of all employees including directors comprised:		
Wages and salaries	4,262	3,963
Social security costs	623	572
Other pension costs	78	70
	4,963	4,605

Information on directors' remuneration, share options, long-term incentive plans, pension contributions and entitlements is set out in the audited section of the Remuneration Committee's Report on pages 30 to 35 and forms part of these financial statements.

6 Interest payable and similar charges	2005 £m	2004 £m
Bank loans and overdrafts	23	34
Other loans	109	99
Finance lease interest	2	2
	134	135

NOTES TO THE FINANCIAL STATEMENTS
CONTINUED

7 Tax on profit on ordinary activities	2005 £m	2004 £m
UK corporation tax at 30% (2004: 30%)	51	49
Overseas tax	109	105
UK tax on share of profits of associated undertakings	1	1
Overseas tax on share of profits of associated undertakings	1	2
Current tax charge on profit before goodwill amortisation and exceptional items	162	157
UK deferred tax	8	18
Impact of discounting UK deferred tax	(1)	(1)
Overseas deferred tax	27	17
Impact of discounting overseas deferred tax	(12)	(12)
	184	179
Adjustments in respect of prior years:		
UK corporation tax	(8)	10
Overseas tax	(51)	(32)
UK deferred tax	4	(2)
Overseas deferred tax	5	(3)
	(50)	(27)
Total tax charge before exceptional items	134	152
Exceptional items:		
UK corporation tax	(2)	–
UK deferred tax	5	–
Impact of discounting UK deferred tax	(2)	–
Overseas tax	3	–
Overseas deferred tax	(4)	–
Total exceptional tax	–	–
Tax on profit on ordinary activities after exceptional items	134	152

The main reasons for the prior year credit of £50 million are the recognition of reliefs associated with past acquisitions and also the successful resolution during the course of the year of several significant issues, principally overseas.

Factors affecting the future tax charge
In 2006 the Group will report under IFRS. The main factors affecting the future tax charge under IFRS are addressed in the Financial Review on pages 6 to 13.

	2005 %	2004 %
Reconciliation of the UK statutory tax rate to the effective current tax rate		
Tax charge on profit on ordinary activities before goodwill amortisation and exceptional items at the UK statutory rate of 30%	30	30
Increase/(decrease) resulting from:		
Permanent items	2	1
Amortisation of tax deductible goodwill	(2)	(2)
Overseas taxes at higher rates	3	2
Losses brought forward	(2)	(5)
Capital allowances for the period in excess of depreciation charged	–	(1)
Tax credits	(1)	–
Other timing differences	(2)	(1)
Current tax rate on profit before goodwill amortisation and exceptional items	28	24
Non-deductible goodwill amortisation and exceptional items	67	18
Current tax rate on profit before taxation	95	42

The current tax rate on profit before taxation above represents the current tax charge on profit before goodwill amortisation and exceptional items, £162 million (2004: £157 million) plus current taxes within total exceptional tax, net £1 million (2004: £nil) as a percentage of the profit on ordinary activities before taxation, £171 million (2004: £370 million).

NOTES TO THE FINANCIAL STATEMENTS
CONTINUED

8 Dividends	Per share	2005 £m	Per share	2004 £m
Dividends on ordinary shares of 10p each:				
Interim	3.3p	71	3.1p	66
Proposed final	6.5p	140	6.2p	134
	9.8p	211	9.3p	200

9 Earnings per share	Attributable profit 2005 £m	Average number of shares 2005 Millions	Earnings per share 2005 Pence	Attributable profit 2004 £m	Average number of shares 2004 Millions	Earnings per share 2004 Pence
Basic earnings per share	1	2,156	0.0	180	2,158	8.3
Effect of dilutive share options	–	2	0.0	–	7	0.0
Diluted earnings per share	1	2,158	0.0	180	2,165	8.3
Reconciliation of earnings per share to exclude goodwill amortisation and exceptional items						
Basic earnings per share	1	2,156	0.0	180	2,158	8.3
Effect of goodwill amortisation (net of tax)	269	–	12.6	275	–	12.8
Effect of goodwill impairment (net of tax)	95	–	4.4	–	–	–
Effect of exceptional items (net of tax)	46	–	2.1	–	–	–
Basic earnings per share excluding goodwill amortisation and exceptional items	411	2,156	19.1	455	2,158	21.1
Diluted earnings per share	1	2,158	0.0	180	2,165	8.3
Effect of goodwill amortisation (net of tax)	269	–	12.5	275	–	12.7
Effect of goodwill impairment (net of tax)	95	–	4.4	–	–	–
Effect of exceptional items (net of tax)	46	–	2.1	–	–	–
Diluted earnings per share excluding goodwill amortisation and exceptional items	411	2,158	19.0	455	2,165	21.0

Earnings per share excluding goodwill amortisation and exceptional items has been shown to disclose the impact of these on underlying earnings.

10 Intangible fixed assets	£m
Goodwill – Group	
Cost	
At 1 October 2004	5,244
Additions arising from acquisitions	115
Disposals	(43)
Currency adjustment	35
At 30 September 2005	5,351
Amortisation	
At 1 October 2004	1,021
Charge for the year	269
Impairment (note 4)	95
Disposals	(12)
Currency adjustment	9
At 30 September 2005	1,382
Net book amount	
At 30 September 2005	3,969
At 30 September 2004	4,223

Additions to goodwill arising from acquisitions relate to the acquisitions shown in note 21. Goodwill on acquisitions is being amortised over periods of up to 20 years which are considered to be the estimated useful lives.

NOTES TO THE FINANCIAL STATEMENTS
CONTINUED

11 Tangible fixed assets

	Freehold land and buildings £m	Long leasehold property £m	Short leasehold property £m	Plant and machinery £m	Fixtures and fittings £m	Total £m
Group						
Cost						
At 1 October 2004	493	61	391	1,447	770	3,162
Currency adjustment	–	–	5	18	8	31
Additions	14	1	21	203	112	351
Disposals	(9)	(3)	(7)	(154)	(46)	(219)
Business disposals	–	–	(25)	(53)	(6)	(84)
Transfer between categories	–	1	5	(18)	12	–
At 30 September 2005	498	60	390	1,443	850	3,241
Depreciation						
At 1 October 2004	95	7	69	796	390	1,357
Currency adjustment	–	–	2	10	4	16
Charge for the year	11	2	14	177	89	293
Exceptional item	–	–	–	5	–	5
Disposals	–	–	(1)	(133)	(46)	(180)
Business disposals	–	–	(3)	(21)	(3)	(27)
Transfer between categories	–	1	5	(6)	–	–
At 30 September 2005	106	10	86	828	434	1,464
Net book amount						
At 30 September 2005	392	50	304	615	416	1,777
At 30 September 2004	398	54	322	651	380	1,805

The net book amount of the Group's tangible fixed assets includes, in respect of assets held under finance leases, freehold buildings and long and short leasehold property £9 million (2004: £9 million), plant and machinery £37 million (2004: £34 million) and fixtures and fittings £3 million (2004: £3 million).

12 Investments held as fixed assets

	Group	Company
	Investment in associated undertakings £m	Investment in subsidiary undertakings £m
Cost and net book value		
At 1 October 2004	30	785
Additions	4	–
Investment in associated undertaking retained on disposal of subsidiary	15	–
Share of retained profits less losses	–	–
Dividends received	(4)	–
Currency and other adjustments	6	–
At 30 September 2005	51	785

Investment in associated undertakings includes £15 million being the remaining 25% of the Group's share of Au Bon Pain which is incorporated in the USA and is unlisted.

13 Stocks

	2005 £m	2004 £m
Group		
Food and beverage stocks	185	207
Other stocks	78	72
	263	279

NOTES TO THE FINANCIAL STATEMENTS
CONTINUED

14 Debtors	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
Amounts falling due within 1 year				
Trade debtors	**1,318**	1,186	**–**	–
Amounts owed by subsidiary companies	**–**	–	**4,217**	4,089
Amounts owed by associated undertakings	**2**	1	**–**	–
Group relief receivable	**–**	–	**34**	49
Overseas tax recoverable	**9**	12	**–**	–
Other debtors	**141**	153	**–**	–
Prepayments and accrued income	**222**	216	**–**	–
	1,692	1,568	**4,251**	4,138
Amounts falling due after more than 1 year				
Other debtors	**199**	189	**–**	–
Overseas tax recoverable	**–**	3	**–**	–
Deferred tax	**77**	95	**–**	–
	276	287	**–**	–

Other debtors includes an amount of £7,000 which is owed by Alain Dupuis, who was a director at 30 September 2005.

Deferred tax

Deferred tax has been provided throughout the Group in accordance with the accounting policy shown in note 1(J).

The closing total deferred tax balance is analysed as follows:

	Provided 2005 £m	Provided 2004 £m
Deferred tax analysis		
Group		
Deferred tax assets		
UK capital allowances in excess of depreciation	**(10)**	(10)
UK short-term timing differences	**73**	72
UK other timing differences	**(7)**	–
Overseas tax deductible intangible assets	**(80)**	(80)
Overseas tax depreciation in excess of book depreciation	**(18)**	(17)
Overseas short-term timing differences	**46**	60
Discount on UK and overseas timing differences	**73**	70
	77	95
Deferred tax liabilities (note 18)		
Overseas tax depreciation in excess of book depreciation	**(17)**	–
Net deferred tax	**60**	95

	Group £m
The movements on total deferred tax are as follows:	
At 1 October 2004	**95**
Arising from acquisitions	**(1)**
Arising from disposals	**(3)**
Charged to profit and loss account	**(30)**
Credited to profit and loss reserve	**3**
Other movements	**(4)**
At 30 September 2005	**60**

The Group has deferred tax assets of £80 million (2004: £73 million) that have not been recognised as the timing of recovery is uncertain. The Company has an unprovided deferred tax asset of £nil (2004: £13 million).

NOTES TO THE FINANCIAL STATEMENTS
CONTINUED

15 Creditors – amounts falling due within 1 year	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
Loan notes	82	19	54	–
Bank loans	19	66	5	46
Bank overdrafts	33	14	272	225
Obligations under finance leases	15	16	–	–
Trade creditors	1,035	926	–	–
Amounts owed to subsidiary companies	–	–	1,256	1,198
Amounts owed to associated undertakings	2	2	–	–
Corporation tax	232	211	–	–
Overseas tax	101	142	–	–
Other tax and social security costs	220	203	–	–
Other creditors	258	264	–	–
Deferred consideration	13	14	–	–
Accruals and deferred income	850	861	74	83
Proposed dividend	140	134	140	134
	3,000	2,872	1,801	1,686

16 Creditors – amounts falling due after more than 1 year	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
Bonds	1,339	1,348	1,306	1,312
Loan notes	487	550	467	510
Bank loans	623	588	675	591
Obligations under finance leases	36	38	–	–
Other creditors	40	44	–	–
Deferred consideration	15	27	–	–
Accruals and deferred income	51	70	59	80
	2,591	2,665	2,507	2,493

All amounts due under bonds, loan notes and bank facilities are shown net of unamortised issue costs.

Bonds are unsecured and consist of the following:
- Euro Eurobond with nominal value €750 million redeemable in 2009 and bearing interest at 6.0% per annum
- Sterling Eurobond with nominal value £200 million redeemable in 2010 and bearing interest at 7.125% per annum
- Sterling Eurobond with nominal value £325 million redeemable in 2012 and bearing interest at 6.375% per annum
- Sterling Eurobond with nominal value £250 million redeemable in 2014 and bearing interest at 7.0% per annum.

The bond redeemable in 2014 is recorded at its fair value to the Group on acquisition in 2000.

The Group has fixed term, fixed interest private placements totalling US$991 million (£560 million) at interest rates between 5.11% and 7.955%. US$618 million (£349 million) is repayable in 5 to 10 years.

NOTES TO THE FINANCIAL STATEMENTS
CONTINUED

16 Creditors – amounts falling due after more than 1 year continued

Maturity of financial liabilities and other creditors falling due after more than 1 year as at 30 September 2005 is as follows:

	2005				2004			
	Bonds and loan notes £m	Loans and overdrafts £m	Other £m	Total £m	Bonds and loan notes £m	Loans and overdrafts £m	Other £m	Total £m
Group								
In more than 1 year but not more than 2 years	**30**	**29**	**98**	**157**	75	5	79	159
In more than 2 years but not more than 5 years	**818**	**589**	**35**	**1,442**	627	574	82	1,283
In more than 5 years	**978**	**5**	**9**	**992**	1,196	9	18	1,223
	1,826	**623**	**142**	**2,591**	1,898	588	179	2,665
In 1 year or less, or on demand	**82**	**52**	**28**	**162**	19	80	30	129
	1,908	**675**	**170**	**2,753**	1,917	668	209	2,794

	2005				2004			
	Bonds and loan notes £m	Loans and overdrafts £m	Other £m	Total £m	Bonds and loan notes £m	Loans and overdrafts £m	Other £m	Total £m
Company								
In more than 1 year but not more than 2 years	**27**	**5**	**18**	**50**	53	5	22	80
In more than 2 years but not more than 5 years	**817**	**665**	**34**	**1,516**	627	577	46	1,250
In more than 5 years	**929**	**5**	**7**	**941**	1,142	9	12	1,163
	1,773	**675**	**59**	**2,507**	1,822	591	80	2,493
In 1 year or less, or on demand	**54**	**277**	**–**	**331**	–	271	–	271
	1,827	**952**	**59**	**2,838**	1,822	862	80	2,764

	Group		Company	
	2005 £m	2004 £m	2005 £m	2004 £m
Bank loans				
Repayable by instalments in more than 5 years	**5**	9	**5**	9
Repayable by instalments within 5 years	**24**	23	**23**	23
Less: amounts falling due within 1 year	**(5)**	(5)	**(5)**	(5)
Amounts repayable by instalments falling due after more than 1 year	**24**	27	**23**	27
Repayable otherwise than by instalments within 5 years	**613**	622	**652**	605
Less: amounts falling due within 1 year	**(14)**	(61)	**–**	(41)
Amounts repayable otherwise than by instalments falling due after more than 1 year	**599**	561	**652**	564

The Group had the following undrawn committed borrowing facilities at 30 September:

	2005 £m	2004 £m
Expiry date:		
In more than 2 years but not more than 5 years	**997**	971
	997	971

17 Financial Instruments

A discussion of the Group's objectives, policies and strategies with regard to financial instruments can be found in the Financial Review on pages 6 to 13. Short-term debtors and creditors arising directly from the Group's operations are excluded from the following disclosures, as permitted by FRS 13.

The disclosures in notes (a) and (b) below have been made after taking account of interest rate swaps, currency swaps and forward contracts.

(a) Interest rate and currency of financial liabilities

	Deferred consideration £m	Finance leases £m	Other financial liabilities £m	Fixed rate borrowings £m	Floating rate borrowings £m	Total gross borrowings £m	Fixed rate borrowings: Weighted average interest rate %	Fixed rate borrowings: Weighted average time for which rate is fixed Years
30 September 2005								
Sterling	11	2	7	50	725	775	7.1%	2.0
US Dollar	11	25	15	662	223	885	4.8%	3.3
Euro	2	21	4	385	27	412	4.0%	2.5
Japanese Yen	–	1	2	80	31	111	0.4%	1.4
Other currencies	4	2	12	258	109	367	3.1%	1.5
	28	51	40	1,435	1,115	2,550	4.1%	2.6
30 September 2004								
Sterling	23	2	11	60	65	125	7.0%	5
US Dollar	10	23	15	744	421	1,165	4.1%	2.5
Euro	4	23	6	515	157	672	4.0%	2.1
Japanese Yen	–	2	2	85	39	124	0.3%	1.5
Other currencies	4	4	10	333	152	485	3.5%	1.2
	41	54	44	1,737	834	2,571	3.9%	2.1

Floating rate borrowings bear interest at rates linked to LIBOR or its foreign equivalents.

(b) Interest rate and currency of financial assets

	2005 Cash, net of overdrafts £m	2005 Other financial assets £m	2004 Cash, net of overdrafts £m	2004 Other financial assets £m
Sterling	154	5	81	9
US Dollar	–	1	32	22
Euro	54	5	39	16
Japanese Yen	6	–	13	–
Other currencies	71	2	87	6
	285	13	252	53

Overdrafts principally arise as a result of uncleared transactions and accordingly have been netted off against cash balances in the above disclosure. Interest on short-term deposits and bank overdrafts is at the relevant money market rates. Other financial assets do not bear interest.

NOTES TO THE FINANCIAL STATEMENTS
CONTINUED

17 Financial Instruments continued

(c) Foreign currency risk

After taking into account the effects of forward foreign exchange contracts and cross currency swaps, the Group has no significant currency exposures generating gains or losses that would be recognised in the profit and loss account.

(d) Fair values of financial instruments

The fair values of the interest rate swaps and forward foreign currency contracts have been determined by reference to prices available from the markets on which the instruments involved are traded. All the other fair values shown above have been calculated by discounting cash flows at prevailing interest rates.

	2005		2004	
	Book value £m	Fair value £m	Book value £m	Fair value £m
Financial instruments held or issued to finance the Group's operations:				
Bank loans	642	642	654	654
Bonds	1,320	1,387	1,328	1,385
Loan notes	575	602	569	615
Obligations under finance leases	51	51	54	54
Deferred consideration	28	28	41	41
Cash at bank and in hand	(318)	(318)	(266)	(266)
Bank overdrafts	33	33	14	14
	2,331	2,425	2,394	2,497
Financial instruments held to manage the interest rate and currency profile:				
Interest rate swaps	–	(20)	–	14
Cross currency swaps	13	23	20	30
	13	3	20	44

Fair values of debtors and creditors due after more than 1 year are not significantly different from their book values.

(e) Interest rate risk hedging

	2005			2004		
	Gains £m	Losses £m	Net £m	Gains £m	Losses £m	Net £m
Unrecognised gains/(losses) arising under interest rate and currency swaps:						
Interest rate swaps	47	(27)	20	18	(32)	(14)
Currency swaps and forward contracts	–	(10)	(10)	–	(13)	(13)

	2005			2004		
	Gains £m	Losses £m	Net £m	Gains £m	Losses £m	Net £m
Anticipated income/(expense) arising in the following year:						
Interest rate swaps	14	(11)	3	7	(19)	(12)
Currency swaps and forward contracts	6	(5)	1	2	(9)	(7)

In addition to the amounts disclosed above, a gain of £70 million in respect of terminated interest rate swaps was deferred in the balance sheet as at 30 September 2005 pending its recognition in the profit and loss account (2004: £90 million). Of this carried forward amount, gains of £19 million are expected to be recognised in the profit and loss account in the 2006 financial year. The termination payment received is being spread over the life of the underlying exposure.

NOTES TO THE FINANCIAL STATEMENTS
CONTINUED

18 Provisions for liabilities and charges	Pensions and other post-employment benefits £m	Insurance £m	Onerous contracts £m	Legal and other claims £m	Environmental £m	Deferred tax £m	Total £m
At 1 October 2004	253	38	31	52	11	–	385
Arising from acquisitions	2	–	–	1	–	–	3
Expenditure in the year	(26)	(5)	(6)	(3)	–	–	(40)
Charged to profit and loss account	19	6	–	4	–	–	29
Credited to profit and loss account	(1)	–	(2)	(1)	–	(1)	(5)
Reclassified	4	(1)	–	1	–	18	22
Currency adjustment	2	–	1	1	–	–	4
At 30 September 2005	253	38	24	55	11	17	398

Pensions and other post-employment benefits and insurance relate to the costs of self-funded pension schemes or statutory retirement benefits and self-funded insurance schemes respectively and are essentially long-term in nature. Onerous contracts represent the liabilities in respect of short and long-term leases on non-utilised properties and other contracts lasting under 5 years. Legal and other claims relate principally to provisions for the cost of litigation and sundry other claims. The timing of the settlement of these claims is uncertain. Environmental provisions are in respect of liabilities relating to the Group's responsibility for maintaining its operating sites in accordance with statutory requirements and the Group's aim to have a low impact on the environment. These provisions are expected to be utilised as operating sites are disposed of or as other events arise.

19 Called up share capital	2005 Number	2005 £m	2004 Number	2004 £m
Authorised:				
– Ordinary shares of 10p each	3,000,010,000	300	3,000,010,000	300
– Redeemable preference shares of £1 each	–	–	49,998	–
Allotted and fully paid:				
– Ordinary shares of 10p each	2,155,661,135	216	2,155,345,032	216

	Number of shares
Ordinary shares of 10p each allotted as at 1 October 2004	2,155,345,032
Ordinary shares allotted during the year on exercise of share options	316,103
Ordinary shares of 10p each allotted as at 30 September 2005	2,155,661,135

NOTES TO THE FINANCIAL STATEMENTS
CONTINUED

19 Called up share capital continued

Share option schemes

During the year 5,940,000 options were granted under the Compass Share Option Plan and 22,856,776 options under the Compass Group Management Share Option Plan. All options were granted over the Company's ordinary shares and the grant price was equivalent to the market value of the Company's shares at the date of grant. 6,700,140 options were granted under the Compass Group UK Savings-Related Share Option Scheme and 7,239,212 options under the International Sharesave Plans. These grants were made at 80% of the market value at the time of grant.

At 30 September 2005, employees held options over a total of 167,966,072 ordinary shares under all of the Group's share option plans as follows:

Number of shares	Option price per share (Pence)	Exercisable
Executive and Management Share Option Plans		
69,244	310.29	1 July 1999 – 30 June 2006
121,695	314.98	10 December 1999 – 09 December 2006
198,421	324.91	17 December 2000 – 16 December 2007
270,051	338.27	11 December 2001 – 10 December 2008
69,244	444.76	17 June 2002 – 16 June 2009
7,159,754	312.80*	16 September 2002 – 15 September 2009
3,353,463	316.10*	29 September 2002 – 28 September 2009
650,118	391.70	25 November 2002 – 24 November 2009
13,849	431.40	22 December 2002 – 21 December 2009
355,072	394.00*	3 February 2003 – 2 February 2010
160,616	413.00	8 February 2003 – 7 February 2007
19,122,387	371.60	13 September 2003 – 12 September 2010
515,000	524.50	28 May 2004 – 27 May 2011
13,586,050	430.00	19 September 2004 – 18 September 2011
14,844,200	422.00	23 May 2005 – 22 May 2012
5,505,268	292.50	30 September 2005 – 29 September 2012
1,325,650	313.75	4 December 2005 – 3 December 2012
21,163,400	320.00	28 May 2006 – 27 May 2013
710,000	356.00	3 December 2006 – 2 December 2013
2,496,450	356.00	3 December 2006 – 2 December 2013
2,000,000	333.50	7 June 2007 – 6 June 2014
16,545,510	316.25	3 August 2007 – 2 August 2014
1,750,000	316.25	3 August 2007 – 2 August 2014
22,708,676	229.25	1 December 2007 – 30 November 2014
5,940,000	229.25	1 December 2007 – 30 November 2014
140,634,118		

NOTES TO THE FINANCIAL STATEMENTS
CONTINUED

19 Called up share capital continued

Number of shares	Option price per share (Pence)	Exercisable
UK and International Sharesave Plans		
877,687	436.00	1 September 2006 – 28 February 2009
172,247†	436.00	1 September 2006 – 28 February 2009
1,613,721	336.00	1 September 2005 – 28 February 2010
882,702†	336.00	1 September 2005 – 28 February 2008
1,006,758	290.20	1 September 2006 – 28 February 2011
859,430†	290.20	1 September 2006 – 28 February 2009
1,911,171†	290.20	1 September 2006
85,114†	290.20	28 February 2007
2,035,570	266.80	1 September 2007 – 28 February 2012
1,551,354†	266.80	1 September 2007 – 28 February 2010
2,362,240†	266.80	1 September 2007
77,156†	266.80	4 September 2007
6,657,592	179.20	1 September 2008 – 28 February 2013
2,277,296†	179.20	1 September 2008 – 28 February 2011
4,758,647†	179.20	1 September 2008
203,269†	179.20	1 September 2008
27,331,954		

* Options granted over ordinary shares in Compass Group Holdings PLC ('CGH'). Under its articles of association, any CGH ordinary shares which are issued on exercise are automatically transferred to the Company in consideration of the issue of Compass Group PLC ordinary shares on the basis of 1.835 for every CGH share. Numbers and prices given are relative to Compass Group PLC.

† Options granted under the international sharesave plan represent appreciation rights over the number of shares shown. In the event of exercise, holders will receive a number of shares calculated by reference to the increase in the market price at the time of exercise over the option price.

An analysis of options held by directors at 30 September 2005 is set out in the Remuneration Committee's report on pages 34 and 35.

20 Reserves	Share premium account £m	Capital redemption reserve £m	Merger reserve £m	Consolidated profit and loss reserve: Before goodwill written off £m	Consolidated profit and loss reserve: Goodwill written off £m	Consolidated profit and loss reserve: Total £m
Group						
At 1 October 2004	93	9	4,170	127	(2,132)	(2,005)
Currency translation differences	–	–	–	24	(15)	9
Tax on currency translation differences	–	–	–	2	–	2
Premium on ordinary shares issued, net of expenses	1	–	–	–	–	–
Amounts transferred from reserves	–	–	–	(210)	–	(210)
At 30 September 2005	94	9	4,170	(57)	(2,147)	(2,204)

Currency translation differences are net of £26 million of exchange losses on loans which have been offset in reserves against gains of £35 million on retranslation of overseas net assets.

Goodwill written off represents the excess of the consideration for the operations acquired prior to 1 October 1998 over the fair value of the net assets acquired. The goodwill has been written off to profit and loss reserve on consolidation.

The merger reserve arose in 2000 following the demerger from Granada Compass plc.

Own shares held by the Group represent 827,458 shares in Compass Group PLC (2004: 324,162 shares). All shares are held by the Compass Group Employee Share Trust ('ESOP'). These shares are listed on a recognised stock exchange and their market value at 30 September 2005 was £2 million (2004: £1 million). The nominal value held at 30 September 2005 was £80,000 (2004: £30,000).

The ESOP is a discretionary trust for the benefit of employees and the shares held are used to satisfy some of the Group's liabilities to employees for share options, share bonus and long-term incentive plans. All of the shares held by the ESOP are required to be made available in this way.

NOTES TO THE FINANCIAL STATEMENTS
CONTINUED

20 Reserves continued

	Share premium account £m	Capital redemption reserve £m	Profit and loss reserve £m
Company			
At 1 October 2004	93	9	426
Premium on ordinary shares issued, net of expenses	1	–	–
Amount transferred to reserves	–	–	54
At 30 September 2005	94	9	480

21 Acquisitions

Businesses acquired during the year are shown below.

Adjustments have been made to reflect the provisional fair value of assets and liabilities acquired as follows:

	Dates	Consideration and costs £m	Net assets acquired £m	Fair value adjustments £m	Accounting policy realignment £m	Fair value of assets acquired £m	Goodwill £m
Further purchases of 30% of Onama	December 2004	42	(15)	–	–	(15)	57
HDS Services, Inc	January 2005	20	(2)	(1)	–	(3)	23
Others		43	14	(1)	(3)	10	33
Total acquisitions in the year		105	(3)	(2)	(3)	(8)	113
Adjustments to prior periods:							
Deferred consideration payable		4	–	–	–	–	4
Adjustments to net assets acquired		–	–	2	–	2	(2)
		4	–	2	–	2	2
		109	(3)	–	(3)	(6)	115

	Net assets acquired £m	Fair value adjustments £m	Accounting policy realignment £m	Fair value to the Group £m
Tangible fixed assets	1	(1)	–	–
Investments	4	(1)	–	3
Debtors	6	2	–	8
Cash	2	–	–	2
Creditors	(9)	(1)	–	(10)
Provisions	(1)	(2)	–	(3)
Tax	–	3	(3)	–
Minority interests	(6)	–	–	(6)
	(3)	–	(3)	(6)

All acquisitions were accounted for under the acquisition method of accounting.

Fair value adjustments principally relate to asset valuation adjustments, recognising pension commitments and other liabilities not previously recorded.

Adjustments made to the fair value of assets of businesses acquired in 2005 are provisional owing to the short period of ownership. Adjustments to prior year acquisitions relate to the restatement of the values of assets and liabilities in the light of knowledge arising from a more extended period of ownership and additional consideration and costs, all in respect of acquisitions made during the year ended 30 September 2004.

There was no material difference between operating profits arising from acquisitions and cash flows contributed by those acquisitions.

NOTES TO THE FINANCIAL STATEMENTS
CONTINUED

22 Pensions

Pension schemes operated

The Group operates a number of pension arrangements throughout the world which have been developed in accordance with statutory requirements and local customs and practices. The majority of schemes are self administered and the schemes' assets are held independently of the Group's finances. Pension costs are assessed in accordance with the advice of independent, professionally qualified actuaries. The Group makes employer contributions to the various schemes in existence within the range of 6%-35% of pensionable salaries.

UK schemes

Within the UK there are three main arrangements:
(i) Compass Group Final Salary Pension Plan, 'the Plan'
(ii) Compass Pension Scheme, 'the Scheme'
(iii) Compass Retirement Income Savings Plan, 'CRISP'

CRISP was launched on 1 February 2003. This is the main vehicle for pension provision for new joiners in the UK but existing members of the Plan and the Scheme will continue to accrue benefits under those arrangements. CRISP is a contracted-in money purchase arrangement whereby the Group will match employee contributions up to 6% of pay (minimum 3%).

The Plan and the Scheme are defined benefit arrangements operated on a prefunded basis. The funding policy is to contribute such variable amounts, on the advice of the Actuary, as achieves a 100% funding level on a projected salary basis. The actuarial assessments covering expense and contributions are carried out by independent qualified actuaries.

The Scheme was set up from 1 February 2001 to mirror the Granada Pension Scheme and accept the seamless transfer of pension rights for the former Granada Compass PLC employees who transferred to Compass Group PLC. All accrued rights in respect of the Granada Pension Scheme of and in respect of the employees and former employees (including pensioners) of, or who are attributed to, the hospitality businesses previously owned by Granada Compass PLC were transferred to the Scheme together with an agreed share of all the assets of the Granada Pension Scheme under the terms of a specific agreement. The share of assets was determined on a 'share of fund' basis, whereby the assets transferred were in the same proportion of all the relevant assets of the Granada Pension Scheme as the liabilities transferred to the Scheme bear to the whole of the relevant liabilities of the Granada Pension Scheme. This has been calculated as approximately 30% but is subject to the final agreement between the actuaries of the respective Schemes and to all applicable legal and Inland Revenue requirements being met. An interim transfer was made at the end of October 2001 and a further payment in June 2003. The final transfer of assets adjustment of around £3 million is expected to be completed in the near future.

Overseas schemes

In the USA the main plan is a defined benefit plan. The funding policy, in accordance with government guidelines, is to contribute such variable amounts, on the advice of the actuary, as achieves a 100% funding level on a projected salary basis. In Denmark, the Netherlands and Ireland the Group operates insured defined benefit pension plans where the Group contributions represent the insurance companies' assessment of the annual cost of the benefits earned in that year. In Switzerland the Group participates in funded defined benefit arrangements.

In other countries Group employees participate primarily in state arrangements to which the Group makes the appropriate contributions.

Regular pension costs – SSAP24

The pension cost of these plans for the year was £78 million (2004: £70 million).

Of the total cost of £78 million, £52 million (2004: £48 million) relates to defined benefit schemes and £26 million (2004: £22 million) relates to defined contribution schemes.

The pension cost of the Plan for the year to 30 September 2005 has been assessed in accordance with the advice of professionally qualified consulting actuaries based in the UK on an actuarial valuation at 5 April 2004. This was made using the projected unit credit method. The pension cost of the Scheme for the year to 30 September 2005 has been similarly assessed based on an actuarial valuation at 5 April 2004.

The most significant actuarial assumptions adopted for determining pension costs and contributions were as follows:
(i) Rate of return on investments pre-retirement 8.5% per annum, and post-retirement 5.25% per annum.
(ii) Rate of increase in pensionable pay 3.25% per annum
(iii) Rate of increase in pension 2.75% per annum

The asset valuation method used was the market value approach. The market value of the Plan's assets was £212 million as at 5 April 2004. The results of the valuation on the above basis showed that the value of the assets at 5 April 2004 represented 87% of the value of the accrued benefits after allowing for expected future increases in pensionable pay and pensions. Payments to the Plan in the year total £10 million (2004: £10 million) more than the profit and loss pension cost, consequently, this amount is included within prepayments. The total prepayment is £34 million (2004: £24 million). The market value of the Scheme's assets as at 5 April 2004 was £466 million. The results of the valuation on the above basis showed that the value of the assets represented 95% of the value of the accrued benefits at 5 April 2004 after allowing for expected future increases in pensionable pay and pensions. Payments to the Scheme total £13 million (2004: £4 million) more than the profit and loss pension cost which has been charged against provisions for liabilities and charges.

There have been no material changes to the pension arrangements since the valuation and review dates although a review is currently in progress. The assets are held in separate funds administered by trustees and are independent of the Group's finances.

The assets in the US Group final salary pension plan had a market value of $105 million as at 30 June 2005 representing 61% of the accrued benefits under the scheme, after allowing for expected future increases in pensionable pay and pensions in the course of payment. The actuarial method used to value this scheme is the projected unit credit method. The most significant assumptions used for the US Group final salary pension plan were:
(i) Expected rate of return on assets 8.5% per annum
(ii) Rate of increase in pensionable salaries 4.0% per annum
(iii) Discount rate 5.0% per annum

NOTES TO THE FINANCIAL STATEMENTS
CONTINUED

22 Pensions continued
The amount charged to the profit and loss account in respect of the US Group was £15 million (2004: £11 million) and the basis of this charge was in accordance with the advice of professionally qualified consulting actuaries based in the US.

At the balance sheet date outstanding employer and employee contributions for all schemes amount to £16 million and £nil respectively (2004: £15 million and £1 million respectively).

Unfunded pension liabilities
Unfunded pension liabilities have accrued for a total of 42 individuals. The total value of the unfunded liabilities at 30 September 2005 was £24 million (2004: £21 million) which has been provided for in full.

FRS 17 disclosures
Additional disclosures in respect of the Group's defined benefit pension schemes required under the transitional provisions of FRS 17 are set out below.

The defined benefit schemes are closed to new entrants. For these schemes the current service cost will increase under the projected unit credit method as the members of the schemes approach retirement.

Disclosures showing the assets and liabilities of the schemes are set out below. These have been calculated on the following assumptions:

	UK schemes			US schemes			Other schemes		
	At 30 Sep 2005	At 30 Sep 2004	At 30 Sep 2003	**At 30 Sep 2005**	At 30 Sep 2004	At 30 Sep 2003	**At 30 Sep 2005**	At 30 Sep 2004	At 30 Sep 2003
Rate of increase in salaries	**3.2%**	3.2%	3.3%	**4.0%**	4.0%	4.0%	**2.6%**	2.8%	3.0%
Rate of increase for pensions in payment/deferred pensions	**3.0%/2.7%***	3.0%/2.7%*	3.0%/2.8%*	**0.4%**	0.4%	0.2%	**0.8%**	0.8%	0.9%
Discount rate	**5.0%**	5.6%	5.9%	**5.5%**	6.0%	6.5%	**3.8%**	4.9%	5.0%
Inflation assumption	**2.7%**	2.7%	2.8%	**2.4%**	2.3%	2.0%	**1.8%**	1.9%	1.9%

* Varies according to the benefit structure.

The assets and liabilities of the major schemes operated by the Group and the effect that adoption of FRS 17 would have had on the Group's profit and loss reserve are shown below:

	UK schemes		US schemes		Other schemes		Total schemes	
30 September 2005	Long-term expected rate of return	£m	Long-term expected rate of return	£m	Long-term expected rate of return	£m	Long-term expected rate of return	£m
Equities	**7.5%**	**496**	**8.3%**	**53**	**6.2%**	**44**	**7.5%**	**593**
Bonds	**4.5%**	**310**	**5.0%**	**17**	**3.4%**	**65**	**4.3%**	**392**
Other assets	**4.0%**	**18**	**3.9%**	**1**	**3.0%**	**48**	**3.3%**	**67**
Market value		**824**		**71**		**157**		**1,052**
Liabilities		**(1,179)**		**(166)**		**(239)**		**(1,584)**
Deficit		**(355)**		**(95)**		**(82)**		**(532)**
Deferred tax asset		**107**		**33**		**29**		**169**
Net FRS 17 liability		**(248)**		**(62)**		**(53)**		**(363)**

Net FRS 17 liability	**(363)**
Reverse existing provisions/assets net of deferred tax	**175**
Reverse existing SSAP 24 prepayment for Group pension schemes	**(34)**
Net adjustment which would result from the adoption of FRS 17	**(222)**
Profit and loss reserve as reported	**(2,204)**
Profit and loss reserve on an FRS 17 basis	**(2,426)**

NOTES TO THE FINANCIAL STATEMENTS
CONTINUED

22 Pensions continued

30 September 2004	UK schemes Long-term expected rate of return	UK schemes £m	US schemes Long-term expected rate of return	US schemes £m	Other schemes Long-term expected rate of return	Other schemes £m	Total schemes Long-term expected rate of return	Total schemes £m
Equities	8.0%	399	8.0%	43	6.7%	38	7.9%	480
Bonds	5.0%	272	5.7%	16	3.9%	46	4.9%	334
Other assets	4.8%	1	2.2%	1	3.2%	34	3.2%	36
Market value		672		60		118		850
Liabilities		(952)		(143)		(181)		(1,276)
Deficit		(280)		(83)		(63)		(426)
Deferred tax asset		84		29		22		135
Net FRS 17 liability		(196)		(54)		(41)		(291)

Net FRS 17 liability	(291)
Reverse existing provisions/assets net of deferred tax	184
Reverse existing SSAP 24 prepayment for Group pension schemes	(24)
Net adjustment which would result from the adoption of FRS 17	(131)
Profit and loss reserve as reported	(2,005)
Profit and loss reserve on an FRS 17 basis	(2,136)

30 September 2003	UK schemes Long-term expected rate of return	UK schemes £m	US schemes Long-term expected rate of return	US schemes £m	Other schemes Long-term expected rate of return	Other schemes £m	Total schemes Long-term expected rate of return	Total schemes £m
Equities	6.5%	405	8.0%	38	7.2%	29	6.7%	472
Bonds	5.0%	198	5.7%	18	3.8%	38	4.9%	254
Other assets	0.0%	3	2.6%	1	2.4%	42	2.2%	46
Market value		606		57		109		772
Liabilities		(828)		(130)		(180)		(1,138)
Deficit		(222)		(73)		(71)		(366)
Deferred tax asset		67		26		26		119
Net FRS 17 liability		(155)		(47)		(45)		(247)

Net FRS 17 liability	(247)
Reverse existing provisions/assets net of deferred tax	182
Reverse existing SSAP 24 prepayment for Group pension schemes	(14)
Net adjustment which would result from the adoption of FRS 17	(79)
Profit and loss reserve as reported	(1,899)
Profit and loss reserve on an FRS 17 basis	(1,978)

The FRS 17 deficit has increased during the year ended 30 September 2005 as set out below:

	2005 £m	2004 £m
As at 1 October 2004	**(426)**	(366)
Acquisitions	**–**	(4)
Current service costs	**(37)**	(34)
Curtailment credit	**–**	6
Contributions paid	**73**	53
Past service costs	**–**	(6)
Other financial costs	**(15)**	(19)
Actuarial losses	**(124)**	(64)
Exchange rate (losses)/gains	**(3)**	8
As at 30 September 2005	**(532)**	(426)

NOTES TO THE FINANCIAL STATEMENTS
CONTINUED

22 Pensions continued

Had the Group adopted FRS 17 early, the following amounts would have been included in the profit and loss account:

	2005 £m	2004 £m
Current service cost	**(37)**	(34)
Past service cost	**–**	(6)
Curtailment credit	**–**	6
Total which would have been charged to total operating profit under FRS 17	**(37)**	(34)
Expected return on scheme assets	**57**	45
Interest on scheme liabilities	**(72)**	(64)
Net amount which would have been included as other financial costs under FRS 17	**(15)**	(19)
Total which would have been charged to profit before taxation	**(52)**	(53)

	2005 £m	2005 % of scheme assets/ (liabilities)	2004 £m	2004 % of scheme assets/ (liabilities)	2003 £m	2003 % of scheme assets/ (liabilities)
In addition, the following amounts would have been recognised in the statement of total recognised gains and losses:						
Difference between actual and expected return on scheme assets	**90**	**8.6**	30	3.5	47	6.1
Experience losses on scheme liabilities	**(8)**	**(0.5)**	(36)	(2.8)	(29)	(2.5)
Changes in assumptions	**(206)**	**(13.0)**	(58)	(4.5)	(68)	(6.0)
Actuarial losses	**(124)**	**(7.8)**	(64)	(5.0)	(50)	(4.4)
Exchange rate (losses)/gains	**(3)**		8		(2)	
	(127)		(56)		(52)	

23 Contingent liabilities	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
Performance bonds and guarantees of indemnities and overdrafts of subsidiary and associated undertakings	**183**	188	**348**	246

On 21 October, the Group announced that it had instructed Freshfields to conduct an investigation into the relationships between ESS, IHC and the United Nations. Ernst & Young are assisting Freshfields in the investigation, reporting to the Chairman of the Compass Group PLC Audit Committee.

On 3 November, the Group announced that the investigation raised serious concerns as to whether, within ESS, there has been in connection with IHC and the UN, improper conduct and a failure to comply with the Group's statement of business principles (which apply to all staff, whatever their seniority). As a result, 3 employees have been dismissed.

The investigation is ongoing and, as yet, no final conclusions have been reached.

The Group will continue to co-operate voluntarily and fully as appropriate with the UN and US authorities, including the Office of the United States Attorney for the Southern District of New York.

UN contracts account for less than 0.5% of the Group's turnover and profits.

No provision has been made in these financial statements in respect of these matters and it is not currently possible to quantify any potential liability which may arise. The directors currently have no reason to believe that any potential liability that may arise would be material to the financial position of the Group.

The Group, through a number of its subsidiary undertakings, is from time to time party to various other legal proceedings or claims arising from its normal business. Provision is made as appropriate. None of these proceedings is regarded as material litigation.

The Group has entered into put and call arrangements with minority shareholders to acquire their interests for a total consideration of £169 million (2004: £226 million) exercisable in future periods. In addition, the Group has provided guarantees to certain minority shareholders over the level of profits which will accrue to them in future periods.

NOTES TO THE FINANCIAL STATEMENTS
CONTINUED

24 Capital commitments

	2005 £m	2004 £m
Group		
Contracted for but not provided for	35	26

25 Operating lease and concessions commitments
The Group was committed to making the following payments during the next year in respect of operating leases and concessions agreements:

	2005			2004		
	Operating leases			Operating leases		
	Land and buildings £m	Other assets £m	Occupancy rentals £m	Land and buildings £m	Other assets £m	Occupancy rentals £m
Commitments which expire:						
Within 1 year	11	19	12	18	20	15
Between 2 and 5 years	29	29	53	36	20	44
In more than 5 years	32	9	45	34	3	33
	72	57	110	88	43	92

26 Details of principal subsidiary companies

Country of registration or incorporation	Principal activities
England and Wales	
Compass Group, UK & Ireland Ltd.	Holding company
Compass Contract Services (UK) Ltd.	Trading company for the provision of foodservice in the UK
Moto Hospitality Ltd.	Trading company for the UK motorway service area business
Letheby & Christopher Ltd.	Trading company for the UK sports and events foodservice business
Select Service Partner Ltd.	Trading company for the UK travel, leisure and concessions business
Scolarest Ltd.	Trading company for the provision of foodservice to the UK education market
Selecta UK Ltd.	Trading company for the provision of vending foodservice in the UK
Compass Purchasing Ltd.	Provision of purchasing services in the UK
Compass Group Holdings PLC	Holding company and corporate activities
Hospitality Holdings Ltd.*	Intermediate holding company

NOTES TO THE FINANCIAL STATEMENTS
CONTINUED

26 Details of principal subsidiary companies continued

Continental Europe and the Rest of the World	
Compass Group France SAS, France	Holding company
Eurest France SA	Trading company for the provision of foodservice in France
Compass Group Deutschland GmbH, Germany	Holding company
Eurest Deutschland GmbH, Germany	Trading company for the provision of foodservice in Germany
Compass Group Holdings Spain, S.L.	Holding company
Eurest S.A., Spain	Trading company for the in-flight foodservice business in Spain
Eurest Colectividades S.A., Spain	Trading company for the provision of foodservice in Spain
Compass Group Nederland Holdings BV	Holding company
Compass Group Nederland BV	Trading company for the provision of foodservice in the Netherlands
Selecta Group AG, Switzerland	Holding company
Selecta AG, Switzerland	Trading company for the provision of vending foodservice in Switzerland
Selecta SA, France	Trading company for the provision of vending foodservice in France
Rail Gourmet AG, Switzerland	Holding company
Onama S.p.A., Italy (90%)	Trading company for the provision of foodservice in Italy
Restorama AG, Switzerland	Trading company for the provision of foodservice in Switzerland
Sevita AG, Switzerland	Provision of purchasing services in Continental Europe
Compass Group International BV, the Netherlands	Holding company
Eurest Support Services (Cyprus) International Ltd, Cyprus	Trading company for the provision of integrated support services to the defence, offshore and remote sectors
Seiyo Food Systems Inc., Japan (86%)	Trading company for the provision of foodservice in Japan
USA	
Compass Group USA Investments, Inc.	Holding company
Compass Group USA, Inc.	Trading company for the provision of foodservice in the USA
Morrison Management Specialists, Inc.	Trading company for the provision of foodservice to the USA healthcare market
Crothall Services Group	Trading company for the provision of facilities management services to the USA healthcare market
Flik International Corp.	Trading company for the provision of executive fine dining facilities in the USA
The Patina Group LLC	Trading company for the provision of executive fine dining facilities in the USA
Bon Appétit Management Co.	Trading company for the provision of foodservice in the USA
Restaurant Associates Corp.	Trading company for the provision of executive fine dining facilities in the USA

* Held directly by the parent company.

All companies listed above are wholly owned by the Group, except where otherwise indicated.

Particulars of certain subsidiary companies, none of which is material to the financial statements, are omitted and a complete list will be attached to the forthcoming annual return. All interests are in the ordinary share capital.

All companies operate principally in their country of incorporation, except for Eurest Support Services (Cyprus) International Ltd. which operates worldwide and Sevita AG, which operates throughout Europe.

US DOLLAR AND EURO CONSOLIDATED PROFIT AND LOSS ACCOUNT UNDER UK ACCOUNTING PRINCIPLES

FOR THE YEAR ENDED 30 SEPTEMBER 2005

Compass Group PLC	Before goodwill amortisation and exceptional items $m	Goodwill amortisation and exceptional items $m	Total 2005 $m	2004 $m	Before goodwill amortisation and exceptional items €m	Goodwill amortisation and exceptional items €m	Total 2005 €m	2004 €m
Turnover								
Continuing operations	22,365	–	22,365	20,835	18,575	–	18,575	17,305
Acquisitions	120	–	120	–	100	–	100	–
Total turnover	22,485	–	22,485	20,835	18,675	–	18,675	17,305
Operating costs	(21,231)	(724)	(21,955)	(19,958)	(17,633)	(602)	(18,235)	(16,576)
Operating profit								
Continuing operations	1,252	(724)	528	877	1,041	(602)	439	729
Acquisitions	2	–	2	–	1	–	1	–
	1,254	(724)	530	877	1,042	(602)	440	729
Share of profits of associated undertakings								
Continuing operations	4	–	4	4	3	–	3	3
Discontinued activities	–	–	–	4	–	–	–	3
Total operating profit: Group and share of associated undertakings	1,258	(724)	534	885	1,045	(602)	443	735
Loss on disposal of businesses	–	(2)	(2)	–	–	(1)	(1)	–
Interest receivable and similar income	7	–	7	9	6	–	6	7
Interest payable and similar charges	(237)	–	(237)	(239)	(197)	–	(197)	(198)
Net interest	(230)	–	(230)	(230)	(191)	–	(191)	(191)
Profit on ordinary activities before taxation	1,028	(726)	302	655	854	(603)	251	544
Tax on profit on ordinary activities	(237)	–	(237)	(269)	(197)	–	(197)	(223)
Profit on ordinary activities after taxation	791	(726)	65	386	657	(603)	54	321
Equity minority interests	(64)	–	(64)	(67)	(53)	–	(53)	(56)
Profit for the financial year	727	(726)	1	319	604	(603)	1	265
Equity dividends	(373)	–	(373)	(354)	(310)	–	(310)	(294)
Amount transferred to/(from) reserves	354	(726)	(372)	(35)	294	(603)	(309)	(29)

The exchange rates used to translate the above figures are those ruling at the 2005 balance sheet date (£1 = $1.77 = €1.47).

US DOLLAR AND EURO CONSOLIDATED BALANCE SHEET UNDER UK ACCOUNTING PRINCIPLES

AS AT 30 SEPTEMBER 2005

Compass Group PLC	2005 $m	2004 $m	2005 €m	2004 €m
Fixed assets				
Intangible assets	**7,024**	7,474	**5,834**	6,209
Tangible assets	**3,145**	3,195	**2,612**	2,653
Investments	**90**	53	**75**	44
	10,259	10,722	**8,521**	8,906
Current assets				
Stocks	**466**	494	**387**	410
Debtors: amounts falling due within 1 year	**2,995**	2,775	**2,487**	2,305
amounts falling due after more than 1 year	**489**	508	**406**	422
Cash at bank and in hand	**563**	471	**467**	391
	4,513	4,248	**3,747**	3,528
Creditors: amounts falling due within 1 year	**(5,310)**	(5,083)	**(4,410)**	(4,222)
Net current liabilities	**(797)**	(835)	**(663)**	(694)
Total assets less current liabilities	**9,462**	9,887	**7,858**	8,212
Creditors: amounts falling due after more than 1 year	**(4,586)**	(4,717)	**(3,809)**	(3,918)
Provisions for liabilities and charges	**(704)**	(681)	**(585)**	(566)
Equity minority interests	**(129)**	(96)	**(107)**	(79)
Net assets	**4,043**	4,393	**3,357**	3,649
Capital and reserves				
Called up share capital	**382**	382	**318**	318
Share premium account	**166**	165	**138**	137
Capital redemption reserve	**16**	16	**13**	13
Merger reserve	**7,381**	7,381	**6,130**	6,130
Profit and loss reserve	**(3,900)**	(3,549)	**(3,241)**	(2,948)
Less: own shares	**(2)**	(2)	**(1)**	(1)
Total equity shareholders' funds	**4,043**	4,393	**3,357**	3,649

The exchange rates used to translate the above figures are those ruling at the 2005 balance sheet date (£1 = $1.77 = €1.47).

FIVE YEAR SUMMARY

	2001 £m	2002 £m	2003 £m	2004 £m	**2005 £m**
Excluding exceptional items and goodwill amortisation					
Turnover	8,716	10,617	11,286	11,772	**12,704**
Total operating profit	676	805	797	775	**711**
Profit on ordinary activities before taxation	583	654	661	645	**581**
Profit on ordinary activities after taxation	456	479	492	493	**447**

	2001 pence	2002 pence	2003 pence	2004 pence	**2005 pence**
Basic earnings per ordinary share	19.8	20.5	20.8	21.1	**19.1**

	2001 £m	2002 £m	2003 £m	2004 £m	**2005 £m**
After exceptional items and goodwill amortisation					
Turnover	8,716	10,617	11,286	11,772	**12,704**
Total operating profit	347	533	521	500	**302**
Profit on ordinary activities before taxation	254	382	358	370	**171**
Profit on ordinary activities after taxation	162	244	215	218	**37**

	2001 pence	2002 pence	2003 pence	2004 pence	**2005 pence**
Basic earnings per ordinary share	6.6	10.0	8.3	8.3	**0.0**

	2001 pence	2002 pence	2003 pence	2004 pence	**2005 pence**
Net dividends per share	5.7	7.1	8.4	9.3	**9.8**

Earnings per share and dividends per share have been restated as if the post-demerger capital structure of Compass Group PLC had existed throughout the 5-year period.

SHAREHOLDER INFORMATION

Shareholder analysis	Number of holders	Holders %	Number of shares held Millions	Shares held %
Type of holder:				
Individuals	71,990	90.3	115	5.3
Institutional & other investors	7,707	9.7	2,041	94.7
Total	79,697	100.0	2,156	100.0
Size of holding:				
1 – 100	14,337	18.0	1	0.0
101 – 200	12,620	15.8	2	0.1
201 – 500	19,459	24.4	6	0.3
501 – 1,000	13,359	16.8	10	0.5
1,001 – 2,000	10,045	12.6	15	0.7
2,001 – 5,000	6,323	7.9	20	0.9
5,001 – 10,000	1,635	2.0	11	0.5
10,001 – 50,000	942	1.2	20	0.9
50,001 – 100,000	222	0.3	16	0.8
100,001 – 500,000	382	0.5	90	4.2
500,001 – 1,000,000	123	0.2	89	4.1
1,000,001 – 5,000,000	173	0.2	406	18.8
5,000,001 – 10,000,000	41	0.1	266	12.3
10,000,001 and above	36	0.0	1,204	55.9
Total	79,697	100.0	2,156	100.0

Registrars and transfer office

All matters relating to the administration of shareholdings should be directed to Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, telephone within the UK: 0870 162 3100 and from overseas: +44 20 8639 2157; email: ssd@capitaregistrars.com.

Shareholders that receive duplicate mailings because they have multiple holdings can write to the Registrars requesting that the holdings be amalgamated. By logging on to www.capitaregistrars.com and selecting Are You a Shareholder? or Visit Shareholder Site, shareholders can access a range of online services including registering to receive future corporate documents by email. Access to some areas is by investor code only and shareholders are advised to refer to their share certificates for details.

Share dealing service

Compass Group has arranged share dealing services with Capita Registrars which provides a telephone and online share dealing service for UK resident shareholders in Compass Group. To deal, shareholders must provide details of surname, postcode, date of birth and investor code (set out in share certificates). To use the service telephone 0870 458 4577 or visit www.capitadeal.com

Individual Savings Accounts (ISAs)

Compass Group has introduced corporate sponsored Maxi and Mini ISAs. The ISAs offer UK resident shareholders a simple low-cost and tax efficient way to invest in the Company's shares. Full details together with a form of application are available from HSBC Trust Company (UK) Limited, Corporate Personal Equity Plans & Individual Savings Accounts, 1st Floor, Courtwood House, Silver Street Head, Sheffield S1 2BH, telephone 0845 745 6123.

Share price information

The current price of Compass Group shares is available on Ceefax, Teletext, FTCityline (operated by the Financial Times), telephone 0906 843 3250 and Compass Group's corporate website.

ShareGift

ShareGift is a charity share donation scheme for shareholders administered by the Orr Mackintosh Foundation. It is particularly useful for those shareholders that may wish to dispose of a small quantity of shares where the market value makes it uneconomic to sell on a commission basis. Further information can be obtained from ShareGift telephone 020 7337 0501 or from its website at www.sharegift.org

American Depositary Receipts (ADRs)

Compass Group has an ADR programme. Each ADR is equivalent to one Compass Group ordinary share and trades under the symbol CMPGY. Further information can be obtained from The Bank of New York, Investor Relations, PO Box 11258, Church Street Station, New York, NY 10286-1258, telephone: within the US toll free 1-888 BNY-ADRs and from overseas +1 610 382 7836, email: shareowners@bankofny.com and from websites: www.adrbny.com and www.stockbny.com

Unsolicited mail

Compass Group is legally obliged to make its register of members available to the public. As a consequence of this some shareholders might have received unsolicited mail. Shareholders wishing to limit the amount of such mail should write to the Mailing Preferences Service ('MPS'), FREEPOST 22, London W1E 7EZ. MPS will then notify the bodies that support its service that you do not wish to receive unsolicited mail.

Registered office

Compass Group PLC, Compass House, Guildford Street, Chertsey, Surrey KT16 9BQ, United Kingdom, telephone +44 (0)1932 573 000, fax +44 (0)1932 569 956.

Corporate website

Information about Compass Group is also available at www.compass-group.com

Financial calendar

Annual General Meeting – 10 February 2006
Half year results announcement – May
Full year results announcement – late November/early December
Dividend payments:
Interim – August
Final – March

CORPORATE OFFICES

Corporate Office
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ
United Kingdom
Tel +44 (0)1932 573 000
Fax +44 (0)1932 569 956
www.compass-group.com

Compass Group PLC
(CE & ROW)
200 Avenue de Paris
Châtillon
92320
France
Tel + 33 1 76 61 10 00
Fax + 33 1 76 61 10 10

United Kingdom Headquarters
Compass Group, UK & Ireland
Rivermead
Oxford Road
Denham
Uxbridge UB9 4BF
United Kingdom
Tel +44 (0)1895 554 554
Fax +44 (0)1895 554 555

North America Headquarters
Compass Group, North America
2400 Yorkmont Road
Charlotte
NC 28217
USA
Tel +1 704 329 4000
Fax +1 704 328 4010

Front cover image: Flushing Meadows, New York

Designed & produced by Carnegie Orr +44 (0)20 7610 6140
Printed in the UK by St Ives Westerham Press

It is our policy to produce the document constituting our annual and interim reports with a minimum impact on the environment. To this end the paper used is 100% chlorine free woodpulp from sustainable forests, using thinnings and waste from the timber industry and is totally recyclable and biodegradable. Our printers are fully accredited to the ISO 14001 environmental management system and are a CarbonNeutral® company. They utilise vegetable based inks and operate a direct computer to plate repro system, eliminating the need for film with its chemicals such as developer and acid fixers.

COMPASS
GROUP

Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ
United Kingdom
Tel +44 (0)1932 573 000
Fax +44 (0)1932 569 956

www.compass-group.com